Dated __ December 2005

(1)	CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND GEOLOGICAL COMPANY", as the Borrower

(2)	BCK VENTURES LIMITED, BEMA GOLD CORPORATION, KUPOL VENTURES LIMITED, WHITE ICE VENTURES LIMITED, CHUKOTKA VENTURES LIMITED and BEMA GOLD FAR EAST LLC, as the Guarantors

(3)	KUPOL AU-AG (BARBADOS) INC., as the Risk Management SPV

(4)	THE ENTITIES party to the Tranche A Senior Loan Agreement, as the Tranche A Senior Lenders

(5)	THE COMMERCIAL BANKS AND/OR FINANCIAL INSTITUTIONS party to the Tranche B Senior Loan Agreement, as the Tranche B Senior Lenders

(6)	INTERNATIONAL FINANCE CORPORATION, as the Junior Lender

(7)

BAYERISCHE HYPO- UND VEREINSBANK AG, CATERPILLAR FINANCIAL SERVICES (UK) LIMITED, EXPORT DEVELOPMENT CANADA, MITSUBISHI CORPORATION and SOCIETE GENERALE, as the Mandated Lead Arrangers for the Senior Loans

(8)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Documentation Agent for the Senior Lenders

(9)	SOCIETE GENERALE, as the Technical Agent for the Senior Lenders

(10)	SOCIETE GENERALE, as the Insurance Agent for the Senior Lenders

(11)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Tranche A Facility Agent for the Tranche A Senior Lenders

(12)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Tranche B Facility Agent for the Tranche B Senior Lenders

(13)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Offshore Security Trustee for the Finance Parties

(14)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Principal Russian Security Agent for the Finance Parties

(15)	CLOSED JOINT-STOCK COMPANY "INTERNATIONAL MOSCOW BANK", as the Russian Gold Security Agent and

(16)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Principal Facilities Agent for the Senior Lenders

COMMON TERMS AGREEMENT
relating to the Project Financing for the Kupol Gold and Silver
Project located in Chukotka, Russia

Note: This document has been redacted for confidentiality purposes. Deleted sections have been marked with asterices. **

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THIS COMMON TERMS AGREEMENT is dated __ December 2005 (as amended, modified or supplemented from time to time in accordance with the terms hereof, this "Agreement"), and made between:

(1)	CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND GEOLOGICAL COMPANY" (the "Borrower");

(2)

BCK VENTURES LIMITED ("BCK Ventures"), BEMA GOLD CORPORATION ("Bema"), KUPOL VENTURES LIMITED ("Kupol Cyprus"), WHITE ICE VENTURES LIMITED ("White Ice"), CHUKOTKA VENTURES LIMITED ("CVL") and BEMA GOLD FAR EAST LLC ("Bema Far East" and, collectively with BCK Ventures, Bema, Kupol Cyprus, White Ice and CVL, the "Guarantors");

(3)	KUPOL AU-AG (BARBADOS) INC. (the "Risk Management SPV");

(4)	the entities referred to on the signature pages hereof as the lenders under the Tranche A Senior Loan Agreement (collectively, the "Tranche A Senior Lenders");

(5)	the banking and/or financial institutions referred to on the signature pages hereof as the lenders under the Tranche B Senior Loan Agreement (collectively, the "Tranche B Senior Lenders");

(6)	INTERNATIONAL FINANCE CORPORATION, in its capacity as the lender under the Junior Loan Agreement (in such capacity, the "Junior Lender");

(7)

BAYERISCHE HYPO- UND VEREINSBANK AG ("HVB"), CATERPILLAR FINANCIAL SERVICES (UK) LIMITED, EXPORT DEVELOPMENT CANADA, MITSUBISHI CORPORATION and SOCIETE GENERALE, in their capacity as mandated lead arrangers of the financings contemplated by the Senior Loan Agreements (collectively, in such capacity, the "MLA's");

(8)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the documentation agent for the Senior Lenders (in such capacity, the "Documentation Agent");

(9)	SOCIETE GENERALE, in its capacity as the technical agent for the Senior Lenders (in such capacity, the "Technical Agent");

(10)	SOCIETE GENERALE, in its capacity as the insurance agent for the Senior Lenders (in such capacity, the "Insurance Agent");

(11)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the facility agent for the Tranche A Senior Lenders (in such capacity, the "Tranche A Facility Agent");

(12)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the facility agent for the Tranche B Senior Lenders (in such capacity, the "Tranche B Facility Agent");

(13)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the offshore security trustee for the Finance Parties (in such capacity, the "Offshore Security Trustee");

(14)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the principal Russian security agent for the Lenders (in such capacity, the "Principal Russian Security Agent");

(15)	CLOSED JOINT-STOCK COMPANY "INTERNATIONAL MOSCOW BANK", in its capacity as the Russian security agent for the Lenders in connection with Gold (in such capacity, the "Russian Gold Security Agent"); and

(16)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the principal facilities agent for the Senior Lenders (in such capacity, the "Principal Facilities Agent").

IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

The following terms when used in this Agreement, shall have the following meanings:

"Actual Cash Flow" means, in relation to any period, the excess (if any) of:

(a) without duplication, total Dollars realised and received by the Borrower during such period from sales of Gold and Silver from Production and from any Project Risk Management Agreements plus

(b) any recovery of value added or similar tax actually received by the Borrower during such period less

(c) Project Costs incurred during such period (excluding, however, Project Capital Costs incurred during such period to the extent that the same are actually funded with the proceeds of Senior Loans).

"Agreed Environmental Requirements" means:

(a)

any laws, rules or regulations of whatsoever nature (whether federal, provincial or otherwise) relating to environmental, health and safety or similar issues from time to time in effect and having application to any Group Member;

(b) the World Bank Group (including IFC and MIGA) Environmental Health and Safety Policies as from time to time in effect, including;

	(i)	IFC Safeguard Policy on Environment Assessment (OP 4.01), dated October 1988;

	(ii)	World Bank's Policy OPN 11.03: Cultural Property (September 1986);

	(iii)	World Bank's Policy OP 4.37: Safety of Dams (September 1996) supplemented by IFC draft Policy on Safety of Dams (OP 4.37) and MIGA Safeguard Policy on Dam Safety, 2005;

	(iv)	World Bank's Policy OD 4.30: Involuntary Resettlement (June 1990);

	(v)	IFC OP 4.36 Safeguard Policy on Forestry, dated November 1998, to be complemented by the World Bank Operational Policies OP 4.36 dated November 2002;

	(vi)	IFC OP 4.04 Safeguard Policy on Natural Habitats dated _ November 1998;

	(vii)	IFC Policy Statement on Forced Labour and Harmful Child Labour, dated March 1998; and

	(viii)	World Bank Operational Directive 4.20, Indigenous Peoples, dated September 1991;

(c)	the World Bank Group/IFC Environmental, Health and Safety Guidelines as from time to time in effect, including:

	(i)	World Bank Environmental, Health and Safety Guidelines, Mining and Milling – Open Pit, dated August 11, 1995;

	(ii)	World Bank Environmental, Heath and Safety Guidelines, Mining and Milling – Underground, dated August 11, 1995;

	(iii)	Pollution Abatement and Prevention Handbook (PPAH) July 1, 1998: General Environmental Guidelines;

	(iv)	the IFC Life and Fire Safety Guidelines, dated December 2002;

	(v)	the IFC Operational Heath and Safety Guidelines, dated June 2003;

	(vi)	the IFC General Health and Safety Guidelines, dated July 1, 1998;

	(vii)	the IFC Hazardous Materials Management Guidelines, dated December 2001; and

	(viii)	Pollution Abatement and Prevention Handbook 1998, Part III, Project Guidelines, Monitoring;

(d)	the "Equator Principles" as from time to time in effect;

(e)	the "Principles and Standards of Practice" contained in the International Cyanide Management Code;

(f)	the Construction ESAP and the Operational ESAP;

(g)	the Mine Reclamation and Closure Plan;

(h)	the Emergency Response Plan; and

(i)	the Occupational Health and Safety Plan

"Agreed Form" means in respect of any instrument:

(a)	in a form executed by the relevant parties and dated the date hereof; or

(b)

if not executed and dated the date hereof, substantially in the form initialled on the date hereof by the Documentation Agent (or Mayer, Brown, Rowe & Maw LLP on its behalf), the Junior Lender and an Authorised Representative of Bema; or

(c)

in such form as the Documentation Agent, the Junior Lender and each Obligor party thereto (or, if no Obligor is party thereto, Bema) agree is the Agreed Form of such instrument for the purposes of this Agreement, and the Agreed Form of any instrument described in clause (c) shall have precedence over and replace the Agreed Form of such instrument described in clauses (a) or (if specified in the form referred to in clause (c)) (b).

"Agreed Project Risk Management Policy" means the "Kupol Project Agreed Project Risk Management Policy", ** the form provided to the MLA's in connection with their execution of this Agreement, as the same may be amended from time to time with the consent of the Required Lenders and each Senior Lender which is a Senior Lender RMA Provider at such time.

"Agreement" is defined in the preamble.

**

"Approval" means an approval, authorisation, license (including the Mining License), permit, consent, filing or registration by or with any Governmental Agency or by or with any other person having legal or regulatory jurisdiction whether or not referred to in Item 5 (Approvals) of the Disclosure Schedule.

"Approved Subordinated Indebtedness" means any intercompany indebtedness outstanding from any Obligor (other than Bema) to any other Obligor and which is subject to the terms and conditions of the Subordination Agreement.

"Assignments of Reinsurances" means, collectively, the Deeds of Assignment of Reinsurances each entered into between a Russian Insurer (excluding the Russian Insurer referred to in the first proviso to Clause 12.14(i)(ii), the Borrower and the Offshore Security Trustee substantially in the Agreed Form.

"Authorised Representative" means, relative to any Obligor, those of its officers whose signatures and incumbency shall have been certified to the Documentation Agent pursuant to Clause 8.1(a)(ii) .

"Availability Period" means, in respect of Senior Loan Agreement, the period beginning on the date of such Senior Loan Agreement and ending on the earlier of:

(a)	the Economic Completion Date;

(b)	the date of termination or cancellation of all Commitments under such Senior Loan Agreement; or

(c)	the date that all Commitments under such Senior Loan Agreement are fully drawn.

"BCK Ventures" is defined in the preamble.

"Bema" is defined in the preamble.

"Bema Far East" is defined in the preamble.

"Bema Far East Security Agreement" means that certain Movable Property Pledge Agreement between Bema Far East, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"Bema Guarantee" means the Guarantee entered into by Bema.

"Bema Security Agreement (Canada)" means that certain Security Agreement governed by the laws of the Province of British Columbia between Bema and the Offshore Security Trustee substantially in the Agreed Form.

"Bema Security Agreement (England)" means that certain Security Agreement governed by the laws of England between Bema and the Offshore Security Trustee substantially in the Agreed Form.

"Bema Security Agreements" means, collectively, the Bema Security Agreement (Canada) and the Bema Security Agreement (England).

"Borrower" is defined in the preamble.

"Borrower Security Agreement (Goods and Rights Pledge)" means that certain Gold and Rights Pledge Agreement between the Borrower and the Russian Gold Security Agent substantially in the Agreed Form.

"Borrower Security Agreement (Immovables Mortgage)" means that certain Mortgage Agreement between the Borrower, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"Borrower Security Agreement (Movable Property Pledge)" means that certain Movable Property Pledge Agreement between the Borrower, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"Borrower Security Agreement (Offshore Assets)" means that certain Security Agreement between the Borrower and the Offshore Security Trustee substantially in the Agreed Form.

"Borrower Security Agreement (Russian Accounts - Magadan)" means that certain Direct Debit Agreement between the Borrower, the Principal Russian Security Agent and Sberbank substantially in the Agreed Form.

"Borrower Security Agreement (Russian Accounts - Moscow)" means that certain Direct Debit Agreement between the Borrower, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"Borrower Security Agreement (Russian Contracts)" means that certain Security Agreement between the Borrower and the Offshore Security Trustee substantially in the Agreed Form.

"Borrower Security Agreements" means, collectively, the Borrower Security Agreement (Movable Property Pledge), the Borrower Security Agreement (Goods and Rights Pledge), the Borrower Security Agreement (Immovables Pledge), the Borrower Security Agreement (Offshore Assets), the Borrower Security Agreements (Russian Accounts) and the Borrower Security Agreement (Russian Contracts).

"Borrower Security Agreements (Russian Accounts)" means, collectively, the Borrower Security Agreement (Russian Accounts - Magadan) and the Borrower Security Agreement (Russian Accounts - Moscow).

"Borrowing Date" means a Business Day on which Senior Loans are to be made pursuant to each of the Senior Loan Agreements.

"Borrowing Request" means, with respect to either Senior Loan Agreement, a request for a Senior Loan to be advanced under such Senior Loan Agreement and a certificate duly executed by an Authorised Representative of each Obligor and which is, in the case of each Senior Loan Agreement, substantially in the form referred to in the definition of such term contained in such Senior Loan Agreement.

"Bridge Facility Indebtedness" means any indebtedness of any Obligor pursuant to the Term Loan Facility Agreement, dated 21 July, 2004 (as amended by the First Amendment Agreement, dated 13 April, 2005 and by the Second Amendment Agreement, dated 1 July, 2005) between BCK Ventures, as the borrower, Bema, Kupol Cyprus and White Ice, as the guarantors, and HVB, as the lender;

"Business Day" means:

(a)

any day which is not a Saturday, Sunday, legal holiday or any other day on which banks are authorised or required to be closed in London, England or New York City, U.S.A or Vancouver, Canada or Moscow, Russia; and/or

(b)	relative to the calculation of LIBOR, any day on which dealings in Dollars are carried on in the London interbank market; and/or

(c)

relative to the determination of the London Gold Price or the London Silver Price or the determination of the Dollar equivalent of any amount based on the London Gold Price or the London Silver Price, any day on which dealings in Gold or, as may be relevant, Silver are carried on between members of the LBMA in London.

"Calculation Date" means:

(a)

with respect to any Compliance Certificate to be delivered pursuant to Clause 10.1(c) within thirty (30) Business Days after 30 June or 31 December in any calendar year, each 1 January and 1 July occurring after such 30 June or 31 December, as the case may be (or, in the case of any Compliance Certificate to be delivered prior to the Mechanical Completion Date, each 1 January and 1 July occurring after the date on which the Mechanical Completion Date is, as at the date of delivery of such Compliance Certificate, then scheduled to occur); and

(b)

with respect to any Compliance Certificate to be delivered pursuant to Clause 10.1(c) on the Mechanical Completion Date or the Economic Completion Date, the first 1 July or 1 January occurring thereafter and each subsequent six (6) monthly anniversary of such first 1 July or 1 January, as the case may be.

"Capital Contribution" means a contribution made (whether in cash or otherwise and whether directly or indirectly) by one person to the share capital or equity of another person.

"Capital Expenditures" means, for any period and with respect to any person, the sum of:

(a)

the aggregate amount of all expenditures of such person for fixed or capital assets (including (i) expenditures incurred in connection with all development costs, and (ii) working capital referred to in the Cash Flow Schedule and incurred prior to the Economic Completion Date) made during such period which would be classified as capital expenditures;

plus

(b)	the aggregate amount of all Capitalised Lease Liabilities paid by such person during such period.

"Capitalised Lease Liabilities" means all monetary obligations of any person under any leasing or similar arrangement which would be classified as capitalised leases, and, for purposes of this Agreement and each other Finance Document, the amount of such obligations shall be the capitalised amount thereof, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Cash Equivalent Investment" means, at any time:

(a)	securities maturing not more than twelve (12) months from the date of issue, which are issued by the governments of any of Canada, Germany, France, the United Kingdom or the United States; or

(b)

any negotiable certificate of deposit or bankers' acceptance (in either case, in certificated form and denominated in U.S. Dollars), maturing not more than one (1) year after such time, which is issued (or, in the case of a bankers' acceptance, accepted) by a commercial banking institution organised under the laws of an OECD member country that has a combined capital and surplus and undivided profits of not less than U.S.$1,000,000,000 (or the equivalent thereof in any other currency).

"Cash Flow Model" means the computer model used to prepare the Cash Flow Schedule, a copy of which is held by the Technical Agent, the Junior Lender and the Borrower and identified as "Model version "Kupol-FS-Nov 22 2005 DRAFT.xls" (as saved on 22 November 2005 at 19:00)", as the same may be amended, modified or supplemented from time to time as a result of changes thereto made pursuant to Clause 1.8(b)(ii) .

"Cash Flow Schedule" means the schedule of projected Future Net Cash Flows of the Kupol Project and other financial information relating thereto (including calculations indicating compliance with the provisions of Clause 11.1) produced from the Cash Flow Model, currently in the Agreed Form, as the same may be amended, modified or supplemented from time to time as a result of changes thereto made pursuant to Clause 1.8(b) (whether as a result of changes made directly to the Cash Flow Schedule or changes arising as a result of any change to the Cash Flow Model).

"Cash Sweep Calculation Amount" means, in connection with any Cash Sweep Calculation Period, the following amount:

(a)	the sum of:

	(i)	the Actual Cash Flow for such Cash Sweep Calculation Period; plus

	(ii)	Total Cash Balances as at the first Business Day of such Cash Sweep Calculation Period;

less

(b)	any amount credited to the Debt Service Reserve Account during such Cash Sweep Calculation Period,

plus

(c)	any amount debited from the Debt Service Reserve Account during such Cash Sweep Calculation Period (excluding any amount debited from the Debt

Service Reserve Account pursuant to Clause 6.3(d) to fund the payment of any Obligation),

less

(d)	**

If the Cash Sweep Calculation Amount for any Cash Sweep Calculation Period as calculated pursuant to the foregoing terms shall be a negative number then the Cash Sweep Calculation Amount for such period shall be deemed to be zero.

"Cash Sweep Calculation Certificate" means a certificate in the Agreed Form executed by a senior financial Authorised Representative of the Borrower.

"Cash Sweep Calculation Date" means 30 June and 31 December in each calendar year commencing with the first such date to occur on or after the Economic Completion Date.

"Cash Sweep Calculation Period" means each period of six (6) months ending on a Cash Sweep Calculation Date

"Cash Sweep Payment Period" means, in connection with each Cash Sweep Calculation Certificate, the period commencing on the date of submission of such Cash Sweep Calculation Certificate and ending on the day which is five (5) Business Days thereafter.

**

**

**

"Collection Account Security Agreement" means that certain Security Agreement between the Russian Sales Agent, the Borrower and the Offshore Security Trustee substantially in the Agreed Form.

"Commitment" means, relative to any Senior Lender, such Senior Lender's obligation to make and to maintain Senior Loans pursuant to the terms and subject to the conditions of the Senior Loan Agreement to which it is a party, this Agreement and the other Finance Documents.

"Commitment Amount" means in relation to any Senior Lender party to either Senior Loan Agreement on the Effective Date, to the extent not cancelled, reduced or terminated in accordance with this Agreement or the relevant Senior Loan Agreement;

(a)	in the case of each Tranche A Senior Lender, the amount specified next to such Tranche A Senior Lender's signature on the signature pages of the Tranche A Senior Loan Agreement; and

(b)	in the case of each Tranche B Senior Lender, the amount specified next to such Tranche B Senior Lender's signature on the signature pages of the Tranche B Senior Loan Agreement.

in each case as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents or, in the case of any person becoming a Senior Lender after the date of execution of this Agreement, the amount (as varied by any transfers, assignments, novations, conversions or other amendments made in accordance with the Finance Documents) specified as having been assumed by that Senior Lender in the relevant instrument, in each case as reduced or converted in accordance with the terms of the relevant Senior Loan Agreement.

"Completion Certificates" means, collectively, the Economic Completion Certificate and the Mechanical Completion Certificate.

"Compliance Certificate" means a certificate duly executed by an Authorised Representative of the Borrower (and, in the case of any Compliance Certificate delivered on or prior to the Economic Completion Date, an Authorised Representative of Bema), substantially in the Agreed Form.

"Construction Contract" means the Engineering, Procurement and Construction Management Agreement (EPCM) for Kupol Surface Facilities 2005 to 2008, dated on or about 1 December, 2005, between Bema and the Construction Contractor in the form provided to the Documentation Agent in connection with the execution of this Agreement.

"Construction Contractor" means Orocon Incorporated.

"Construction ESAP" is defined in Clause 8.1(j)(i)(E) .

"Continuation Notice" means, with respect to any Senior Loan Agreement, a notice of continuation of a Senior Loan under such Senior Loan Agreement and a certificate duly executed by a notice of continuation and certificate duly executed by an Authorised Representative of the Borrower and which is in the case of each Senior Loan Agreement, substantially in the form referred to in the definition of such term contained in such Senior Loan Agreement.

"Convertible Notes" means the Notes issued pursuant to (and defined in) the Convertible Notes Trust Deed.

"Convertible Notes Trust Deed" means the Trust Deed, dated 25 February 2004 between Bema and BNY Trust Company of Canada.

"Corporate Risk Management Policy" means the general risk management policy adopted by ** the form annexed to the Agreed Project Risk Management Policy as Annex 1.

"Corrupt Practices" means the offering, promising or giving of any pecuniary or other advantage, whether directly or through intermediaries, to a foreign public official, for that official or for a third party, in order that the official act or refrain from acting in relation to the performance of official duties, in order to obtain or retain business or other improper advantage in the conduct of international business.

"Covered Senior Lenders" is defined in Clause 8.1(l)(i) .

"Covered Tranche B Senior Lenders" means, collectively, those of the Covered Senior Lenders which are Tranche B Senior Lenders.

"CVL" is defined in the preamble.

"CVL Security Agreement (Movable Property Pledge)" means that certain Movable Property Pledge Agreement between the Borrower, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"CVL Security Agreement (Share Pledge)" means that certain Agreement for Pledge of Shares of Bema Far East between CVL, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"Debt Service Coverage Ratio (Historic)" means, for any period, the ratio, expressed as a percentage, of:

(a)	the sum of (i) Actual Cash Flow, plus (ii) Funded Debt Service (Historic)

to

(b)	Funded Debt Service (Historic)

in each case calculated for such period.

"Debt Service Coverage Ratio (Prospective)" means, for any period, the ratio, expressed as a percentage, of:

(a)	the sum of (i) Future Net Cash Flow, plus (ii) Funded Debt Service (Prospective)

to

(b)	Funded Debt Service (Prospective)

in each case calculated for such period.

"Debt Service Reserve Account" is defined in Clause 6.3(a) .

"Default" means any Event of Default or any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the foregoing, would constitute an Event of Default.

"Development Plan" means, collectively, the Feasibility Study, the Technical Review, the Cash Flow Model and the Cash Flow Schedule.

"Direct Agreements" means, collectively, the agreements entered into pursuant to Clause 8.1(d)(ii) and clause (d) of the last paragraph of Clause 12.15.

"Direct Agreement Project Documents" means, collectively, the Construction Contract, the Framework Agreement, the Refining Agreement, the Sales Agency Agreement, the Offtake Agreement and each Project Document referred to in the last paragraph of Clause 12.15.

"Disclosure Schedule" means the disclosure schedule of certain information relating to the Obligors and the Kupol Project in the Agreed Form (as the same may be deemed amended pursuant to Clause 12.2 or 12.4 or otherwise amended in accordance with this Agreement).

"Discount Rate" means, in connection with the calculation of Present Value of Future Net Cash Flow on any date, an interest rate per annum equal to the sum of:

(a)	the average daily LIBOR (determined for nominal Interest Periods of six (6) months) for the six (6) month period ending on such date; and

(b)

(i) at any time on or prior to the Senior Obligations Discharge Date, the greater of (A) the Applicable Margin under the Tranche A Senior Loan Agreement, and (B) the Applicable Margin under the Tranche B Senior Loan Agreement, in each case as in effect on such date, and (ii) at any time after the Senior Obligations Discharge Date, the Applicable Margin under the Junior Loan Agreement.

"Disruption Event" means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

	(i)	from performing its payment obligations under the Finance Documents; or

	(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

(and which (in either such case)) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"Documentation Agent" is defined in the preamble.

"Dollar" and the sign "U.S.$" means the lawful money of the United States of America.

"Dollar Lending Office" means:

(a)

with respect to each Senior Lender, the office of such Senior Lender designated as such below its signature hereto (if such an office is specified) or such other office of such Senior Lender as may be designated from time to time by notice from such Senior Lender to the Principal Facilities Agent (and, in the case of each Tranche A Senior Lender and each Tranche B Senior Lender to the Tranche A Facility Agent and the Tranche B Facility Agent, respectively) and the Borrower;

(b)

with respect to the Principal Facilities Agent and each Tranche Facility Agent, the office of each such person designated as such below its signature hereto or such other office of the Principal Facilities Agent or either Tranche Facility Agent as may be designated from time to time by notice to the Borrower and (i) in the case of the Principal Facilities Agent, each Senior Lender, (ii) in the case of the Tranche A Facility Agent, each Tranche A Senior Lender, and (iii) in the case of the Tranche B Facility Agent, each Tranche B Senior Lender; and

(c)

with respect to the Junior Lender, the office of the Junior Lender designated as such below its signature hereto or such other office of the Junior Lender as may be designated from time to time by notice from the Junior Lender to the Borrower.

"Economic Completion" means the achievement of certain production, shipment, economic and legal criteria as set out in the Economic Completion Certificate (or such other alternative criteria as the Senior Lenders may agree with the Borrower from time to time).

"Economic Completion Certificate" means a certificate (together with all attachments thereto) duly executed in one or more counterparts by an Authorised Representative of the relevant Obligors and the Independent Engineer (and confirmed by the Technical Agent as having been completed in a manner which is responsive to the terms thereof), substantially in the Agreed Form (or in such other form as the Senior Lenders may consent to in order to reflect any alternative criteria of the nature referred to in the definition of Economic Completion).

"Economic Completion Date" means the first Business Day immediately following the day on which the Technical Agent shall have received:

(a)	counterparts of the Economic Completion Certificate executed by each person referred to in the definition thereof;

(b)

a Compliance Certificate calculated (on the basis of the Cash Flow Schedule as then in effect (including any changes thereto arising as a result of the circumstances referred to in Clause 1.8(b)) as at the proposed Economic Completion Date pursuant to Clause 10.1(c) together with, in each such case, an independent verification from the Independent Engineer in form reasonably satisfactory to the Technical Agent with respect to:

	(i)	statements and calculations contained in such Economic Completion Certificate and Compliance Certificate; and

	(ii)	the development of the Kupol Project in a manner which is consistent with the Development Plan; and

(c)	confirmation that the balance standing to the credit of the Debt Service Reserve Account shall be equal to or in excess of the then applicable Required Debt Service Reserve Balance;

provided, however, that the Economic Completion Date may not occur on any date on which a Default shall have occurred and be continuing.

"Effective Date" is defined in Clause 18.8.

"Emergency Response Plan" means a detailed plan prepared by the Borrower describing appropriate hazard recognition, logistics, communication, containment, remediation and reporting requirements in the event of an emergency at the Kupol Project (including any accident, spill or release, fire, explosion and/or medical emergency) and complying with the Agreed Environmental Requirements.

"Enforcement Event" shall mean either:

(a)	the occurrence of any Insolvency Default, or

(b)	the acceleration of all or any portion of the outstanding principal amount of the Loans and/or other Obligations pursuant to Clause 13.2 or 13.3 as a result of the occurrence of any Event of Default.

"Environmental Impact Study" means the description and review of environmental issues relating to the Kupol Project (including compliance with Environmental Laws and Agreed Environmental Requirements) contained in the Feasibility Study and the Technical Review.

"Environmental Law" means any applicable law relating to or imposing liability or standards of conduct concerning the environment including laws relating to reclamation of land and waterways and laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

"Environmental Monitoring Report" means a report with respect to environmental issues at the Kupol Project prepared by the Borrower.

"Equity Make-Up Contribution" means an amount of U.S.$56,000,0000 (being:

(a)	the Required Total Equity Contribution

less

(b)	the Required Up-Front Equity Contribution

and being the amount of contributions in excess of the Required Up-Front Equity Contribution which are or might be required to be made to the Borrower pursuant to Clause 8.2(b) in connection with the making of any Senior Loans).

"Escrow Account" is defined in Clause 6.4(a) .

"Event of Default" is defined in Clause 13.1.

"Event of Force Majeure" means an event of force majeure as defined in any applicable Project Document under which an event of force majeure is declared.

**

**

"Facilities" means each of the loan facilities made available to the Borrower pursuant to the Loan Agreements, each such loan facility being a "Facility".

"Facilities Agents" means, collectively, the Principal Facilities Agent, the Documentation Agent, the Technical Agent and the Insurance Agent.

"FATF" means the Financial Action Task Force on Money Laundering.

"Feasibility Study" means the [ ], dated [ ], prepared by [ ] in the form delivered to the Technical Agent in connection with the execution of this Agreement.

"Final Maturity Date" means:

(a)	in the case of the Senior Loans made by the Tranche A Senior Lenders, 30 June, 2013;

(b)	in the case of the Senior Loans made by the Tranche B Senior Lenders, 30 June, 2012; and

(c)	in the case of the Junior Loan, 15 June, 2014.

"Finance Document" means any of this Agreement, the Loan Agreements, the Security Agreements, the Guarantees, the Subordination Agreement, the Project Account Agreements, the Direct Agreements and each other instrument executed by any Obligor or any affiliate thereof evidencing any obligation (monetary or otherwise) to any Finance Party in connection with and pursuant to this Agreement and/or the Loan Agreements and the transactions contemplated hereby and delivered to any Finance Party.

The term "Finance Document" shall at any time include (whether or not any Commitment is outstanding and whether or not any principal amount of any Loan or any interest accrued thereon is then outstanding to any Lender) any Project Risk Management Agreement in effect at such time entered into between (a) the Risk Management SPV and (b) any Senior Lender RMA Provider at such time. In addition, and if:

(x)

the rights under any Project Risk Management Agreement of any Covered Senior Lender are transferred to any issuer of Political Risk Insurance as a result of any payment to such Covered Senior Lender thereunder; or

(y)

the rights under this Agreement of any Covered Senior Lender which is also then a Senior Lender RMA Provider are transferred to any issuer of Political Risk Insurance as a result of any payment to such Covered Senior Lender thereunder then, in each such case and notwithstanding the previous provisions of this definition, such Project Risk Management Agreements shall continue to be Finance Documents.

"Finance Parties" means, collectively, the Representatives and the Lenders.

"Fiscal Quarter" means any quarter of a Fiscal Year.

"Fiscal Year" means any period of 12 consecutive calendar months ending on 31 December.

"Framework Agreement" means the Amended and Restated Framework Agreement, made effective as of 5 December 2002 and amended and restated as of 7 August 2003, among GUP, Bema, Kupol Cyprus (as successor in interest to CVL) and the Borrower.

"Funded Debt Service (Historic)" means, for any period, the sum of:

(a)	the principal amount of the Loans scheduled to be repaid during such period pursuant to Clause 3.1(b) of the Tranche A Loan Senior Agreement and Clause 3.1(b) of the Tranche B Senior Loan Agreement,

plus

(b)	the amount of interest and other amounts (including any amount payable in connection with the maintenance of any Political Risk Insurance) accrued on the Senior Loans during such period.

"Funded Debt Service (Prospective)" means, for any period, the amount in Dollars which will be necessary in order to pay in full all principal of and interest and other amounts (including any amount payable in connection with the maintenance of any Political Risk Insurance) accruing in respect of the Senior Loans which (in the case of all such principal, interest or other amounts) are scheduled to, or otherwise are reasonably expected to, become due and payable during that period (excluding any such amount repayable pursuant to Clause 5.1(d)) .

"Funding Percentage" means, relative to any Senior Lender and at any time, the ratio (expressed as a percentage) of:

(a)	such Senior Lender's Commitment Amount at such time

to

(b)	the Total Senior Commitment Amount at such time.

"Future Net Cash Flow" means, for any period, the excess of:

(a)	the Dollar equivalent (calculated at the date of determination of Future Net Cash Flow

(i)

in the case of any such ounces of Gold or Silver which are covered by a Project Risk Management Agreement in effect on the relevant date of calculation, at the price for delivery of Gold or Silver specified in such Project Risk Management Agreement (or, if no price other than a floor price for delivery of Gold or Silver is specified in such Project Risk Management Agreement, the minimum price for the delivery of Gold or Silver referred to therein); and

(ii)

in the case of all other such ounces of Gold or Silver, at the lower of (A) the London Gold Price or the London Silver Price, as may be relevant, on the date of calculation of Future Net Cash Flow, and (B) the average of the afternoon London Gold Price or London Silver Price, as may be relevant, as determined on each relevant day occurring during the six (6) month period ending on the date of calculation of Future Net Cash Flow), of the total estimated ounces of Gold or Silver from Production during such period as calculated from the Cash Flow Schedule,

less

(b)        Project Costs incurred during such period (excluding, however, Project Capital Costs for such period to the extent that the same are actually funded with the proceeds of Loans).

"GAAP" is defined in Clause 1.6.

"Gold" means gold bullion measured in fine ounces troy weight.

"Gokhran" means the State Institution with the Ministry of Finance of the Russian Federation for the Formation of a State Fund of Precious Metals and Precious Stones of the Russian Federation for Custody, Issue and Use of Precious Metals and Precious Stones.

"Governmental Agency" means any supranational, national, federal, state, provincial, regional, or local government or governmental department or other entity charged with the administration, interpretation or enforcement of any applicable law.

"Group" means Bema, Bema's subsidiaries and subsidiary undertakings and their respective subsidiaries and subsidiary undertakings and the Refugio Project Company and "Group Member" means any such entity.

"Guarantees" means, collectively, the six (6) Deeds of Guarantee and Indemnity, each issued by a Guarantor in favour of the Offshore Security Trustee (as trustee for the Finance Parties) and each substantially in the Agreed Form.

"Guarantors" is defined in the preamble.

"GUP" means Gossudarstvennoe Unitarnoe Predpriyatie Chukotskogo Autonomnogo Okruga "Chukotsnab".

"Hazardous Material" means any pollutant, contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any Environmental Law; provided, however, that Class III, IV and V of the materials described in the Kupol ESIA shall not constitute Hazardous Materials.

"HVB" is defined in the preamble.

"IFC" means International Finance Corporation.

"IMB" means Closed Joint-Stock Company "International Moscow Bank".

"Impermissible Qualification" means, relative to the opinion or report of any auditor as to any financial statement of any Obligor, any qualification or exception to such opinion or report:

(a)	which suggests that such Obligor is not or may not be a "going concern" or which is of a similar nature to the same;

(b)	which suggests that there has been any limitation in the scope of examination of material matters relevant to such financial statement; or

(c)

which questions the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a breach of the terms of Clause 11.1.

"Indemnified Liabilities" is defined in Clause 18.4.

"Indemnified Parties" is defined in Clause 18.4.

"Independent Engineer" mean the firm of ** such other independent mining consultant as is retained by the Technical Agent (acting in consultation with the Required Senior Lenders and, at any time when no Default shall have occurred and be continuing with the consent of the Borrower (such consent not to be unreasonably withheld or delayed)) on behalf of the Senior Lenders.

"Independent Engineer's Certificate" means a certificate duly executed by the Independent Engineer, substantially in the Agreed Form.

"Independent Tailings Storage Facility Consultant" means an independent expert, appointed by the Borrower and acceptable to the Required Lenders, who has expertise in various technical fields relevant to the dam safety aspects of the Tailings Storage Facility.

"Insolvency Default" means any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the following, would constitute an Event of Default of the nature referred to in Clause 13.1(f); provided, however, that the inability of any Group Member to pay its debts as they fall due shall not constitute an Insolvency Default until such time as either (a) such

Group Member has actually defaulted in the payment of any such debt, (b) has declared that it is unable to pay such debts, or (c) the Required Lenders shall have reasonably determined that it is not able to pay such debts.

"Insurance Agent" is defined in the preamble.

"Insurance Consultant" means Bankrisk Services, a division of Marsh UK Ltd., or such other insurance advisers of international repute who shall be retained by the Insurance Agent (acting in consultation with the Required Senior Lenders and, at any time when no Default shall have occurred and be continuing with the consent of the Borrower (such consent not be unreasonably withheld or delayed)) on behalf of the Senior Lenders.

"Insurance Consultant's Certificate" means a certificate duly executed by the Insurance Consultant, substantially in the Agreed Form.

"Insurance Policy" means each policy or contract of insurance or reinsurance entered into by the Borrower or any other person in connection with the Kupol Project.

"Insurance Summary" is defined in Clause 8.1(f) .

"Intercompany Indebtedness Schedule" means the schedule detailing indebtedness outstanding between the Group Members as at the date of this Agreement in the Agreed Form.

"Interest Period" means each of the following:

(a)	in respect of the Loans made by the Tranche A Senior Lenders, an "Interest Period" as defined in Clause 1.2 of the Tranche A Senior Loan Agreement; and

(b)	in respect of the Loans made by the Tranche B Senior Lenders, an "Interest Period" as defined in Clause 1.2 of the Tranche B Senior Loan Agreement.

"International Cyanide Management Code" means the Principles and Standards of Practice provisions of the International Cyanide Management Code, dated July, 2005, published by the International Cyanide Management Institute as in effect on the Effective Date and in the form furnished to the Technical Agent pursuant to Clause 8.1(j)(i)(h) ..

"Julietta Project" means the Julietta gold project located in the Omsukchansk Region of the Magadan Oblast of the Russian Far East (comprising certain gold and silver deposits contained in the Engterinskoye ore field and all associated exploration, production and ancillary facilities).

"Julietta Project Company" means Closed Joint Stock Company "Omsukchansk Mining and Geological Company", a closed joint stock company organised and existing under the laws of Russia.

"Junior Default" means an event of default (howsoever denominated) under the Junior Loan Agreement.

"Junior Finance Documents" means the Junior Loan Agreement, this Agreement and any other agreement evidencing any obligation of any Obligor to the Junior Lender entered into pursuant thereto and hereto.

"Junior Lender" is defined in the preamble.

"Junior Loan" means the "C Loan" as defined in Section 1.02 of the Junior Loan Agreement.

"Junior Loan Agreement" means the C Loan Agreement, dated on or about 1 December, 2005, between the Borrower and IFC in the form provided to the Documentation Agent in connection with the execution of this Agreement.

"Junior Obligations" means any Obligations of any Obligor to the Junior Lender outstanding pursuant to the Junior Finance Documents.

"Kupol Cyprus" is defined in the preamble.

"Kupol Cyprus Security Agreement (Movable Property Pledge)" means that certain Movable Property Pledge Agreement between Kupol Cyprus, the Principal Russian Security Agent and IMB substantially in the Agreed Form.

"Kupol Cyprus Security Agreement (Share Pledge)" means that certain Agreement for Pledge of Shares of the Borrower between Kupol Cyprus, the Principal Russian Security Agent, and IMB substantially in the Agreed Form.

"Kupol ESIA" means the environmental and social impact assessment prepared by Bema for the proposed development and operation of the Kupol Project, dated July, 2005, together with any amendment thereto delivered pursuant to Clause 8.1(j)(i)(C) .

"Kupol Option" means the option granted pursuant to the Framework Agreement for Kupol Cyprus to acquire up to seventy five percent (75%) of the outstanding shares of capital stock (less one common share) of the Borrower.

"Kupol OVOS" means the environmental impact assessment documentation prepared in the Russian language by Bema on behalf of the Borrower in compliance with applicable Environmental Laws in Russia (and with applicable rules and regulations of the State Environmental Expertiza) as the same apply to the construction and operation of the Kupol Project.

"Kupol PCDP" means the public consultation and disclosure plan for the Kupol Project, dated June 2005, prepared by Bema.

"Kupol Project" means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Borrower which assets are used or intended for use in or forming part of the project for the development of the Kupol gold-silver ore body located in the Chukotka Autonomous District of the Russian Federation (and, for the avoidance of doubt, shall include:

(a)	the gold and silver deposits referred to in the Mining License); and

(b)	all associated beneficiation facilities, together with all plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power supply systems and ancillary and infrastructure facilities).

"Kupol Project Capital Cost Overrun Facility" means the U.S.$17,500,000 convertible note facility made available by HVB to Bema pursuant to the Note Purchase Agreement.

"LBMA" means the London Bullion Market Association and its successor organisations.

"Lenders" means, collectively:

(a)	at any time on or prior to the Tranche B Discharge Date, the Senior Lenders and the Junior Lender;

(b)	at any time after the Tranche B Discharge Date and on or prior to the Senior Obligations Discharge Date, the Tranche A Senior Lenders and the Junior Lender; and;

(c)	at any time after the Senior Obligations Discharge Date, the Junior Lender;

provided, however, that at all times any express or implied reference in this Agreement or any other Finance Document to a Senior Lender in its capacity as the beneficiary of any guarantee or security interest issued or granted pursuant to any Finance Document (including the priority of any claim thereunder) shall also be deemed to be a reference to such Lender in its capacity as a Senior Lender RMA Provider.

"LIBOR" means, relative to any Interest Period for any Loan (or, relative to any nominal interest period of six (6) months utilised in connection with any determination of the Discount Rate) the offered rate of interest per annum which appears on Reuters Screen Page LIBOR 01 (or such other page or service in replacement thereof as may be utilised by banks generally from time to time for the purpose of displaying London interbank offered rates for deposits denominated in Dollars) as at 11.00 a.m. (London time) for the number of months (or other period) comprising such Interest Period (or, as the case may be, such nominal six month period), calculated at the date which is two (2) Business Days prior to the first day of such Interest Period (or, as the case may be, such nominal six (6) month period); provided, however, that in the event that no such display rate is available for Dollars at such time, the Principal Facilities Agent will request the principal London office of each Reference Bank to provide the Principal Facilities Agent with its quotation for offers of Dollar deposits to leading banks in the London interbank market for such period and in an amount comparable to the aggregate principal amount of such Lender's Loans, and "LIBOR" shall equal the average (rounded upwards to the nearest four decimal places) of such quoted rates.

"Life of Mine Plan" means the plan for the construction, development and operation of the Kupol Project contained in the Feasibility Study and the Cash Flow Schedule, as supplemented pursuant to any information provided pursuant to Clause 10.1(y) .

"Loan Agreements" means, collectively:

(a)	the Senior Loan Agreements; and

(b)	the Junior Loan Agreement.

"Loan Life Ratio" means, at any date, the ratio, expressed as a percentage, of:

(a)	the Present Value of Future Net Cash Flow for the period commencing on such date and ending on the latest to occur of the Final Maturity Dates under each Senior Loan Agreement;

to

(b)	the aggregate principal amount of all outstanding Senior Loans at such date.

"Loans" means, collectively:

(a)	the Senior Loans; and

(b)	the Junior Loan.

"London Gold Fixing" means a gold price fixing meeting among the members for the time being of the London gold market.

"London Gold Price" means, on any day, the fixing price per fine ounce troy (in Dollars) for Gold as announced at the afternoon London Gold Fixing for such day and which appears on the relevant Reuters Screen Page on such day (which on the Effective Date is Reuters Screen Page MANG); provided, however, that if the afternoon London Gold Fixing shall not have occurred for that day, the "London Gold Price" for such day shall be the fixing price per fine ounce troy (in Dollars) for Gold as announced at the morning London Gold Fixing for such day or if the morning London Gold Fixing shall not have occurred for such day, the "London Gold Price" for such day shall be the publicly quoted price per fine ounce troy (in Dollars) for Gold on such other accessible international gold market (allowing for physical delivery of such Gold) as may be reasonably selected by the Principal Facilities Agent; and provided, further, however, that in the event the Principal Facilities Agent shall have been unable to select any other such international gold market, then the "London Gold Price" for such day shall mean such price as the Principal Facilities Agent shall reasonably determine. In the event that such day is not a Business Day, then the "London Gold Price" shall be the London Gold Price on the immediately preceding Business Day.

"London Silver Fixing" means a silver price fixing meeting among the members for the time being of the London silver market.

"London Silver Price" means, on any day, the fixing price per ounce troy (in Dollars) for Silver as announced at the London Silver Fixing for such day and which appears on the relevant Reuters Screen Page on such day (which on the Effective Date is Reuters Screen Page MANG); provided, however, that if the London Silver Fixing shall not have occurred for such day, the "London Silver Price" for such day shall be the publicly quoted price per ounce troy (in Dollars) for Silver on such other accessible international silver market (allowing for physical delivery of such Silver) as may be reasonably selected by the Principal Facilities Agent; provided, further, however, that in the event the Principal Facilities Agent shall have been unable to select any other such international silver market, then the "London Silver Price" for such day shall mean such price as the Principal Facilities Agent shall reasonably determine. In the event that such day is not a Business Day, then the "London Silver Price" shall be the London Silver Price on the immediately preceding Business Day.

"Magadan Dollar Account" is defined in Clause 6.2(c) .

"Magadan Rouble Account" is defined in Clause 6.2(c) .

"Mandatory Costs Rate" means, in connection with the calculation of the interest rate applicable to any Obligation relating to any Loan outstanding under any Loan Agreement, the Mandatory Costs Rate as defined in such Loan Agreement.

"Materially Adverse Effect" means the effect of any event or circumstance which, in the reasonable opinion of the Required Lenders:

(a)	is or is likely to be materially adverse to the ability of any Obligor to perform or comply with any of its respective obligations under the Operative Documents to which it is a party;

(b)	is, or is likely to be, materially adverse to the ability of the Borrower to develop and operate the Kupol Project in a manner which is consistent with the financial projections and other information contained in the Development Plan; or

(c)	is or is likely to be materially prejudicial to the business, operations, performance, properties, condition (financial or otherwise) or prospects of the Kupol Project or, in the case of any determination of a Materially Adverse Effect made prior to the Economic Completion Date, the Julietta Project, the Refugio Project or the Group Members taken as a whole.

"Mechanical Completion" means the achievement of certain production, shipment, economic and legal criteria referred to in the Mechanical Completion Certificate.

"Mechanical Completion Certificate" means a certificate (together with all attachments thereto) duly executed in one or more counterparts by an Authorised Representative of the relevant Obligors and the Independent Engineer (and confirmed by the Technical Agent as having been completed in a manner which is responsive to the terms thereof), substantially in the Agreed Form.

"Mechanical Completion Date" means the first Business Day immediately following the day on which the Technical Agent shall have received:

(a)	counterparts of the Mechanical Completion Certificate executed by each person referred to in the definition thereof; and

(b)

a Compliance Certificate calculated (on the basis of the Cash Flow Schedule as then in effect (including any changes thereto arising as a result of the circumstances referred to in Clause 1.8(b)) as at the proposed Mechanical

Completion Date pursuant to Clause 10.1(c) together with, in each such case, an independent verification from the Independent Engineer in form reasonably satisfactory to the Technical Agent with respect to the statements and calculations contained in such Mechanical Completion Certificate and Compliance Certificate.

"Mine Reclamation and Closure Plan" means the Borrower's detailed Mine Reclamation and Closure Plan in connection with the Kupol Project, including a budget and schedule for ongoing reclamation during operations and mine closure activities relating to the Kupol Project and complying with the Agreed Environmental Requirements.

"Mining License" means the mineral license for the right to subsoil use No. AND 11305 BE granted by the Ministry of Natural Resources of the Russian Federation to the Borrower (and registered on 4 October, 2002) to conduct a geological survey and the mining of gold and silver at the Kupol Project.

"Mining Rights" means all interests in the surface of any lands, the minerals in (or that may be extracted from) any land, all royalty agreements, water rights, patented and unpatented mining claims, fee interests, mineral leases, mining licenses, profits-a-prendre, joint ventures and other leases, rights-of-way, inurements, licenses and other rights and interests used by or necessary to the Borrower to construct, develop and operate the Kupol Project.

"MLA's" is defined in the preamble.

"Monthly Mine Report" means a monthly report addressed to the Technical Agent and the Lenders relating to the development and operation of the Kupol Project and reporting (on both a monthly and a cumulative basis) on construction during each month (including engineering, procurement and physical progress) incurred and committed Capital Expenditures, Production, Project Costs and other operating information (including, without prejudice to the other terms and conditions of this Agreement, any material deviation from the Development Plan (together with a brief description of the causes of any such deviation)).

"Moscow Dollar Account" is defined in Clause 6.2(a) .

"Moscow Rouble Account" is defined in Clause 6.2(b) .

"Note Documents" means, collectively, the Note Purchase Agreement, the Notes and each other Instrument (excluding, however, any Loan Document) entered into by Bema or any affiliate thereof in connection with the Note Purchase Agreement.

"Note Purchase Agreement" means the Note Purchase Agreement between Bema, as the issuer, and HVB, as the purchaser, of Notes.

"Notes" is defined in the Note Purchase Agreement.

"Obligations" means, with respect to each Obligor, all obligations of such Obligor with respect to the repayment or performance of all obligations (monetary or otherwise) of such Obligor to any Finance Party arising under or in connection with this Agreement and each other Finance Document and where the term "Obligations" is used without specific reference to a particular Obligor, such term means the Obligations of each Obligor.

"Obligors" means, collectively, the Borrower, the Risk Management SPV and the Guarantors and "Obligor" means any of them.

"Occupational Health and Safety Plan" means a detailed plan proposed by the Borrower describing the organisational structure, planning activities, responsibilities, practices, procedures, processes and resources for developing, implementing, achieving, reviewing and maintaining an occupational health and safety policy complying with the Agreed Environmental Requirements.

"OECD" means the Organisation for Economic Cooperation and Development.

"Offshore Collection Account" is defined in Clause 6.1(a) .

"Offshore Debt Service Account" is defined in Clause 6.1(c) .

"Offshore Operating Account" is defined in Clause 6.1(b) .

"Offshore Security Agreements" means, collectively, the Security Agreements other than the Russian Security Agreements.

"Offshore Security Trustee" is defined in the preamble.

"Offtake Agreement" means the Offtake Contract, dated on or about 1 December, 2005, between the Borrower, the Russian Sales Agent and the Offtaker in the form provided to the Documentation Agent in connection with the execution of this Agreement.

"Offtaker" means Société Générale.

"Operational ESAP" is defined in Clause 12.10(b) .

"Operative Documents" means, collectively, the Finance Documents and the Project Documents.

"Organic Document" means, with respect to each Obligor:

(a)	its memorandum and articles of association, charter or similar documents in any applicable jurisdiction; and

(b)	all shareholder agreements, voting trusts, and similar arrangements applicable to any of its authorised shares of capital stock or other equity interests.

"Party" means a party to this Agreement.

"Payment Currency" is defined in Clause 17.7(a) .

"Percentage" means, relative to any Senior Lender and at any time:

(a)	if any Senior Loans are outstanding, the ratio (expressed as a percentage) of:

(i)	the principal amount of such Senior Lender's Senior Loans at such time;

to

(ii)	the principal amount of all the Senior Lenders' Senior Loans at such time or;

(b)	if no Senior Loans are outstanding, the ratio (expressed as a percentage) of:

	(i)	such Senior Lender's Commitment Amount at such time;

to

(ii)	the Total Senior Commitment Amount;

provided, however, that at all times after the Senior Obligations Discharge Date, then, to the extent any Risk Management Obligation of any Obligor under any such Project Risk Management Agreement shall then be outstanding to any Senior Lender RMA Provider the term "Percentage" means, relative to any such Senior Lender RMA Provider and at any time, the ratio (expressed as a percentage) of;

(c)	the contingent net liabilities of the Obligors at such time to such Senior Lender RMA Provider under all Project Risk Management Agreements to which such Senior Lender RMA Provider is a party, to;

(d)	the contingent net liabilities of the Obligors at such time to all Senior Lender RMA Providers under all Project Risk Management Agreements to which any Senior Lender RMA Provider is a party.

**

**

"Political Risk Insurance" means a policy of political risk insurance in form and substance satisfactory to the Covered Senior Lenders (including with respect to the issuer of such policy) naming the Covered Senior Lenders as beneficiaries and insuring the Covered Senior Lenders for such coverages and against such risks with respect to the Borrower's Obligations to pay:

(a)	the principal amount of (and interest accruing on and other amounts due in respect of) the Covered Senior Lenders' Senior Loans; and

(b)	any amount due and owing to any Covered Senior Lender in connection with any Project Risk Management Agreement entered into by it,

in each case as the Covered Senior Lenders shall require.

"Political Risk Insurance Rate" means the per annum percentage rate payable by way of premium in connection with the issue and maintenance of the policy constituting Political Risk Insurance.

"Present Value of Future Net Cash Flow" means, for any period (a "Calculation Period"), the aggregate of Future Net Cash Flow for such Calculation Period discounted at the Discount Rate as in effect on the date of calculation of Present

Value of Future Net Cash Flow to the first day of such Calculation Period from the last day of such Calculation Period.

"Primary Syndication" means the initial syndication of the Commitments by the Senior Lenders which are parties to the Senior Loan Agreements on the Effective Date (as defined in the relevant Senior Loan Agreement) to the "hold" levels reflected in the mandate letters entered into by Bema with such Senior Lenders prior to the Effective Date (as so defined).

"Principal Facilities Agent" is defined in the preamble.

"Principal Payment Date" means each of the dates set out below in respect of each of the Loans referred to below:

(a)

in the case of the Senior Loans made by the Tranche A Senior Lenders, collectively, each 30 June and 31 December of each calendar year, commencing with 31 December, 2008 and ending with the Final Maturity Date with respect to such Senior Loans;

(b)

in the case of the Senior Loans made by the Tranche B Senior Lenders, collectively, each 30 June and 31 December of each calendar year, commencing with 31 December, 2008 and ending with the Final Maturity Date with respect to such Senior Loans; and

(c)	in the case of the Junior Loans, 15 June, 2014.

"Principal Russian Security Agent" is defined in the preamble.

"Process Agent" means Charles Russell LLP of 8-10 New Fetter Lane, London, EC4A 1RS.

"Process Agent Acceptance" means a letter from the Process Agent to the Principal Facilities Agent and the Offshore Security Trustee substantially in the Agreed Form.

"Production" means, for any period, the number of ounces of Gold and Silver contained in doré which have been produced, or (in the case of any period or portion thereof to occur in the future) which are scheduled in the Development Plan to be produced, at the Kupol Project during such period.

"Project Account Agreement (Escrow Account)" means the Project Account Agreement between the Project Account Bank (Offshore), the Principal Facilities Agent, the Offshore Security Trustee and Bema, substantially in the Agreed Form.

"Project Account Agreement (Magadan)" means the Project Account Agreement between the Project Account Bank (Magadan), the Principal Facilities Agent, the Principal Russian Security Agent and the Borrower, substantially in the Agreed Form.

"Project Account Agreement (Moscow)" means the Project Account Agreement between the Project Account Bank (Moscow), the Principal Facilities Agent, the Principal Russian Security Agent and the Borrower, substantially in the Agreed Form.

"Project Account Agreement (Offshore)" means the Project Account Agreement between the Project Account Bank (Offshore), the Principal Facilities Agent, the Offshore Security Trustee, the Borrower and the Russian Sales Agent, substantially in the Agreed Form.

"Project Account Agreement (Offshore Collection Account)" means the Rosbank-CMGC Project Collection Account Agreement between the Project Account Bank (Offshore), the Principal Facilities Agent, the Offshore Security Trustee, the Borrower and the Russian Sales Agent, substantially in the Agreed Form.

"Project Account Agreement (Risk Management SPV)" means the Project Account Agreement between the Project Account Bank (Barbados), the Principal Facilities Agent, the Offshore Security Trustee and the Risk Management SPV, substantially in the Agreed Form.

"Project Account Agreements" means, collectively:

(a)	the Project Account Agreement (Escrow Account);

(b)	the Project Account Agreement (Magadan);

(c)	the Project Account Agreement (Moscow);

(d)	the Project Account Agreement (Offshore);

(e)	the Project Account Agreement (Offshore Collection Account); and

(f)	the Project Account Agreement (Risk Management SPV).

"Project Account Bank (Magadan)" means Sberbank (or such other bank located in Magadan as may be appointed by the Borrower (with the consent of the Principal Facilities Agent) with which the Magadan Dollar Account and the Magadan Rouble Account shall be maintained).

"Project Account Bank (Moscow)" means IMB (or such other bank located in Moscow as may be appointed by the Borrower (with the consent of the Principal Facilities Agent) with which the Moscow Dollar Account, the Moscow Rouble Account and the Transit Account shall be maintained).

"Project Account Bank (Offshore)" means Bayerische Hypo- und Vereinsbank, London Branch (or such other bank located in London as may be appointed by the Borrower (with the consent of the Principal Facilities Agent) with which the Project Accounts (Offshore) shall be maintained).

"Project Account Bank (Barbados)" means First Caribbean International Bank Limited (or such other bank located in Barbados as may be appointed by the Borrower (with the consent of the Principal Facilities Agent) with which the Risk Management Account in the name of the Risk Management SPV shall be maintained).

"Project Account Banks" means, collectively, the Project Account Bank (Offshore), the Project Account Bank (Moscow), the Project Account Bank (Magadan) and the Project Account Bank (Barbados).

"Project Accounts" means, collectively, the Project Accounts (Offshore) and the Project Accounts (Russia).

"Project Accounts (Offshore)" means, collectively, the Debt Service Reserve Account, the Escrow Account, the Offshore Collection Account, the Offshore Debt Service Account, the Offshore Operating Account and each Risk Management Account.

"Project Accounts (Russia)" means, collectively, the Moscow Dollar Account, the Moscow Rouble Account, the Magadan Dollar Account, the Magadan Rouble Account and the Transit Account.

"Project Assets" means all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or hereafter acquired by or for the benefit of the Borrower which are used or intended for use in or forming part of the Kupol Project.

"Project Capital Cost Overrun" means any Project Capital Cost which either (a) is not referred to in the Cash Flow Schedule, or (b) relates to an item of Capital Expenditure which is referred to in the Cash Flow Schedule but where such reference is to a lower amount than such Project Capital Cost.

"Project Capital Costs" means, for any period, the aggregate of all Capital Expenditures scheduled to be, or, as the case may be, actually paid by or on behalf of the Borrower (including Capital Expenditures paid, or to be paid, by any Guarantor which are of the nature referred to in clause (y) of the proviso to Clause 12.24) during such period in respect of constructing, reinstating, equipping, installing and completing the Kupol Project and rendering the Kupol Project operational.

"Project Contractor" means:

(a)	in the case of the Construction Contract, the Construction Contractor;

(b)	in the case of the Refining Agreement, the Refiner;

(c)	in the case of the Sales Agency Agreement, the Russian Sales Agent;

(d)	in the case of the Offtake Agreement, the Offtaker;

(e)	in the case of the Framework Agreement, GUP; and

(f)	in the case of each other Project Document, any party thereto which is under any obligation to a Group Member pursuant thereto;

or, in the case of any such Project Contractor, any substitute for such Project Contractor appointed in accordance with Clause 13.1(n)

"Project Costs" means, for any period, the Project Operating Costs and the Project Capital Costs for such period.

"Project Documents" means, collectively and at any time:

(a)

the Construction Contract, the Refining Agreement, the Sales Agency Agreement, the Offtake Agreement, the Framework Agreement and all related agreements or contracts, in each case in the form provided to the Documentation Agent in connection with its execution and delivery of this Agreement; and

(b)

all other instruments (excluding any Finance Document) entered into prior to such time required to be provided to the Principal Facilities Agent pursuant to Clause 10.1(q), in each case in the form supplied pursuant to such clause.

"Project Interest Rate Risk Management Agreements" means, collectively, (a) the Required Interest Rate Risk Management Agreements, and (b) other Risk Management Agreements relating to the management of interest rates entered into by the Risk Management SPV or any Guarantor and which are permitted to be entered into pursuant to the Agreed Project Risk Management Policy.

"Project Life Ratio" means, at any date, the ratio, expressed as a percentage, of:

(a)	Present Value of Future Net Cash Flow for the period commencing on such date and ending on the last day of the Project Period,

to

(b)	the aggregate principal amount of all outstanding Senior Loans at such date.

"Project Metal Risk Management Agreements" means, collectively, (a) the Required Metal Risk Management Agreements, and (b) other Risk Management Agreements relating to the management of the price of Gold and Silver entered into by the Risk Management SPV or any Guarantor and which are permitted to be entered into pursuant to the Agreed Project Risk Management Policy.

"Project Operating Costs" means, for any period, the aggregate of all payments scheduled to be (or, in the case of any calculation of historical Project Operating Costs for any period, actually) paid by or on behalf of the Borrower during such period to any person (excluding, however, any payment in respect of the Junior Obligations and any payment to any affiliate of the Borrower permitted to be paid pursuant to Clause 12.24 but including payments made, or to be made, by any Guarantor which are of the nature referred to in clause (y) of the proviso to Clause 12.24) or in mining, milling, leaching, loading, refining, delivery or marketing Production, in each case together with any applicable income taxes scheduled to be or, as the case may be, actually paid during such period, including:

(a)

the cash costs scheduled to be, or, as the case may be, actually paid, during such period in connection with the operation, maintenance and reclamation of the Kupol Project (whether to mine, mill, leach, refine and/or deliver Production for sale or otherwise), in each case whether incurred pursuant to any Project Document or otherwise (and, for the avoidance of doubt, including costs of the nature referred to in the Mine Reclamation and Closure Plan);

(b)	all profit, income, property and other taxes imposed by any Governmental Agency, in each such case scheduled to be or, as the case may be, actually paid during such period;

(c)

all payments scheduled to be, or as the case may be, actually paid, under any royalty agreements during such period and production royalties calculated and payable (whether in cash or in Gold or in Silver) as a percentage of Gold or Silver produced and sold in connection with the Kupol Project;

(d)

at any time after the Economic Completion Date, Funded Debt Service (Historic) (or, as the case may be, Funded Debt Service (Prospective) but excluding any Funded Debt Service (Historic) to the extent that the same has been funded with the proceeds of any Loans) for such period; and

(e)	any amount scheduled to be, or as the case may be, actually paid, in connection with any Project Risk Management Agreement.

"Project Party" means the Borrower and any affiliate, agent, adviser (excluding legal advisers and other similar professional advisers not actually engaged in the construction, development, operation or maintenance of the Kupol Project) contractor, consultant, officer, director or other associate of the Borrower retained, employed or consulted by the Borrower in connection with the development or operation of the Kupol Project.

"Project Period" means the period commencing on the Effective Date and continuing until the earlier of:

(a)	June 2020; and

(b)

the date on which the Proven and Probable Reserves of the Kupol Project have been extracted, milled, refined and sold in accordance with the projections set forth in the Cash Flow Model and the Cash Flow Schedule.

"Project Risk Management Agreements" means, collectively, the Project Interest Rate Risk Management Agreements and the Project Metal Risk Management Agreements.

"Proven and Probable Reserves" means, at any date, "Proven Mineral Reserves" and "Probable Mineral Reserves" of Gold and Silver at the Kupol Project, as determined and calculated in accordance with the standards set forth in National Instrument 43-101 (NI 43-101) (Standards of Disclosure for Mineral Projects) issued by the Canadian Securities Administrators (including its Companion Policy 43-101 CP and Form 43-101F1 Technical Report; and the terms "Proven Mineral Reserves" and "Probable Mineral Reserves" as used in this definition shall have the meanings provided in such Companion Policy).

"Qualifying Capital Cost Overrun" is defined in the Note Purchase Agreement.

"Qualifying Financial Institution" means any bank or other financial institution which is incorporated or otherwise organised under the laws of a jurisdiction which is, or which is located in, a member state of either OECD or FATF.

"Reference Banks" means, collectively, Barclays Bank PLC, JP Morgan Chase Bank, The Royal Bank of Scotland Plc, Bayerische Hypo- und Vereinsbank AG and Société Générale or such other lending banks in the London interbank market as may be agreed to from time to time by the Borrower and the Principal Facilities Agent.

"Refiner" means Open Joint Stock Company Kolyma Refinery.

"Refining Agreement" means the Refinery Contract, dated on or about 1 December, 2005, between the Borrower and the Refiner in the form provided to the Documentation Agent in connection with the execution of this Agreement.

"Refugio Project" means the Refugio gold project located in the Maricunga Mining District, Province of Copiapo, Chile (comprising the Verde and certain other gold deposits and all associated exploration, production and ancillary facilities).

"Refugio Project Company" means Compania Minera Maricunga, a contractual mining company organised and executed under the laws of Chile.

"Regulatory Change" means the occurrence after the Effective Date of any change in or abrogation or phasing out of, or introduction, adoption, effectiveness or phase-in of any:

(a)	statute, law, rule or regulation applicable to any Finance Party, or

(b)

guideline, interpretation, directive, consent decree, administrative order, request or determination (whether or not having the force of law) applicable to such Finance Party of any court, central bank or governmental or regulatory authority charged with the interpretation or administration of any statute, law, rule or regulation referred to in clause (a) or of any fiscal, monetary or other authority having jurisdiction over such Finance Party, or any interpretation or reinterpretation of any item or matter referred to in clause (a) or (b) by any person with authority in connection with such interpretation or reinterpretation.

"Relevant Currency" is defined in Clause 17.7(a) .

"Relevant Repeating Representations" means each of the representations and warranties contained in Clauses 9.1 to 9.6 inclusive, 9.9, 9.10(b), 9.11, 9.12(a), 9.12(b), 9.15(a), 9.15(b), 9.15(c)(iii), 9.16, 9.17 (excluding 9.17(b)(i)(B)) and Clauses 9.18 to 9.21 inclusive).

"Representatives" means, collectively, the Facilities Agents, the Tranche Facility Agents and the Security Representatives.

"Required Completion Expenditures" means those bona fide Project Costs which the Technical Agent (acting reasonably and in consultation with the Independent Engineer) determines are required to achieve Economic Completion.

"Required Debt Service Reserve Balance" is defined in Clause 6.3(b) .

**

"Required Interest Rate Risk Management Agreements" is defined in Clause 12.7(b) .

"Required Lenders" means:

(a)	at all times on or prior to the Senior Obligations Discharge Date, the Required Senior Lenders; and

(b)

at all times after the Senior Obligations Discharge Date, collectively, (i) Senior Lender RMA Providers having, in the aggregate, a Percentage of more than sixty six and two thirds percent (66%) and (ii) the

"Required Maintenance Expenditures" means those bona fide Project Costs which the Technical Agent (acting reasonably and in consultation with the Independent Engineer) determines are required to operate, manage and maintain the Kupol Project in normal working condition.

"Required Metal Risk Management Agreements" is defined in Clause 12.7(a) .

"Required Risk Management Agreements" means, collectively the Required Interest Rate Risk Management Agreements and the Required Metal Risk Management Agreements.

"Required Senior Lenders" means (subject to clause 17.4(e)(v)) Senior Lenders having, in the aggregate, a Percentage of more than sixty six and two thirds percent (66%).

**

"Risk Management Account" is defined in Clause 12.7(d)(ii) .

"Risk Management Agreement" means any instrument evidencing any Risk Management Obligation of any Obligor.

"Risk Management Obligations" means, with respect to any person, all liabilities of such person under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements, options or arrangements (including any Project Risk Management Agreement) designed to protect such person against fluctuations in interest rates, currency exchange rates or commodities (including precious and base metals) prices.

"Risk Management SPV" is defined in the preamble.

"Risk Management SPV Security Agreement" means that certain Security Agreement between the Risk Management SPV and the Offshore Security Trustee substantially in the Agreed Form.

"Rouble" means the lawful money of Russia.

"Russia" means the Russian Federation.

"Russian Gold Security Agent" is defined in the preamble.

"Russian Insurer" means any insurer operating or resident in Russia approved by the Insurance Agent and which is the issuer of any Insurance Policy.

"Russian Sales Agent" means Joint Stock Commercial Bank "ROSBANK" OJSC JSCB.

"Russian Security Agents" means, collectively, the Principal Russian Security Agent and the Russian Gold Security Agent.

"Russian Security Agreements" means, collectively, the Borrower Security Agreement (Movable Property Pledge), the Borrower Security Agreement (Goods and Rights Pledge), the Borrower Security Agreement (Immovables Mortgage), the Borrower Security Agreements (Russian Accounts), the Kupol Cyprus Security Agreement (Share Pledge), the Bema Far East Security Agreement, the Kupol Cyprus Security Agreement (Movable Property Pledge), the CVL Security Agreement (Movable Property Pledge) and the CVL Security Agreement (Share Pledge) and any instrument delivered pursuant to Clause 12.15 which is expressed to be governed by the laws of Russia.

"Sales Agency Agreement" means the Agency Agreement, dated on or about 1 December, 2005, between the Borrower and the Russian Sales Agent in the form provided to the Documentation Agent in connection with the execution of this Agreement.

"Sberbank" means Open Joint-Stock Company "Savings Bank of the Russian Federation".

"Security Agreements" means, collectively, the Russian Security Agreements, the Borrower Security Agreement (Offshore Assets), the Borrower Security Agreement (Russian Contracts), the Bema Security Agreements, the Risk Management SPV Security Agreement, the Assignments of Reinsurances, the Collection Account Security Agreement, the White Ice Security Agreement, the Subordination Agreement and all instruments delivered pursuant to Clause 12.15.

"Security Property" means all right, title and interest of the Security Representatives under or in any of the Security Agreements or the Guarantees (other than rights held only for its own account).

"Security Representative Indemnified Liabilities" is defined in Clause 15.40(d) .

"Security Representative Liabilities" means any Obligations due, owing or incurred to any Security Representative (other than in respect of any Obligations due, owing or incurred to a Lender, including in respect of any covenant to pay Obligations due to such Lender) by any Obligor.

"Security Representatives" means, collectively, the Offshore Security Trustee and the Russian Security Agents.

"Senior Facilities" means each of the senior loan facilities made available to the Borrower pursuant to the Senior Loan Agreements.

"Senior Finance Parties" means, collectively, the Senior Lenders and the Representatives.

"Senior Lender RMA Provider" means, at any time (including after the Senior Obligations Discharge Date), any Senior Lender (or any affiliate thereof) which is a party to a Project Risk Management Agreement at such time (and any reference herein to a Senior Lender RMA Provider shall be deemed to be a reference to such Senior Lender RMA Provider acting on behalf of any affiliate thereof which is a party to a Project Risk Management Agreement at the relevant time).

"Senior Lenders" means, collectively:

(a)	the Tranche A Senior Lenders; and

(b)	the Tranche B Senior Lenders.

"Senior Loan Agreements" means, collectively:

(a)	the Tranche A Senior Loan Agreement; and

(b)	the Tranche B Senior Loan Agreement.

"Senior Loans" means, collectively:

(a)	any "Loan" as defined in Clause 1.2 of the Tranche A Senior Loan Agreement;

(b)	any "Loan" as defined in Clause 1.2 of the Tranche B Senior Loan Agreement.

"Senior Obligations" means any Obligations of any Obligor to any Senior Finance Party.

"Senior Obligations Discharge Date" means the later to occur of (a) the date on which all the Senior Obligations (excluding any such Obligations due, owing or incurred to a Senior Lender in its capacity as a Senior Lender RMA Provider) have been irrevocably and fully discharged and any Commitment to advance Senior Loans on the part of any Senior Lender has been cancelled or terminated, and (b) the Final Maturity Date referred to in clause (a) of the definition of such term.

"Silver" means silver bullion measured in ounces troy weight.

"SSA/Refugio Promissory Notes" means the series of export promissory notes issued by the Refugio Project Company in favour of Scotia Sud Americano and supported by the guarantee of Kinross Gold Corporation, dated August 4, 2005.

"Subordination Agreement" means the subordination agreement among the Borrower, the Guarantors, the Risk Management SPV, Bema Gold (US) Inc. and the Offshore Security Trustee, substantially in the Agreed Form.

"SWIFT" means the Society for Worldwide Interbank Financial Communications.

"Tailings Design Report" means the report on the design of the Tailings Storage Facility to be prepared by the Independent Tailings Storage Facility Consultant and to include a review and report on matters relevant to dam safety and other critical aspects of the Tailings Storage Facility, its appurtenant structures, the catchment area, the area surrounding the Tailings Storage Facility and downstream areas, in each case during design, construction and start-up phases and in each case in accordance with the Agreed Environmental Requirements.

"Tailings Storage Facility" means the holding and retention area for mine tailings from the Kupol Project.

"Tax Credit" is defined in Clause 7.6(b) .

"Tax Payment" is defined in Clause 7.6(b) .

"Taxes" is defined in Clause 7.5(a) .

"Technical Agent" is defined in the preamble.

"Technical Review" means the "Independent Technical Audit of the Kupol Gold-Silver Project, Chukotka Autonomous Okrug (Region) Russia", dated November 21, 2005, prepared by the Independent Engineer in the form provided to the MLA's in connection with their execution of this Agreement.

"TEO-C/OVOS" means the two (2) Approvals referred to in paragraph 4 of Part B ("Pending Approvals") of Item 5 of the Disclosure Schedule.

"Total Cash Balances" means, on any date, the sum of the aggregate cash balances (calculated in Dollars) of each of the Project Accounts (excluding the Debt Service Reserve Account and the Escrow Account) as at such date.

"Total Senior Commitment Amount" means the aggregate of all the Commitment Amounts of the Senior Lenders.

"Tranche A Facility Agent" is defined in the preamble.

"Tranche A Senior Lenders" is defined in the preamble. Any reference to a Tranche A Senior Lender shall, for the purposes set forth in the proviso to the definition of the term "Lenders", be deemed to include a reference to such Tranche A Senior Lender in its capacity as a Senior Lender RMA Provider.

"Tranche A Senior Loan Agreement" means the Loan Agreement between the Borrower, the Guarantors, the Tranche A Senior Lenders, Caterpillar Financial Services (UK) Limited, Export Development Canada and Mitsubishi Corporation as MLA's, and the Tranche A Facility Agent, substantially in the Agreed Form.

"Tranche B Discharge Date" means the date on which all the Tranche B Senior Obligations have been irrevocably and fully discharged and any Commitment to advance Senior Loans on the part of any of the Tranche B Senior Lenders under the Tranche B Senior Loan Agreement has been cancelled or terminated.

"Tranche B Facility Agent" is defined in the preamble.

"Tranche B Senior Lenders" is defined in the preamble. Any reference to a Tranche B Senior Lender shall, for the purposes set forth in the proviso to the definition of the term "Lenders", be deemed to include a reference to such Tranche B Senior Lender in its capacity as a Senior Lender RMA Provider.

"Tranche B Senior Loan Agreement" means the Loan Agreement between the Borrower, the Guarantors, the Tranche B Senior Lenders, HVB and Société Générale, as MLA's, and the Tranche B Facility Agent, substantially in the Agreed Form.

"Tranche B Senior Obligations" means all Obligations due, owing or incurred to the Tranche B Senior Lenders under the Finance Documents (excluding any such Obligation due, owing or incurred to such Tranche B Senior Lender in its capacity as a Senior Lender RMA Provider).

"Tranche Facility Agents" means, collectively the Tranche A Facility Agent and the Tranche B Facility Agent.

"Transit Account " is defined in Clause 6.2(d) .

"Uncovered Lender" means any Lender which is not a Covered Senior Lender.

"United States" or "U.S." means the United States of America, each of its states and the District of Columbia.

"White Ice" is defined in the preamble.

"White Ice Security Agreement" means, the Deed of Charge and Memorandum of Deposit between White Ice and the Offshore Security Trustee, substantially in the Agreed Form.

"Winter Road Operations Manual" means a manual prepared by the Borrower describing the Borrower's winter road policies and procedures for operating and maintaining the winter road network between Pevek and the Kupol Project.

1.2	Additional Definitions

Any reference in this Agreement or any other Finance Document to:

(a) an "affiliate" of any person is a reference to a subsidiary or a holding company, or a subsidiary of a holding company, of such person;

(b)

"applicable law" means, with respect to any person or matter, any supranational, national, regional, tribal or local statute, law, rule, treaty, convention, regulation, order, decree, directive, consent decree, determination or other requirement (whether or not having the force of law but being one which a responsible organisation would regard as binding on it) relating to such person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof and, in each such case, as the same may be amended, modified, codified or re-enacted, in whole or in part, and in effect from time to time;`

(c)

references to any Party to this Agreement shall be construed so as to include their respective successors and permitted transferees and assigns in accordance with their respective interests and in accordance with the terms of the relevant Finance Document;

(d)

"contingent liability" means any agreement, undertaking or arrangement by which any person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss in respect of) the indebtedness, obligation or any other liability of any other person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other person. The amount of any person's obligation under any contingent liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby;

(e)

"contractual obligation" means, relative to any person, any provision of any security issued by such person or any instrument or undertaking to which such person is a party or by which it or any of its property is bound;

(f)	"control" means the power of one person to, directly or indirectly:

	(i)	vote more than fifty percent (50%) of the issued share capital of a second person or the voting power in such second person; or

	(ii)	direct, or cause the direction of, the management, business or policies of such second person, whether through the ability to exercise voting power, by contract or otherwise;

(g)

"financial indebtedness" shall be construed as a reference to any indebtedness for or in respect of moneys borrowed or raised by whatever means (including by means of acceptances under any acceptance credit facility, the issue of loan stock, any liability in respect of a finance lease or capital lease and any obligations evidenced by bonds, notes, debentures or similar instruments) or for the deferred purchase price of assets or services (excluding normal trade debt which does not include any interest payment or finance charge) or any other transaction having the commercial effect of a borrowing;

(h)

a "guarantee" includes a standby letter of credit, an indemnity and any other obligation (howsoever called) of any person to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets or services or otherwise) for the payment of or to assist in or provide means of discharging or otherwise be responsible for, any indebtedness of, or the solvency of any other person;

(i)

"guaranteed indebtedness" means, with respect to any person, all indebtedness of such person in respect of guarantees or other similar assurances against loss given by such person in respect of the indebtedness of other persons;

(j)	a "holding company" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

(k)	"indebtedness" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(l)

"instrument" means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed or undertaken, or any lien (or right or interest therein) is granted or perfected or purported to be granted or perfected;

(m)	"investment" means, relative to any person:

(i) any loan or advance made by such person to any other person (excluding commission, travel, housing, incentive and similar advances to officers and employees made in the ordinary course of business);

(ii) any guarantee made or issued by such person; and

(iii) any ownership or similar interest held by such person in any other person.

The amount of any investment shall be:

(iv)

in the case of clauses (m)(i) and (m)(iii), the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property; and

(v)

in the case of clause (m)(ii), subject to any limitation set forth in the relevant agreement, etc., the outstanding principal amount (or maximum outstanding principal amount, if larger) of the debt, obligation, or other liability guaranteed thereby or, if such principal amount is not stated therein, or determinable pursuant to the provisions thereof, the maximum liability reasonably anticipated in respect thereof as determined in good faith by the person obligated thereunder to the reasonable satisfaction of the Principal Facilities Agent.

(n)

a "lien" means any mortgage, charge, pledge, hypothecation, assignment by way of security, deposit arrangement, encumbrance, lien (statutory or otherwise), title retention, finance lease, factoring or discounting of debts or other security interest on or over present or future assets of the person concerned securing any obligation of any person or any other type of preferential or trust arrangement having a similar effect, including any such security interest which arises or is imposed by operation of law;

	(o)	"maturity" means, relative to any Loan, any date on which such Loan is stated to be due and payable, in whole or in part, whether by required repayment, prepayment, declaration or otherwise;

	(p)	"ounce" means a fine ounce troy weight of gold bullion (or, as may be relevant, an ounce troy weight of silver bullion) in a form readily tradeable with the members of the LBMA from time to time;

(q)

a "person" means any natural person, corporation, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity;

	(r)	"principal amount" means, with respect to any Loan outstanding (or to be outstanding) at any date, the aggregate principal amount (calculated in Dollars) of such Loan at such date;

	(s)	a "quarter" means each three month period beginning in any year, on each of 1 January, 1 April, 1 July, 1 October or, if any such date is not a Business Day, the immediately preceding Business Day;

	(t)	a "subsidiary undertaking" shall have the same meaning as in the Companies Act 1985 of the United Kingdom; and

(u)

the "winding-up" or "dissolution" of a company or the appointment of an "administrative receiver", a "receiver", "manager", "liquidator" or an "administrator" with respect to a company shall be construed so as to include any equivalent or analogous proceedings or, as the case may be, person under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business.

1.3	Interpretation

Unless a clear contrary intention appears, this Agreement and each other Finance Document shall be construed and interpreted in accordance with the provisions set forth below:

(a)

reference to any agreement (including any other Finance Document), document or instrument means such agreement, document or instrument as amended, supplemented, novated, replaced, waived, restated or modified, and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

	(b)	a reference to a time of day shall be construed as a reference to London time;

	(c)	"including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term;

	(d)	the singular number includes the plural number and vice versa;

(e)

reference to any person includes such person's successors, substitutes and assigns but, if applicable, only if such successors, substitutes and assigns are permitted by this Agreement or such other Finance Document, and reference to a person in a particular capacity excludes such person in any other capacity or individually;

	(f)	reference to any gender includes any other gender;

(g)

"hereunder", "hereof", "hereto", "herein" and words of similar import shall be deemed references to this Agreement or such other Finance Document, as the case may be, as a whole and not to any particular Clause or other provision hereof or thereof;

	(h)	relative to the determination of any period of time, "from" means "from (and including)" and "to" means "to (but excluding)";

	(i)	a reference to a "corporation" or "company" shall be construed as a reference to the analogous form of business entity used in any relevant jurisdiction;

	(j)	when an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

	(k)	a reference to fees, costs, charges or expenses includes all value added tax or other applicable taxes imposed thereon.

1.4	Use of Defined Terms

Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in the Disclosure Schedule, the Insurance Summary, each Borrowing Request, each Continuation Notice, each Compliance Certificate, each other Finance Document and each notice and other communication delivered from time to time in connection with this Agreement or any other Finance Document.

1.5	Cross-References

Unless otherwise specified, references in this Agreement and in each other Finance Document to any Clause or sub-clause are references to such Clause or sub-clause of this Agreement or such other Finance Document, as the case may be.

1.6	Accounting and Financial Determinations

All accounting terms used herein or in any other Finance Document shall be interpreted, all accounting determinations and computations hereunder or thereunder shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with, generally accepted accounting principles in Canada ("GAAP"), in each case applied (subject to the provisions of Clause 1.7) on a basis consistent with the preparation of the financial statements referred to in Clause 9.5(a). All currency amounts included in any calculation of any financial undertaking contained in any Finance Document (including Clause 11 of this Agreement and Clause 6.6 of the Bema Guarantee) shall, except to the extent expressly set forth therein, be made in Dollars.

1.7	Change in Accounting Principles

If, after the Effective Date, there shall (without prejudice to Clause 1.6 and Clause 12.19(a)(iv)) be any change to any Obligor's Fiscal Year, or in the application of the accounting principles used in the preparation of the financial statements referred to in Clause 9.5(a) as a result of the promulgation of rules, regulations, pronouncements, or opinions by any Governmental Agency or any entity with responsibility for the administration of accounting standards (or agency with similar functions) which changes, in any such case, result in a change in the method of calculation of financial covenants, standards, or terms applicable to such Obligor found in this Agreement or any other Finance Document, the Parties agree promptly to enter into negotiations in order to amend such financial covenants, standards or terms so as to reflect equitably such changes with the desired result that the evaluation of such Obligor's financial condition shall be the same after such changes as if such changes had not been made; provided, however, that until the Required Lenders have given their consent to such amendments, such Obligor's financial condition shall continue to be evaluated on the same principles as those used in the preparation of the financial statements referred to in Clause 9.5(a).

1.8	Project Determinations, etc.

(a) (i)

All determinations and calculations of any financial item contained or referred to in this Agreement or any other Finance Document shall be determined and calculated to the reasonable satisfaction of the Lenders in accordance with the relevant provisions of this Agreement;

(ii)

Without prejudice to the generality of clause (a)(i), all projected financial determinations and calculations relating to the Kupol Project (including the determination or calculation, as the case may be, of forecasted Project Costs, Debt Service Coverage Ratio (Prospective) Funded Debt Service (Prospective), Future Net Cash Flow, Loan Life Ratio, Present Value of Future Net Cash Flow and Project Life Ratio) shall be made in accordance with the Cash Flow Model (and taking into account any Project Risk Management Agreement then in effect).

(iii)

All determinations and calculations to be made in accordance with the Cash Flow Model by reference to a specified period shall, in the event such period does not appear in the Cash Flow Model, be determined or calculated on a pro rata basis for such specified period from the actual periods referred to in the Cash Flow Model.

(b)	(i)

Without prejudice to the provisions of clause (c) or any other provision of this Agreement (including Clause 12.6), the Borrower shall give prompt notice to the Technical Agent of any change in any fact, event or circumstance which renders the Cash Flow Schedule as then currently in effect materially inaccurate (including:

		(A)	the occurrence of the Economic Completion Date prior to 1 June 2009;

		(B)	any change in the cash flows expected in connection with the Kupol Project due to any interruption to the operation of the Kupol Project or any acceleration in Production;

		(C)	any change in the likely future development of the Kupol Project arising as a result of any tests concluded in connection with the achievement of Mechanical Completion or Economic Completion); and/or

		(D)	the projected incurrence of any Project Capital Cost Overrun)

and shall work in consultation with the Technical Agent and the Independent Engineer to produce a revised Cash Flow Schedule which is responsive to such changes. A copy of such revised Cash Flow Schedule shall be promptly sent to the Principal Facilities Agent.

(ii)

In the event that the Technical Agent, acting in consultation with the Borrower and the Independent Engineer, (or the Borrower, acting in consultation with the Technical Agent and the Independent Engineer) reasonably determines that the Cash Flow Model is no longer capable of producing an accurate forecast of the performance of the Kupol Project (including an accurate forecast of any of the financial measures referred to in Clause 11.1) then the Senior Lenders (or, at any time after the Senior Obligations Discharge Date, the Junior Lender) and the Borrower shall negotiate in good faith to produce a revised model which is reasonably acceptable in form and substance to the Independent Engineer and the Technical Agent (or, at any time after the Senior Obligations Discharge Date, the Junior Lender) and which is capable of producing such an accurate forecast.

(iii)

In the event that the Cash Flow Schedule or the Cash Flow Model shall be modified prior to the Economic Completion Date pursuant to the provisions of this clause (including as a result of any acceleration in Production), then the Senior Lenders and the Borrower shall negotiate in good faith to produce a revised Economic Completion Certificate which is reasonably acceptable in form and substance to the Independent Engineer and the Technical Agent and which reflects such modifications.

(c)

From time to time (but in any event (i) with a frequency of not less than six (6) monthly, and (ii) so as to enable a current revised Cash Flow Schedule to be utilised in connection with the preparation of each of the Mechanical Completion Certificate and the Economic Completion Certificate) upon the reasonable request of the Technical Agent (or, at any time after the Senior Obligations Discharge Date, the Junior Lender), the Borrower shall run the Cash Flow Model employing relevant parameters then applicable to the Kupol Project with a view to producing a revised Cash Flow Schedule. Copies of such revised Cash Flow Schedule shall promptly be supplied to each Lender and to Bema.

(d)

For the avoidance of doubt, without the consent of the relevant required Finance Parties pursuant to Clause 18.1 the production of any revised Cash Flow Schedule shall not constitute, and shall not be deemed to imply, (i) any waiver of any Default which might be indicated by such revised Cash Flow Schedule (including any such Default arising as a result of a breach of any provision of Clause 11.1), or (ii) any requirement that the financial covenants contained in this Agreement be tested with respect to any Calculation Date or other date except as referred to in Clause 11.

(e)

In the case of any provision of this Agreement which refers (either expressly or impliedly) to the development of the Kupol Project in accordance with the Development Plan and where there is any inconsistency between the content of the Technical Review or the Cash Flow Schedule and any other part of the Development Plan then the Technical Review or, as the case may be, the Cash Flow Schedule shall govern.

1.9	General Provisions as to Certificates and Opinions, etc.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by any Finance Party or the occurrence of any event hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of any Obligor to have such action taken, and any certificate executed by any Obligor shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate.

1.10	Agreement to take effect as Deed

The Parties intend that this Agreement shall take effect as a deed notwithstanding the fact that a Party may only execute this Agreement under hand.

2.	RIGHTS AND OBLIGATIONS

(a) The liabilities and obligations of each Finance Party under this Agreement and under each other Finance Document to which it is a party are several.

(b)

The failure by any Finance Party to perform any of its obligations under this Agreement or under any other Finance Document to which it is a party shall not affect or discharge the obligations of any other Party or under any other Finance Document nor shall any other Party be liable for the failure by such

Finance Party to perform its obligations under this Agreement or under any other Finance Document.

(c)

The rights of a Finance Party under this Agreement and each other Finance Document to which it is a party are separate and independent rights. Any debt owed by the Borrower to a Finance Party under the Finance Documents shall be a separate and independent debt.

3.	THE FACILITIES

3.1	Grant of the Facilities

(a)

The Tranche A Senior Lenders agree to grant to the Borrower a senior term loan facility in the maximum aggregate principal amount of U.S.$150,000,000, upon the terms and subject to the conditions of the Tranche A Senior Loan Agreement, this Agreement and the other Finance Documents.

(b)

The Tranche B Senior Lenders agree to grant to the Borrower a senior term loan facility in the maximum aggregate principal amount of U.S.$250,000,000, upon the terms and subject to the conditions of the Tranche B Senior Loan Agreement, this Agreement and the other Finance Documents.

(c)

The Junior Lender agrees to grant to the Borrower a junior term loan facility in the maximum aggregate principal amount of U.S.$25,000,000, upon the terms and subject to the conditions of the Junior Loan Agreement, this Agreement and the other Finance Documents.

3.2	Availability of the Facilities

The Facilities shall be available for utilisation by the Borrower during (in the case of the Senior Facilities) the relevant Availability Period and (in the case of all Facilities) in accordance with the terms and conditions of this Agreement, the relevant Loan Agreement and the other Finance Documents.

3.3	Cancellation

(a)

The Borrower may cancel the unutilised portion of the Total Senior Commitment Amount in whole or in part on giving not less than ten (10) Business Days prior written notice thereof to the Principal Facilities Agent. Cancellation of any portion of the Total Senior Commitment Amount shall be in an integral multiple of U.S.$1,000,000 and shall be applied pro rata to the aggregate Commitment Amount of each Senior Lender under each Senior Loan Agreement. Effective upon the cancellation of a portion of the Total Senior Commitment Amount each Senior Lender's Commitment Amount will immediately be reduced by an amount equivalent to its relevant Funding Percentage of the amount of such cancellation.

(b) Any notice given under clause (a) shall be irrevocable.

(c)

The Borrower may give a notice pursuant to clause (a) only if the Technical Agent is satisfied (acting reasonably and in consultation with the Independent Engineer) that Mechanical Completion will be achieved on or prior to 30

September 2008, and that Economic Completion will be achieved on or prior to 1 June, 2009, in each case using funds from the unutilised portion of the Total Senior Commitment Amount as will remain available and/or from other funds which the Borrower has demonstrated to the Technical Agent are available to the Borrower from Bema or any other source.

(d) The Borrower may not cancel the unutilised portion of the commitment of the Junior Lender to make Junior Loans pursuant to the Junior Loan Agreement.

4.	DRAWDOWN

4.1	Delivery of Borrowing Requests

Subject to the provisions of this Clause 4 and the relevant Senior Loan Agreement, the Borrower may utilise either Senior Facility by delivery to the relevant Tranche Facility Agent during the Availability Period of a duly completed and executed Borrowing Request in accordance with the procedures set forth in such Senior Loan Agreement.

The Borrower shall promptly provide the Principal Facilities Agent with a copy of each Borrowing Request delivered by the Borrower under each Senior Loan Agreement.

4.2	Completion of a Borrowing Request

No Borrowing Request shall be accepted as having been duly completed and executed unless such Borrowing Request complies with the conditions for issuance of such Borrowing Request under this Agreement and the relevant Senior Loan Agreement. Each such Borrowing Request, once delivered by the Borrower, shall be irrevocable.

4.3	Making of the Senior Loans

(a)

Each Senior Loan shall be made by the relevant Senior Lenders in accordance with the terms and conditions of this Agreement and the relevant Senior Loan Agreement. Without limiting the generality of the foregoing, in the event that Senior Loans are not to be advanced on a Borrowing Date under both Senior Loan Agreements in compliance with Clause 8.2(d) then no Senior Loans shall be advanced under either Senior Loan Agreement.

(b) Proceeds of all Senior Loans shall be made available to the Borrower by the credit of such proceeds to the Moscow Dollar Account.

4.4	Junior Loans

The Junior Loans shall be advanced to the Borrower in accordance with the procedures set forth in the Junior Loan Agreement. Proceeds of all Junior Loans shall be made available to the Borrower by the credit of such proceeds to the Moscow Dollar Account.

5.	PRINCIPAL PAYMENTS; INTEREST; FEES

5.1	Principal Payments

(a)

The Borrower shall repay the unpaid principal amount of all Loans on each relevant Principal Payment Date and otherwise in accordance with the provisions of this Agreement and the Loan Agreement under which such Loan has been made. Without limiting the generality of the foregoing the Borrower shall make payment in full of the unpaid principal amount of each Loan on the relevant Final Maturity Date.

	(b)	The Borrower shall be permitted to prepay the principal amount of the Senior Loans outstanding under each of the Senior Loan Agreements in whole or in part on the following terms and conditions:

(i)

the Borrower shall give the Principal Facilities Agent and the Tranche Facility Agents not less than ten (10) Business Days' prior written notice (counting the date on which such notice is given) of any such voluntary prepayment, which notice, once given, shall be irrevocable;

(ii)

all such partial voluntary prepayments shall be in an aggregate principal amount for all Senior Loans then outstanding which is in a minimum amount of U.S.$5,000,000 and an integral multiple of U.S.$1,000,000;

(iii)

the Borrower shall, simultaneously with providing the notice referred to in clause (b)(i), provide the Principal Facilities Agent with such evidence as the Principal Facilities Agent may require in connection with any Approval required or advisable in connection with such prepayment (including confirmation that such prepayment has been made in compliance with currency control requirements as then in effect in Russia); and

		(iv)	any other terms and conditions set forth in the relevant Loan Agreement.

(c)

The Borrower shall, on each date of receipt of proceeds of any insurance policy which are required by the terms of Clause 12.14(h)(iii) to be applied against the Senior Loans, make a mandatory prepayment of the Senior Loans outstanding on such date in a principal amount equal to the amount of such proceeds.

	(d)	(i)

The Borrower shall, not later than five (5) Business Days after the date of submission of each Cash Sweep Calculation Certificate, make a mandatory repayment of the Senior Loans outstanding on each such date in a principal amount equal to thirty five percent (35%) of the Cash Sweep Calculation Amount for the Cash Sweep Calculation Period to which such Cash Sweep Calculation Certificate relates.

		(ii)	The Borrower shall (unless the Junior Lender otherwise elects by notice to the Borrower), not later than five (5) Business Days after the submission of each Cash Sweep Calculation Certificate after the occurrence of the Senior Obligations Discharge Date, make a mandatory repayment of the Junior Loans outstanding on each such date in a principal amount equal to twenty percent (20%) of the Cash Sweep Calculation Amount for the Cash Sweep Calculation Period to which such Cash Sweep Calculation Certificate relates.

(e)

Any principal amount in respect of any Senior Loans repaid or prepaid under clause (b), (c) or (d) shall (i) be applied pro rata in repayment or prepayment, as the case may be, pro rata against the principal amount of all Senior Loans then outstanding under each of the Senior Facilities, and (ii) subject to sub- clause (e)(i), be applied against subsequent repayments of Senior Loans required to be made pursuant to clause (a) in the inverse order of maturity thereof.

(f)

Each repayment or prepayment of the principal amount of any Senior Loans made pursuant to this Clause shall be without premium or payment of any other additional amount, except as may be required pursuant to Clause 7.3.

	(g)	Any repayment or prepayment of the principal amount of any Senior Loans shall include accrued interest on the date of repayment or prepayment on the principal amount being prepaid.

	(h)	The principal amount of any Senior Loans repaid or prepaid may not be re- borrowed.

	(i)	The repayment and prepayment of the principal amount of any Junior Loans shall, subject always to Clause 16, be subject to the terms and conditions of the Junior Loan Agreement.

**

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5.4	Miscellaneous Provisions

Notwithstanding any other term or provision of this Clause 5:

	(a)	No prepayment of all or any part of any Senior Loan shall be permitted other than in accordance with the express terms of this Agreement and the relevant Senior Loan Agreement.

	(b)	No cancellation, in whole or in part, of any Commitment shall be permitted other than in accordance with the express terms of this Agreement and the relevant Senior Loan Agreement.

(c)

Where the Borrower cancels any part of any Commitment pursuant to this Agreement and the relevant Senior Loan Agreement, the Borrower shall pay all amounts due and payable under the relevant Senior Loan Agreement arising from such cancellation.

	(d)	No amount of any Commitment cancelled in accordance with this Agreement and the relevant Senior Loan Agreement may subsequently be reinstated.

(e)

The Principal Facilities Agent shall promptly (and in any event within at least five (5) Business Days prior to the date specified for such prepayment or cancellation) notify the Tranche Facility Agents, of any prepayment of any Senior Loan or any cancellation of any Commitment Amount notified to it by the Borrower under this Clause 5.

6.	PROJECT ACCOUNTS

The provisions of this Article 6 set forth the principles applicable to the operation of the Project Accounts in accordance with the requirements of the Finance Parties. The Project Accounts shall be operated and administered strictly in accordance with the terms and conditions of this Article 6, the Project Account Agreements and any other relevant Finance Document.

6.1	Project Accounts (Offshore)

(a)

Payments into Offshore Collection Account: The Borrower shall ensure that all proceeds of the sale of Production pursuant to the Sales Agency Agreement and Offtake Agreement are promptly deposited into an account denominated in Dollars (the "Offshore Collection Account") established in London in the name of the Russian Sales Agent with the Project Account Bank (Offshore). Funds deposited into the Offshore Collection Account shall be transferred to the Offshore Debt Service Account and/or the Moscow Dollar Account in accordance with the terms of this Clause 6 promptly upon receipt of the same in the Offshore Collection Account (and, in any event, within one (1) Business Day after receipt thereof).

(b)

Payments into and from Offshore Debt Service Account: For the sole purpose of facilitating the payment of indebtedness outstanding hereunder from amounts on deposit in the Offshore Collection Account the Borrower shall establish an account denominated in Dollars (the "Offshore Debt Service Account") established in London by the Borrower in the name of the Borrower with the Project Account Bank (Offshore).

During each month commencing with October 2008, the Borrower will ensure that during such month an amount is transferred from the Offshore Collection Account to the Offshore Debt Service Account which is equal to the lesser of:

		(i)	the amount of proceeds of the sale of Production pursuant to the Sales Agency Agreement and Offshore Agreement received into the Offshore Collection Account during such month; and

		(ii)	(A)

 in the case of any transfer made during each of October 2008, November 2008 or December 2008, one third (1 /3) of Funded Debt Service (Prospective) for the period commencing on 1 October, 2008 and ending on 31 December, 2008 (as calculated on the date which is three (3) Business Days prior to 1 October, 2008 by the Principal Facilities Agent (using such assumptions with respect to future LIBOR as the Principal Facilities Agent shall reasonably determine) and notified to each of the Borrower and the Russian Sales Agent); and

(B)

in the case of any transfer made during any other month, one sixth (1 /6) of Funded Debt Service (Prospective) for the six (6) month period commencing on the first day of such month (as calculated on the date which is three (3) Business Days prior to the first day of such month by the Principal Facilities Agent (using such assumptions with respect to future LIBOR as the Principal Facilities Agent shall reasonably determine) and notified to each of the Borrower and the Russian Sales Agent).

To the extent that, during any month referred to in clause (b)(ii)(A) or clause (b)(ii)(B), the amount calculated pursuant to clause (b)(i) is less than the amount calculated pursuant to clause (b)(ii), then during each following month the Borrower shall (if, and to the extent that, any funds remain in the Offshore Collection Account during such following month after the transfer in respect of such following month made pursuant to the immediately preceding paragraph) make additional transfers from the Offshore Collection Account to the Offshore Debt Service Account until an amount equal to the full amount of such deficiency has been transferred to the Offshore Debt Service Account.

To the extent that, during any month referred to in clause (b)(ii)(A) or clause (b)(ii)(B), the Borrower is able to evidence (to the reasonable satisfaction of the Technical Agent) that, because of any transfer scheduled to be made to the Offshore Debt Service Account pursuant to the foregoing provisions of this clause (b), there will be insufficient balances in the Project Accounts (excluding the Offshore Debt Service Account) during such month in order to meet the payment of Project Costs permitted to be incurred pursuant to this Agreement, then the amount of such transfer may be reduced to the extent of such deficiency and a transfer of funds in the amount of such reduction shall be made from the Offshore Collection Account to the Moscow Dollar Account. In the event that any such reduction is made during any month then during each following month the Borrower shall (if, and to the extent that, any funds remain in the Offshore Collection Account during such following month after any transfer in respect of such following month made pursuant to the two immediately preceding paragraphs of this clause)) make additional transfers from the Offshore Collection Account to the Offshore Debt Service Account until an amount equal to the full amount of such reduction has been transferred to the Offshore Debt Service Account.

To the extent that sufficient proceeds are contained therein, payment of any Obligations shall be made from amounts on deposit in the Offshore Debt Service Account prior to any other Project Account.

(c)

Payments into Offshore Operating Account: The Borrower shall, subject only to the reserve requirement referred to in Clause 6.5(f) (or any similar requirement of applicable law in Russia as may be in effect after the Effective Date which requires reserving for a lesser period and/or in a lesser amount to that described in Clause 6.5(f)) promptly deposit:

	(i)	all amounts on deposit in the Moscow Dollar Account which are required to be transferred to the Offshore Operating Account pursuant to Clause 6.2(i); and

(ii)

to the extent permitted by applicable law (and subject to any provision to the contrary contained in Clause 12.14) all amounts denominated in Dollars representing the proceeds of any claim paid under any Insurance Policy, into an account denominated in Dollars (the "Offshore Operating Account") established in London by the Borrower in the name of the Borrower with the Project Account Bank (Offshore).

(d)

Payments generally from the Project Accounts: Subject to the other terms and conditions of this Agreement (including Clauses 6.5(b), 6.5(e) and 6.5(j) and Clause 16) and the other Finance Documents (including the Borrower Security Agreement (Offshore Assets) and the Borrower Security Agreement (Russian Accounts)), the Borrower shall instruct the relevant Project Account Bank to disburse funds (including through transfer to a different Account) from each Project Account (excluding, however, (i) the Offshore Debt Service Account and the Debt Service Reserve Account which may only be used for the payment of Obligations (and, in the case of the Debt Service Reserve Account, for the purposes set forth in Clause 6.3(c) and 6.3(d)), (ii) the Escrow Account which may only be used for the payment of Obligations and for the payment of Project Capital Cost Overruns, and (iii) the Offshore Collection Account which may only be used for the payment of Obligations and the distribution of proceeds to the Offshore Debt Service Account and/or the Moscow Dollar Account) for application in the following order of priority:

(i)

first, for payment of bona fide Project Costs (excluding, however, Project Costs of the nature referred to in clauses (d)(ii) to (d)(v) and (d)(vii) to (d)(x), but including any amount representing the proceeds of any insurance policy which, pursuant to Clause 12.14(h)(i), is permitted to be applied in payment of third party liabilities or in payment of the replacement costs of equipment) then payable by the Borrower and which are not otherwise restricted from being paid pursuant to the terms of this Agreement or any other Finance Document;

	(ii)	second, for payment of Project Operating Costs of the nature referred to in clause (b) or (c) of the definition of such term;

	(iii)	third, for payments by the Borrower in respects of (x) the costs of the provision of Political Risk Insurance, or (y) fees payable to any Representative;

(iv)

fourth, for payment (A) of all interest accrued on any Senior Loans and other amounts payable hereunder or any other Finance Document (including any Project Risk Management Agreement) to any Senior Finance Party (excluding, however, any amount of the nature referred to in clauses (d)(v) to (d)(vii)), and (B) of any amount paid by the Borrower in connection with any Project Risk Management Agreement pursuant to clause (z) of the proviso to Clause 12.24;

	(v)	fifth, for repayments of the principal amount of Senior Loans on each Principal Payment Date and on the Final Maturity Date pursuant to Clause 5.1(a) and Clause 3.1(b) of each Senior Loan Agreement;

	(vi)	sixth, for deposits to the Debt Service Reserve Account to the extent necessary to ensure that the amount standing to the credit thereof is not less than the Required Debt Service Reserve Balance;

	(vii)	seventh, for mandatory repayment of the principal amount of Loans pursuant to Clause 5.1(c) or 5.1(d);

		(viii)	eighth, for payment of the Junior Obligations;

		(ix)	ninth, except to the extent referred to in clause (d)(i) or clause (d)(iv)(B), for payment of amounts as and when permitted to be made pursuant to Clause 12.24; and

		(x)	tenth, for payments of other amounts permitted to be paid pursuant to this Agreement.

(e)

Payments from the Offshore Debt Service Account: On the terms and subject to the conditions of this Agreement (including Clause 6.5) the Borrower shall (and may only) instruct the Project Account Bank (Offshore) to disburse funds from the Offshore Debt Service Account for payment of indebtedness outstanding hereunder and under the other Finance Documents.

6.2	Project Accounts (Russia)

(a)

Moscow Dollar Account: For the sole purposes of facilitating the remission of Dollars from the Offshore Collection Account, the conversion of such Dollars into Roubles, the payment of amounts referred to in Clause 6.1(d) and for the purpose of receiving any proceeds in Dollars from the sources referred to in Clause 6.2(e) the Borrower shall establish an account denominated in Dollars (the "Moscow Dollar Account") in Moscow in the name of the Borrower with the Project Account Bank (Moscow).

(b)

Moscow Rouble Account: For the sole purposes of facilitating the conversion of Dollars into Roubles (including any mandatory conversion imposed by applicable law in Russia), the payment of Project Costs denominated in Roubles, the receipt of Rouble denominated proceeds from the sale of Project Output or any other amount denominated in Roubles (including, subject to any provision to the contrary contained in Clause 12.14, all amounts denominated in Roubles representing the proceeds of any claim paid under any Insurance Policy) and the payment of the Obligations, the Borrower shall open a Rouble denominated account (the "Moscow Rouble Account") in the name of the Borrower with the Project Account Bank (Moscow) in Moscow.

(c)

Magadan Accounts: For the sole purposes of facilitating the payment of certain Project Costs denominated in Dollars and Roubles and the payment of the Obligations, the Borrower may establish a Dollar denominated account (the "Magadan Dollar Account") and a Rouble denominated account (the "Magadan Rouble Account"), in each case in the name of the Borrower with the Project Account Bank (Magadan) in Magadan.

(d)

Transit Account: For the sole purpose of complying with (and only so long as it is required by) applicable law in Russia the Borrower shall, for the purpose of receiving amounts denominated in Dollars or any other currency other than Roubles, open a transit account (the "Transit Account"), in the name of the Borrower and with the Project Account Bank (Moscow) in Moscow. The Transit Account may only be operated by the Project Account Bank (Moscow) for the purposes of complying with applicable law in Russia in connection with the types of currency transfer referred to in this Clause 6. The Borrower shall cause the Project Account Bank (Moscow) to promptly transfer any deposits in the Transit Account from the Transit Account to the appropriate other Project Account, if any, in accordance with this Clause 6. All references in this Article to payments to and from Project Accounts shall, to the extent necessary and for the purposes set forth in this Clause 6, be deemed to include a reference to payment by or through the Transit Account.

(e)	Payments into Moscow Dollar Account: To the extent that the same are denominated in Dollars, the Borrower shall promptly deposit:

(i) the proceeds of the Loans;

(ii) the proceeds of Capital Contributions made to, or Approved Subordinated Indebtedness extended to, the Borrower;

(iii) the proceeds derived from the exercise of any Project Risk Management Agreement to the extent that the proceeds thereof are payable to the Borrower;

(iv)

to the extent that the same are not permitted to be deposited into the Offshore Operating Account (and subject to any provision to the contrary contained in Clause 12.14) the proceeds of any Insurance Policy maintained by the Borrower; and

(v)

to the extent not transferred to the Offshore Debt Service Account pursuant to Clause 6.1(b), all amounts on deposit in the Offshore Collection Account so as to ensure compliance with the last sentence of Clause 6.1(a), into the Moscow Dollar Account.

(f)	Payments into Moscow Rouble Account: All amounts received by the Borrower which are denominated in Roubles shall be deposited into the Moscow Rouble Account.

(g)	Payments into Magadan Dollar Account and Magadan Rouble Account:

Subject to Clause 6.2(k), payment may only be made into the Magadan Dollar Account and the Magadan Rouble Account by way of transfer from the Moscow Dollar Account and the Moscow Rouble Account, respectively;

(h)

Payment from certain Project Accounts (Russia): On the terms and subject to the conditions of this Agreement (including Clause 6.5) the Borrower shall (and may only) instruct the Project Account Bank (Moscow) and/or (as the case may be) the Project Account Bank (Magadan) to disburse funds from the Moscow Rouble Account, the Magadan Dollar Account and the Magadan Rouble Account for the purposes of paying amounts referred to in Clause 6.1(d)(i) and 6.1(d)(ii) and for the repayment of any Obligations.

(i)	Balance of Project Accounts in Moscow: To the extent that on any date the aggregate credit balance of the Moscow Dollar Account and the Moscow Rouble Account shall be in excess of the aggregate of:

	(i)	U.S.$10,000,000 (calculated, in the case of any portion of such balance which is denominated in Roubles, at then prevailing market rates as determined by the Principal Facilities Agent); and

	(ii)	amounts then due to be paid from the Moscow Dollar Account or the Moscow Rouble Account during the fourteen (14) day period commencing on such date,

the Borrower shall effect the prompt transfer of such excess to the Offshore Operating Account.

(j)

Balance of Project Accounts in Magadan: To the extent that on any date the aggregate credit balance of the Magadan Dollar Account and the Magadan Rouble Account shall be in excess of U.S.$5,000,000 (calculated, in the case of any portion of such balance which is denominated in Roubles, at then prevailing market rates as determined by the Principal Facilities Agent) the Borrower shall effect the prompt transfer of such excess to the Moscow Dollar Account and/or the Moscow Rouble Account.

(k)

Transfer from Moscow Dollar Account to Moscow Rouble Account: The Borrower shall instruct the Moscow Account Bank to transfer funds from the Moscow Dollar Account to the Moscow Rouble Account equal to a percentage (not in excess of ten percent (10%)) of the Rouble equivalent of the Dollar proceeds remitted from the Offshore Collection Account to the Moscow Dollar Account pursuant to the last paragraph of Clause 6.1(b). The Borrower may also from time to time instruct the Moscow Account Bank to transfer funds from the Moscow Dollar Account to the Moscow Rouble Account; provided, however, that the amount of Dollars which may be so transferred during any one calendar month may not (subject to Clause 6.5(c)) exceed the excess, if any, of (i) those Rouble-denominated Project Costs described in Clause 6.1(d)(i) scheduled to be paid during such month pursuant to the Cash Flow Schedule, less (ii) balances standing to the credit of the Moscow Rouble Account, the Magadan Dollar Account and the Magadan Rouble Account on such day which are not then expected to be required to fund the payment of Project Costs already incurred for such month.

(l)

Use of surplus Rouble deposits: Prior to making payment of any Dollar denominated Project Cost from any balance standing to the credit of the Offshore Operating Account or the Moscow Dollar Account the Borrower shall, to the extent that there shall be any balance standing to the credit of the Moscow Rouble Account, convert the lesser of (i) such balance (after deducting from such amount an amount equal to those Rouble denominated Project Costs described in Clause 6.1(d)(i) scheduled to be paid during the thirty (30) period commencing on the date of such conversion which are not capable of being funded through a transfer made during such period pursuant to Clause 6.2(k)), and (ii) the Rouble equivalent of such Dollar denominated

Project Cost, into Dollars and utilise the proceeds of such conversion to fund, in whole or in part, as the case may be, the payment of such Project Cost.

6.3	Debt Service Reserve Account

(a)

Debt Service Reserve Account: The Borrower shall establish a single purpose interest bearing account denominated in Dollars (the "Debt Service Reserve Account") in the name of the Borrower in London with the Project Account Bank (Offshore).

	(b)	**

(c)

Transfer to Offshore Operating Account: If on any day the balance of the Debt Service Reserve Account exceeds the Required Debt Service Reserve Balance calculated on such date and if no Default shall then have occurred and be continuing, the Borrower may instruct the Project Account Bank (Offshore) to transfer such excess on such date to the Offshore Operating Account. Without prejudice to the right of any Finance Party to obtain any repayment or prepayment of any Obligation from the Project Accounts, no amounts other than amounts referred to in this clause may be disbursed from the Debt Service Reserve Account.

(d)

Transfer to Fund Obligations: Without prejudice to Clause 6.5(b), to the extent that any payment in respect of the principal amount of any Senior Loan, or in respect of any interest or fees accrued thereon, shall have become due and payable on any date and the then aggregate balance of the Project Accounts is (after taking into account any amount which might need to be withdrawn from the then current balance of the Project Accounts during the one (1) month period commencing on such date as a result of there being insufficient revenue during such period to fund the payment of Project Costs which are scheduled to become due and payable during such period) insufficient to fund the payment of such amount then the Borrower may, to the extent of such deficiency, utilise all or a portion (as may be required) the balance of the Debt Service Reserve Account in payment of such amount. Following any such transfer of amounts from the Debt Service Reserve Account, the balance of such account shall be increased to the Required Debt Service Reserve Balance through transfers as and when permitted and required to be made from the Offshore Operating Account to the Debt Service Reserve Account pursuant to Clause 6.1(d)(vi). During any period commencing on the date of any payment from the Debt Service Reserve Account pursuant to this clause (d) until the balance of such account has been restored the Required Debt Service Reserve Balance in accordance with the transfers from the Offshore Operating Account described in this clause (d), the provisions of clause (b) will not apply.

	(e)	Transfers into Debt Service Reserve Account: All transfers into the Debt Service Reserve Account shall be from the Offshore Operating Account.

6.4	Escrow Account

(a)

Bema shall establish a single purpose interest bearing account denominated in Dollars (the "Escrow Account") in the name of Bema in London with the Project Account Bank (Offshore). As set forth in Clause 8.1(g)(iii), on the **

(b)

On the terms and subject to the conditions of this Agreement (including Clause 6.5), Bema may only instruct the Project Account Bank (Offshore) to disburse funds from the Escrow Account for the following purposes:

(i)

at any time up until the Economic Completion Date, to fund the payment of Project Capital Cost Overruns in accordance with Clause 12.6(b) (whether directly for the account of the Borrower or indirectly through the making of a Capital Contribution through the relevant Guarantors to the Borrower to enable the Borrower to fund such payment); and

(ii) thereafter by transfer of the balance of the Escrow Account remaining on the Economic Completion Date to such account as Bema might nominate.

	(c)	Interest accruing in respect of the balance of the Escrow Account may, at any time when no Default shall have occurred and be continuing, be paid to Bema.

6.5	General Provisions Relating to the Project Accounts

(a)

Restrictions: Moneys shall be deposited to, and disbursed from, the Project Accounts solely for the purposes described in this Clause and the other provisions of this Agreement and the other Finance Documents. No Obligor shall deposit any moneys into any Project Account other than moneys derived from, or received in connection with, the Kupol Project.

(b)

On Event of Default or Insolvency Default: Without prejudice to the right of any Finance Party to obtain any repayment or prepayment of any Obligation when due from the Project Accounts (subject always, in the case of the Junior Lender, to Clause 16), at any time when any Event of Default or Insolvency Default shall have occurred and be continuing, no withdrawal may be made from any Project Account without the prior consent of the Required Lenders.

(c)

Project Costs: No amount other than bona fide Project Costs (including any amount in respect of insurance proceeds permitted by the terms of Clause 12.14(h)(iii) to be applied in respect of repair, replacement, restoration or reimbursement) payable in the amount and during the period referred to in the Cash Flow Schedule may be disbursed on instructions of the Borrower or otherwise from any Project Account; provided, however, that subject to the provisions of this Agreement (including the other provisions of this Clause with respect to the operation of the Project Accounts), any Project Costs which are scheduled, pursuant to the Cash Flow Schedule, to be incurred in any quarter may be incurred and paid for in any immediately prior quarter or any immediately subsequent quarter.

(d)

Repaying Obligations: Any repayment or prepayment of any Obligations to be made from any Project Account shall (without prejudice to the right of any Finance Party to obtain such repayment or prepayment from any other source, including the other Project Accounts but subject always, in the case of the Junior Lender, to Clause 16) be made in Dollars by disbursing from the relevant Project Account to the Principal Facilities Agent or (in the case of any Junior Obligation owing to the Junior Lender) the Junior Lender (and, in the case of any disbursement from the Magadan Rouble Account or the Moscow Rouble Account, arranging for the conversion of the relevant disbursement from Roubles into Dollars) an amount sufficient to provide for such repayment or prepayment (or, if less, the amount standing to the credit of such Project Account).

(e)

Payments from Project Accounts after Occurrence of Default: At any time when any Default shall have occurred and be continuing (but subject to the provisions of clause (b) if any Event of Default or Insolvency Default shall then have occurred and be continuing and subject also to the provisions of clause (c)) the Borrower shall instruct the relevant Project Account Bank only to disburse funds from any Project Account maintained in its name for the purpose of payment of costs referred to below in the following order of priority:

	(i)	first, for payment of Required Maintenance Expenditures or Required Completion Expenditures; and

(ii)

second, for repayment of the principal amount of Loans, all interest accrued thereon and other payment Obligations of the Borrower then due and owing (subject always, in the case of any payment to the Junior Lender, to Clause 16).

Any such instruction from the Borrower to the relevant Project Account Bank shall be subject to the provisions of the relevant Project Account Agreement.

(f)

Reserve Requirements: The Borrower and the Finance Parties acknowledge that applicable law in Russia as in effect on the Effective Date requires that transfers of funds from the Moscow Dollar Account to the Offshore Operating Account be reserved with the Central Bank of Russia for a period of fifteen (15) days to the extent of twenty five percent (25%) of the Rouble equivalent (calculated at prevailing foreign exchange rates of the Central Bank of Russia) of the amount being transferred.

(g)

Cash Equivalent Investments: At any time when no Default shall have occurred and be continuing, the Borrower may direct the Project Account Bank (Offshore) to invest amounts held in any Project Account (Offshore) maintained in its name (excluding, however, the Offshore Collection Account) in Cash Equivalent Investments; provided, however, that:

(i)

such Cash Equivalent Investments are pledged to or otherwise encumbered in favour of the Offshore Security Trustee as security for the Obligations pursuant to the Borrower Security Agreement (Offshore) or other documentation satisfactory to the Principal Facilities Agent;

(ii)

the aggregate amount of Cash Equivalent Investments scheduled to mature on or prior to the date of the next succeeding repayment of the principal amount of the Loans scheduled to be made pursuant to Clause 5.1(a) plus the aggregate cash balances of the Project Accounts (Offshore) on such repayment date shall be equal to or in excess of the amount of such next succeeding repayment;

(iii)

upon the occurrence of an Enforcement Event, the Principal Facilities Agent shall be entitled to direct the Project Account Bank (Offshore) to liquidate such Cash Equivalent Investments, it being expressly understood and agreed that any breakage or other costs arising from such liquidation shall be for the account of the Borrower; and

(iv)

upon the maturity of any Cash Equivalent Investment acquired pursuant to this clause the proceeds thereof (and upon receipt of any interest or other payment in respect of any such Cash Equivalent Investment, the amount of such payment) shall immediately be either deposited into the relevant Project Account (Offshore) or, subject to the other provisions of this Clause, invested in other Cash Equivalent Investments.

(h)

Control of Project Accounts: The Project Accounts shall be operated, as set forth in this Clause and in the Project Account Agreements, by the relevant Project Account Bank acting at the request of the Borrower and/or, as the case may be, certain of the Finance Parties as set forth in greater detail in this Clause and, in each case, pursuant to the terms and conditions of this Agreement and the other Finance Documents. The Borrower will not (and Bema will cause the Borrower not to) issue any instruction or take any other action pursuant to any Project Account Agreement or otherwise in connection with any Project Account which would be inconsistent with the provisions of this Article, the other provisions of this Agreement or the provisions of any other Operative Document.

(i)

Interest: Any interest amounts accruing in respect of the balance of any of the Project Accounts shall at all times be credited to such Project Account and shall be added to the amounts standing to the credit of such Project Account and the distribution of any such amounts shall be subject to the terms of this Clause 6 and the other terms of this Agreement and each other Finance Document.

	(j)	Payment and Transfer: Nothing in this Clause 6 or any other provision of this Agreement shall, or shall be deemed to, prevent or restrict:

		(i)	(subject always, in the case of any payment to the Junior Lender, to Clause 16) disbursement of amounts from any Project Account in payment of any Obligations (including pursuant to Clause 5.1(a)); or

		(ii)	transfer of monies between Project Accounts in accordance with this Agreement and the other Finance Documents.

7.	INCREASED COSTS; MARKET DISRUPTION; TAXES

7.1	Dollars Unavailable

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(c)

As an alternative to clause (b), the Borrower may at any time elect that the principal amount of and interest on all of the affected Senior Lenders' then outstanding Senior Loans which are affected by the circumstances described in clause (a) be immediately repaid in full (subject, however, to Clause 7.3).

7.2	Increased Costs as result of Regulatory Change

The Borrower agrees to reimburse each Senior Lender for any increase (other than as specifically covered in any other provision of this Clause 7) in the cost to such Senior Lender of making, continuing or maintaining (or of its obligation to make, continue or maintain) its Senior Loans, and for any reduction in the amount of any sum receivable or earned by such Senior Lender hereunder in respect of making, continuing or maintaining any portion of any such Senior Loan (including any reduction in such Senior Lender's (or its controlling person's) rate of return on its capital), in either case from time to time by reason of any Regulatory Change. In the event of the incurrence of any such increased cost or reduced amount, such Senior Lender shall promptly notify the Principal Facilities Agent and the Borrower thereof stating in reasonable detail the reasons therefor, the additional amount required fully to compensate such Senior Lender for such increased cost or reduced amount and the calculation of such additional amount. Such notice shall, in the absence of demonstrated error, be conclusive and binding on the Borrower.

7.3	Funding Losses

In the event any Senior Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of Dollar deposits or other funds acquired by such Senior Lender to make, continue, or maintain any portion of the principal amount of its Senior Loans) as a result of:

(a)

any repayment or prepayment of the principal amount of a Senior Loan on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Clause 5.1 or otherwise; or

(b)

any action of the Borrower resulting in any Senior Loans not being made, continued or maintained in accordance with the Borrowing Request relating thereto or any Continuation Notice, as the case may be, given in connection therewith, then such Senior Lender shall notify the Principal Facilities Agent of such loss or expense and upon the request of the Principal Facilities Agent to the Borrower (with a copy to such Senior Lender), the Borrower shall pay to the Principal Facilities Agent for the account of such Senior Lender such amount as will (in the reasonable determination of such Senior Lender) reimburse such Senior Lender for such loss or expense. A statement as to any such loss or expense (including calculations thereof and a statement of any relevant cost of funds, in each case in reasonable detail) shall be submitted by such Senior Lender to the Principal Facilities Agent and the Borrower and shall, in the absence of demonstrated error, be conclusive and binding on the Borrower.

7.4	Illegality

(a)

If it becomes unlawful for any Senior Lender to make any of its Senior Loans, the obligations of such Senior Lender to make any portion of the principal amount of such Senior Loans shall, upon such determination, forthwith be suspended until such Senior Lender shall become aware that the circumstances causing such suspension no longer exist and shall have notified the Principal Facilities Agent and the Borrower to such effect, at which time the obligation of such Senior Lender to make its Senior Loans shall be reinstated.

(b)

If it becomes unlawful for any Senior Lender to continue its Senior Loans, then, upon notice by such Senior Lender to the Principal Facilities Agent and the Borrower, the Borrower shall, within five (5) days after the giving of such notice (or such earlier day as might be required by applicable law), either (i) prepay the principal amount of and interest on such Senior Lender's then outstanding Senior Loans (subject, however, to Clause 7.3) or (ii) subject to Clause 18.11, assign or otherwise transfer all of its rights, benefits and obligations under the Finance Documents to a Qualifying Financial Institution which is not affected by the illegality to which such Senior Lender is subject.

7.5	Taxes

(a)

All payments by each Obligor of principal of, and interest on, the Senior Loans and all other Senior Obligations payable pursuant to this Agreement or any other Finance Document to any Finance Party shall be made free and clear of, and without deduction for any, present or future income, excise, stamp or other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority of any jurisdiction, in each case other than franchise taxes and taxes (including income, corporation and similar taxes) imposed on or measured by the recipient's overall net income or receipts (such non-excluded items referred to as "Taxes"). In the event that any withholding or deduction from any payment to be made by any Obligor in respect of any Senior Obligation hereunder or under any other Finance Document is required in respect of any Taxes pursuant to any applicable law, then such Obligor will:

		(i)	to the extent that any such Taxes are payable by such Obligor, pay directly to the relevant authority the full amount to be so withheld or deducted;

		(ii)	promptly forward to the Principal Facilities Agent an official receipt or other documentation satisfactory to the Principal Facilities Agent evidencing such payment to such authority; and

(iii)

pay to the Principal Facilities Agent for the account of the person or persons entitled thereto such additional amount or amounts as is necessary to ensure that the net amount actually received by such person will be equal to the full amount such person would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any Finance Party with respect to any payment received by such Finance Party hereunder or under any other Finance Document in respect of any Senior Obligation, such Finance Party may pay such Taxes and the relevant Obligor will promptly pay such additional amounts (including any penalties, interest or expenses except to the extent that the same are incurred as a result of the gross negligence or wilful misconduct of the relevant Finance Party) as is or are necessary in order that the net amount received by such Finance Party after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Finance Party would have received had such Taxes not been asserted.

(b)

If any Obligor fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Principal Facilities Agent, for its own account and/or, as the case may be, the account of the relevant Finance Parties, the required receipts or other required documentary evidence, such Obligor shall indemnify the Principal Facilities Agent or the relevant Finance Parties, as the case may be, for any incremental Taxes, interest or penalties that may become payable by any such Finance Party as a result of any such failure (excluding, however, any such incremental Taxes, interest or penalties incurred as a result of the gross negligence or wilful misconduct of the relevant Finance Party). For purposes of this Clause, a distribution hereunder or under any other Finance Document by the Principal Facilities Agent, any other Representative or any Senior Lender to or for the account of any Lender shall be deemed a payment by the Borrower.

7.6	Mitigation

(a)

In the event that the Borrower is obliged to make payment of any amount to any Finance Party pursuant to Clause 7.2 or 7.5 (excluding, however, in the case of Clause 7.5, any withholding in respect of interest payments arising as a result of applicable law as in effect on the Effective Date) or the circumstances described in any of Clause 7.1(a) or 7.4 shall have occurred with respect to any Finance Party, such affected Finance Party agrees that it will take such reasonable steps as may be open to it to mitigate the effects of the circumstances described in the foregoing Clauses (including the transfer of such Finance Party's Dollar Lending Office to another jurisdiction and the application for a Tax Credit); provided, however, that no Finance Party shall be obligated to:

(i)

take any such steps if, in its opinion, such steps would require it to achieve less than its expected return under this Agreement or would have an adverse effect upon its assets or financial condition;

	(ii)	achieve any particular result in the case of any such steps resulting in less than complete mitigation of the relevant circumstances;

	(iii)	take any such steps if, in its opinion, it would incur a liability to the Borrower as a result thereof except pursuant to clause (b); or

	(iv)	take any such steps if, in its opinion, it is constrained from doing so by any applicable law, regulation, directive or administrative practice.

(b)

If, pursuant to clause (a), any Finance Party effectively obtains a refund of tax or credit (a "Tax Credit") against a payment made by the Borrower pursuant to Clause 7.5 in respect of any withholding (a "Tax Payment"), and such Senior Finance Party is able to identify such Tax Credit as being attributable to such Tax Payment, then such Finance Party, forthwith after actual receipt of such Tax Credit, shall reimburse the Borrower for such amount as shall be reasonably attributable to such Tax Payment; provided, however, that no Finance Party shall be required to make any such reimbursement which would cause it to lose the benefit of such Tax Credit or would otherwise materially adversely affect any matter relating to such Finance Party in connection with the assessment or payment of any Taxes. Each Finance Party shall have absolute discretion as to whether to claim any Tax Credit, and if it does so claim, the extent, order and manner in which it does so. No Finance Party shall be obliged to disclose information regarding its tax affairs or computations to the Borrower.

(c)

The Finance Parties agree to cooperate with each Obligor in completing and delivering or filing tax related forms which would reduce or eliminate any amount of taxes of the nature referred to in clause (a) required to be deducted or withheld on account of any payment made by such Obligor under this Agreement or any other Finance Document; provided, however, that no Finance Party shall be under any obligation to execute and deliver any such forms if, in the opinion of such Finance Party, completion of any such form might reasonably be expected to result in an adverse consequence with respect to the business or tax position of such Finance Party.

(d)	The provisions of this Clause 7.6 shall not apply or extend to IFC in its capacity as a Junior Lender or a Senior Lender.

8.	CONDITIONS PRECEDENT TO MAKING LOANS

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8.2	All Senior Loans

The obligations of the Senior Lenders to make any Senior Loan (including the initial Senior Loans) shall be subject to the prior or concurrent satisfaction of the additional conditions precedent set forth in this Clause. The conditions set forth in this Clause 8.2 must be satisfied in form and substance acceptable to, or waived by, the Principal Facilities Agent.

(a)

Compliance with Warranties, No Default, etc.: The representations and warranties of each Obligor set forth in Clause 9 and those of each Obligor and the Russia Insurer set forth in each other Finance Document to which such person is a party shall be true and correct in all material respects as of the date initially made, and both immediately before and immediately after the making of the Senior Loans (but, if any Default of the nature referred to in Clause 13.1(e) shall have occurred with respect to any other indebtedness, without giving effect to the application, directly or indirectly, of the proceeds of such Loans to such other indebtedness):

(i)

such representations and warranties shall be true and correct in all material respects with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

		(ii)	no Default shall have then occurred and be continuing.

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(c)	Borrowing Request: The Borrower shall have delivered a Borrowing Request in accordance with the terms of each Senior Loan Agreement.

Without limiting the generality of the certifications contained in the Borrowing Request, the Technical Agent shall have confirmed to the Principal Facilities Agent that it has received such documentation as it shall reasonably require by way of evidence of the fact that the proceeds of the requested Senior Loans are to be utilised in compliance with Clause 12.8.

(d)	Simultaneous and pro rata Draw-Down: On each Borrowing Date the Borrower shall draw down Senior Loans under each Senior Loan Agreement in an amount such that:

(i)

the ratio of (A) the aggregate principal amount of Senior Loans drawn down on such Borrowing Date under the Tranche A Senior Loan Agreement to (B) the aggregate principal amount of all Senior Loans drawn down on such Borrowing Date under both Senior Loan Agreements shall be equal to the ratio of (C) the aggregate Commitment Amounts of the Tranche A Senior Lenders, to (D) the Total Senior Commitment Amount; and

(ii)

the ratio of (A) the aggregate principal amount of Senior Loans drawn down on such Borrowing Date under the Tranche B Senior Loan Agreement to (B) the aggregate principal amount of all Loans drawn down on such Borrowing Date under both Senior Loan Agreements shall be equal to the ratio of (C) the aggregate Commitment Amounts of the Tranche B Senior Lenders, to (D) the Total Senior Commitment Amount

(e)	Event of Force Majeure: No Event of Force Majeure shall have occurred and be continuing.

(f)

Kupol Project Capital Cost Overrun Facility: The Principal Facilities Agent shall be satisfied that either (i) the Kupol Project Capital Cost Overrun Facility continues to be available to Bema in accordance with the terms and conditions of the Note Purchase Agreement, or (ii) Bema has access to either (A) funds from a third party provider with a credit rating equivalent to HVB for the purpose of funding potential Project Capital Cost Overruns in an amount not less than that contemplated by the Kupol Project Capital Cost Overrun Facility and on terms and conditions not more onerous than those set forth in the Note Purchase Agreement and which are otherwise acceptable to the Required Senior Lenders acting reasonably, or (B) cash in hand in an amount not less than that contemplated by the Kupol Project Capital Cost Overrun Facility and which has been escrowed for the purpose of funding potential Project Capital Cost Overruns on terms and conditions acceptable to the Required Senior Lenders, acting reasonably.

(g)

Satisfactory Legal Form: All documents executed or submitted pursuant to Clause 8.1 and this Clause 8.2 by or on behalf of any person shall be satisfactory in form and substance as to legal matters to the Senior Finance Parties and their legal advisers acting reasonably and the Documentation Agent shall have received all information, and such counterpart originals or such certified or other copies of such instruments related to the conditions precedent described in this Article, as the Senior Finance Parties or their legal advisers may reasonably request.

8.3	Junior Loans

The obligations of the Junior Lender to make any Junior Loan shall be subject to the satisfaction of any condition precedent set forth in the Junior Loan Agreement.

9.	REPRESENTATIONS AND WARRANTIES

In order to induce the Finance Parties to enter into this Agreement and, in the case of the Lenders, to make and continue Loans hereunder the Obligors represent and warrant unto each Finance Party as set forth in this Clause. The representations and warranties set forth in this Clause shall be made upon the delivery of each Borrowing Request and each Continuation Notice and of each request for the making of a Junior Loan pursuant to the Junior Loan Agreement and shall be deemed to have been made on each Borrowing Date (both immediately before and immediately after the application of the proceeds of the relevant Senior Loans) and on the date any Junior Loan is advanced and (in the case of the Relevant Repeating Representations only), the Mechanical Completion Date, the Economic Completion Date and on any date on which any person grants further security to any Finance Party pursuant to Clause 12.15; provided, however, that (a) Bema will be deemed (but without prejudice to any liability arising as a result of any breach of any such representation or warranty made by Bema on or prior to the Economic Completion Date) not to have made any new representation or warranty pursuant to the terms of this Clause at any time following the Economic Completion Date, and (b) at any time after the Economic Completion Date no new representation or warranty shall be made by any Obligor with respect to any Group Member other than the Obligors (but without prejudice to any liability arising as a result of any breach of any representation or warranty with respect to any such Group Member made by any Obligor prior to the Economic Completion Date).

9.1	Organisation, Power, Authority, etc

Each Obligor is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is duly qualified to do business and is in good standing (where such concept is applicable) as a foreign company in each jurisdiction where the nature of its business makes such qualification necessary. Each Obligor has full power and authority, and holds all requisite Approvals, to own and hold under lease its property, to sue and to be sued in its own name and to conduct its business substantially as currently conducted by it. Each Obligor has full power and authority to enter into and perform its obligations under each Operative Document executed or to be executed by it and, in the case of the Borrower, to obtain Loans under the Finance Documents.

9.2	Due Authorisation; Non-Contravention

The execution and delivery by each Obligor of this Agreement and each other Operative Document executed or to be executed by it and the performance by it of its obligations hereunder and thereunder, and, in the case of the Borrower, the receipt of the Loans under the Loan Agreements:

	(a)	have been duly authorised by all necessary corporate action on its part;

	(b)	do not require any Approval (other than those Approvals referred to in Item 5 ("Approvals") of the Disclosure Schedule);

(c)

do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any of its Organic Documents or any applicable law, contractual obligation or Approval binding on it; and

(d)

will not result in or require the creation or imposition of any lien on any of its properties pursuant to the provisions of any contractual obligation (other than pursuant to this Agreement and each Security Agreement to which it is a party).

9.3	Validity, etc.

(a)

This Agreement constitutes, and each other Operative Document executed or to be executed by each Obligor constitutes, or on the due execution and delivery by it thereof will constitute, the legal, valid, and binding obligation of such Obligor enforceable against it in accordance with its terms (subject, as to enforcement, to bankruptcy and insolvency laws and other similar laws of applicability to creditors generally and to general equitable principles).

(b)

Upon taking the various actions described in Clause 8.1(b) (or, as the case may be, Clause 12.15(c)) each Security Agreement will create in favour of the Finance Parties, a valid and perfected first-priority lien on all of the assets, properties, rights and revenues referred to in each such Security Agreement (and in the manner, and to the extent set forth, in such Security Agreement) as security for the relevant obligations expressed to be covered thereby, subject to no liens, except:

(i) for mandatory provisions of applicable law; and

(ii) as specifically permitted by this Agreement or such Security Agreement.

9.4	Legal Status

No Obligor nor any of their respective properties or revenues enjoys any right of immunity from suit, set off, attachment, execution, or judgment in respect of its obligations under any of the Finance Documents to which it is a party.

9.5	Financial Information

All balance sheets and statements of operations, shareholders' equity and cash flow (including statements describing Risk Management Obligations) and all other financial information relating to any Group Member which has been furnished by or on behalf of any Obligor to a Finance Party for the purposes of or in connection with this Agreement or any transaction contemplated hereby, including:

	(a)	the consolidated balance sheet of Bema and its subsidiaries at 31 December 2004, and the related consolidated statements of operations, shareholders'

equity and cash flow (including statements describing Risk Management Obligations) of Bema and its subsidiaries for the Fiscal Year then ended, as audited by PricewaterhouseCoopers;

(b)

the consolidated balance sheet of Bema and its subsidiaries as at 30 September, 2005, and the related consolidated statements of operations, shareholders' equity and cash flow (including statements describing Risk Management Obligations) of Bema and it subsidiaries for the quarter then ended, as certified by the chief financial Authorised Representative of Bema; and

(c)

the balance sheet of the Borrower at 31 December, 2004 and the related statement of profit and loss for the Fiscal Year then ended as certified by the chief financial Authorised Representative of the Borrower, have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and present fairly the financial position of the Obligors and the other persons covered thereby as at the dates thereof and the results of its operations for the periods then ended. No Group Member has on the date hereof any material contingent liability or liability for taxes, long term leases or unusual forward or long term commitments which are not reflected in its financial statements described in this Clause or in the notes thereto.

9.6	Absence of Default.

(a)

No Group Member (excluding the Petrex Project Companies) is (subject to any applicable grace period) in default in the payment of (or in the performance of any material obligation applicable to) any indebtedness of such Group Member which, individually or in the aggregate, is in excess of an aggregate **

	(b)	no Default is outstanding or would result from the making of any Loan; and

	(c)	without duplication of Clause 9.6(a):

(i) no Obligor (excluding Bema) is in default under any material provision of any instrument to which it is party (including any Project Document), any applicable law or any contractual obligation;

(ii)

Bema is not in default under any material provision of any instrument to which it is a party (including any Project Document), any applicable law or any contractual obligation in circumstances where such default (A) could reasonably be expected to have a Materially Adverse Effect, or (B) relates to a provision of any instrument, applicable law or contractual obligation where the amount involved is, or might reasonably be expected to be, in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency); and

(iii) no Group Member (excluding the Obligors and the Petrex Project Companies) is in default under any material provision of any instrument to which it is a party (including any Project Document), any applicable law or any contractual obligation in circumstances where such default (A) could reasonably be expected to have a Materially Adverse Effect, or (B) is or is likely to be materially prejudicial to the business, operations, performance, properties, condition (financial or otherwise) or prospects of such Group Member.

9.7	Litigation, etc.

There is no pending or, to the knowledge of any Obligor, threatened litigation, arbitration, employment dispute or governmental investigation or proceeding against any Group Member or to which any of such entity's business, operations, properties, assets (including the Kupol Project), revenues or prospects is subject which, if adversely determined, could reasonably be expected to have a Materially Adverse Effect.

9.8	Materially Adverse Effect.

Since 31 December 2004 and since the date of the most recent financial statements relating to each Obligor delivered pursuant to Clause 10.1(a), there have been no occurrences which, individually or in the aggregate, could reasonably be expected to have a Materially Adverse Effect.

9.9	Burdensome Agreements

No Obligor is a party or subject to any contractual obligation or Organic Document which has or may reasonably be expected to have a Materially Adverse Effect with respect to such Obligor.

9.10	Taxes and Other Payments

	(a)	Each Group Member has:

		(i)	filed all tax returns and reports required by applicable law to have been filed by it; and

(ii)

paid all taxes and governmental charges thereby shown to be due and owing and all claims for sums due for labour, material, supplies, personal property and services of every kind and character provided with respect to, or used in connection with its business and no claim for the same exists except as permitted hereunder, except:

(A)

any such taxes, charges or sums which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books; and

			(B)	any such sums (and not, for the avoidance of doubt, taxes or charges) the non-payment of which could not, individually or in the aggregate, reasonably be expected to have a Materially Adverse Effect.

	(b)	Summary details of taxes required to be paid in connection with the development of the Kupol Project are set forth in Item 2 (Taxes) of the Disclosure Schedule.

9.11	Mining Rights, Project Assets, Insurance.

The Borrower has acquired all Project Assets and all Mining Rights, and has obtained such other surface and other rights as are necessary on the date the representation contained in this Clause is made or repeated from time to time for access rights, water rights, plant sites, tailings disposal, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are required in connection with the development and operation of the Kupol Project substantially in accordance with the Development Plan. All such Project Assets, Mining Rights and other rights are sufficient in scope and substance for the development of the Kupol Project as contemplated by the Development Plan and no part of the purchase price payable in connection with the acquisition of such Mining Rights and other rights (other than any royalty payments, if any, payable pursuant to royalty agreements set forth in Item 3 (Royalty Agreements) of the Disclosure Schedule) remains unpaid. Without prejudice to Clause 12.14, the Borrower has made (or has caused to be made) to the issuer of each insurance policy maintained in connection with the Kupol Project full disclosure of all relevant issues and facts know to it (after due enquiry).

9.12	Ownership and Use of Properties; Liens.

(a)

The Borrower has good title to all Project Assets it owns or purports to own, free and clear of all liens or claims (including infringement claims with respect to patents, trademarks, copyrights and the like) except as permitted pursuant to Clause 12.21.

	(b)	The Borrower does not own any assets or properties other than those used in connection with the Kupol Project and those incidental to the operation of the Kupol Project.

(c)

The Borrower has complied in all material respects with all contractual obligations relating to any Project Asset leased, operated, licensed or used by it and all instruments pursuant to which it is entitled to lease, operate, license or use any such Project Assets are in full force and effect.

9.13	Subsidiaries.

	(a)	The Borrower has no subsidiaries.

	(b)	Each Group Member as at the initial Borrowing Date is set forth in Item 1 (Group Members) of the Disclosure Schedule.

9.14	Technology

The Borrower owns or has the right to use all technologies and processes required by it to develop and operate the Kupol Project (including the achievement of Mechanical Completion and Economic Completion by 30 September 2008 and 1 June 2009, respectively, as contemplated by the Development Plan and in accordance with good industry practice. There are no material licence agreements granting any other person rights in any patented process or the right to use technical or secret know-how that are required for the development and operation of the Kupol Project.

9.15	Approvals; Project Documents.

(a)

All instruments have been entered into and all Approvals (other than those Approvals identified in Part B ("Pending Approvals") of Item 5 of the Disclosure Schedule as being scheduled to be obtained after the date the representation referred to in this clause (a) is made or repeated from time to time) have been obtained by the Borrower which are required to:

(i)

develop and operate the Kupol Project (including the achievement of Mechanical Completion and Economic Completion by 30 September 2008 and 1 June 2009, respectively) in accordance with the Development Plan; and

		(ii)	enable each Obligor to enter into and perform its obligations under, each Operative Document to which it is a party.

(b)

All Approvals necessary to obtain in connection with the development and operation of the Kupol Project in accordance with the Development Plan and the execution and implementation of the Operative Documents are listed on Item 5 (Approvals) of the Disclosure Schedule.

	(c)	Each of the Project Documents is:

		(i)	in full force and effect;

(ii)

enforceable against each Obligor party thereto (and by such Obligor against all other parties thereto) in accordance with its terms (subject, as to enforcement, to bankruptcy and insolvency laws and other laws of applicability generally and to general equitable principles); and

		(iii)	in the form previously or concurrently delivered to the relevant Facilities Agent pursuant to this Agreement.

(d)

All material performance required under each Project Document of each Obligor (and, to the best of the knowledge of each Obligor, of each other party thereto) required at the date of making this representation from time to time has occurred except:

		(i)	performance required by any relevant Project Document to be performed at a later date; and

		(ii)	performance of any obligation contained in any such Project Document which is not material to the Kupol Project or to the performance of such Project Document taken as a whole).

(e)

No default (however denominated) in the performance of the obligations of any Obligor (or, to the best of the knowledge of each Obligor, of any other party thereto) under any Project Document (except any such default in the performance of any such obligation which is not material to the Kupol Project or to the performance of such Project Document taken as a whole) has occurred and is continuing

(f)

No breach of any representation or warranty contained in clause (d) or (e) shall be deemed to have occurred in the event of a failure to perform any obligation contained in any Project Document by any party thereto other than an Obligor in circumstances where the Obligors are entitled to replace such party, and are taking steps to replace such party, in accordance with the proviso to Clause 13.1(n); provided, however, that this clause shall not apply when considering whether the representations and warranties contained in clause (d) or (e) are true and correct in all material respects for purposes of Clause 8.2(a).

9.16	Adequacy of Information

(a)

The factual statements contained in each of the Development Plan, Environmental Impact Statement and the Insurance Summary, based upon the assumptions stated therein, are true and correct in all material respects and do not omit to state any information or fact the omission of which might render any conclusion or statement contained in any such document misleading in any material respect.

	(b)	The Development Plan contains summary descriptions of the Project Assets and the development and operation of the Kupol Project as proposed to be conducted throughout the Project Period.

(c)

The Environmental Impact Statement and the Insurance Summary contain summary descriptions of the environmental and insurance aspects respectively of the Project Assets and the development and operation of the Kupol Project as now conducted and as proposed to be conducted throughout the Project Period.

(d)

The factual information provided by, or on behalf of, the Obligors and the other Group Members to the Independent Engineer in connection with the preparation of the Technical Review is true and accurate in all material respects and does not omit to state any information or fact the omission of which might render such provided information misleading in any material respect.

(e)

The financial projections, estimates and other expressions of view as to future circumstances contained in the Development Plan are fair and reasonable and, to the best of each of each Obligor's knowledge, have been arrived at after reasonable enquiry and have been made in good faith by the persons responsible therefor.

9.17	Environmental Warranties

	(a)	(i)

All facilities and property (including underlying groundwater) owned, operated, leased or utilised in connection with the Kupol Project have been, and continue to be, owned, operated, leased or utilised by such person in compliance with the Agreed Environmental Requirements and in compliance with all Environmental Laws;

	(ii)	there have been no past, and there are no pending or threatened:

(A)

written claims, complaints, notices or requests for information received by any person in connection with the Kupol Project with respect to any alleged violation of the Agreed Environmental Requirements or any alleged material violation of any Environmental Law which have not been cured or satisfied; or

(B)

written complaints, notices or inquiries in connection with the Kupol Project regarding potential liability under any Agreed Environmental Requirement or Environmental Law which complaints, notices or enquiries either (x) have resulted in any material action being taken by any Governmental Agency or any other person which action has not been discontinued or otherwise cured or satisfied, or (y) would be likely to result in any material action being taken by any Governmental Agency or any other person;

(iii)

all Agreed Environmental Requirements and Approvals relating to environmental matters which are necessary or advisable for the Kupol Project have been issued and (apart from any breach which might, in the reasonable opinion of the Required Lenders, not have a material adverse consequence) are being complied with; and

(iv)

no conditions exist at, on or under any property now or previously owned, leased, operated, licensed or used by the Borrower or, so far as the Borrower is aware having made enquiry, any other Project Party in connection with the Kupol Project which, with the passage of time, or the giving of notice or both, would give rise to liability for material breach of any Agreed Environmental Requirement or Environmental Law.

(b)	Without prejudice to clause (a):

(i)

each Group Member has complied with all applicable Environmental Laws, except where the failure to be in compliance therewith (A) would not be expected to have a Materially Adverse Effect with respect to any Obligor or (B) would not be expected to result in any action being taken by any Governmental Agency or any other person charged under applicable law with a responsibility to enforce any Environmental Law; and

(ii)

no Group Member manages any Hazardous Materials at any of its facilities or assets in violation of any Environmental Laws, except where any such violation would not be expected to have a Materially Adverse Effect with respect to any Obligor.

9.18	Pari Passu

The payment Obligations of each Obligor under each Finance Document to which it is a party rank at least pari passu in right of payment with all of such Obligor's other unsecured indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable law.

9.19	Registration

It is not necessary or advisable that this Agreement or any other Operative Document to which any Obligor is a party be filed, registered, recorded or enrolled with any court, public office or other authority in any jurisdiction or that any stamp, documentary, registration or similar tax or duty be paid on or in relation to this Agreement or any other Operative Document, except to the extent set out in Item 4 (Registration) of the Disclosure Schedule or in the legal opinions referred to in Clause 8.1(i) or except to the extent that the same has been accomplished to the reasonable satisfaction of the Documentation Agent.

9.20	Issue of Shares

There are no agreements or arrangements in force which provide for the present or future issue, allotment or transfer of, or grant to any person the right (whether conditional or otherwise) to call for the issue, allotment or transfer of any share or loan capital of the Borrower (including any option or right of pre-emption or conversion), other than the Framework Agreement.

9.21	Acting as Principal

In entering into this Agreement and each other Finance Document the Borrower and each other Obligor is acting as principal for its own account and not, for the avoidance of doubt, as agent or trustee or in any other capacity whatsoever on behalf of any third party.

10.	INFORMATION UNDERTAKINGS

10.1	Financial Information, etc

Each Obligor will furnish, or will cause to be furnished, to the Principal Facilities Agent copies (with sufficient copies for each Senior Lender and, where available, in electronic format as well as hard copy) of the following financial statements and other reports and information; provided, however, that (except in the case of Clauses 10.1(a), 10.1(b), 10.1(f) and 10.1(h)), Bema will not be under any further obligation under this Clause at any time following the Economic Completion Date (but without prejudice to any liability arising as a result of any breach on or prior to the Economic Completion Date of any undertaking of Bema contained in this Clause):

(a)

promptly when available, and in any event within one hundred and twenty (120) days after the close of each Fiscal Year, (i) the consolidated balance sheet of Bema and its subsidiaries at the close of such Fiscal Year and the related consolidated statements of operations, shareholders' equity and cash flow of Bema and its subsidiaries, and (ii) the balance sheet of the Borrower at the close of such Fiscal Year and the related statements of operations, shareholders' equity and cash flow of the Borrower, in each case with comparable information at the close of and for the prior Fiscal Year (which information for the 2004 Fiscal Year will not, in the case of the Borrower, be audited), and in each case reported on without Impermissible Qualification by PricewaterhouseCoopers or other auditors of recognised international standing;

(b)	promptly when available, and in any event within forty five (45) days after the close of each Fiscal Quarter of each Fiscal Year of each Obligor:

	(i)	in the case of each Obligor (other than Bema), its balance sheet at the close of such Fiscal Quarter, and its related statements of operations, shareholders equity and cash flow; and

	(ii)	in the case of Bema, its consolidated balance sheet at the close of such Fiscal Quarter, and its related consolidated statements of operations, shareholders' equity and cash flow,

in each such case in respect of such related statements, for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding period during such prior Fiscal Year) and certified by the chief accounting or financial Authorised Representative of the relevant Obligor;

(c)

within thirty (30) Business Days after 30 June and 31 December of each calendar year (commencing with the first such day following the Mechanical Completion Date) and on the Mechanical Completion Date and the Economic Completion Date, a Compliance Certificate calculated as of such date, indicating, inter alia, compliance with each of the ratios set forth in Clause 11.1 (and, in the case of any Compliance Certificate delivered on or prior to the Economic Completion Date, compliance with each of the financial covenants contained in Clause 6.6 of the Bema Guarantee) as at each relevant Calculation Date (as set forth in the definition of such term) together with, in each such case, such information concerning the calculations and assumptions used by the Borrower and/or Bema in preparing such Compliance Certificate as the Technical Agent may request; provided, however, that any Compliance Certificate delivered prior to the Economic Completion Date shall not be required to indicate future compliance with Clause 11.1(e)(i).

(d)

promptly upon receipt thereof, copies of all detailed financial and management reports submitted to each Obligor by a certified public accountant in connection with each annual or interim audit made by such certified public accountant of the books of such Obligor;

(e)

annually, within five (5) Business Days of the annual renewal date of the insurance policies maintained in connection with the Kupol Project, a memorandum prepared by the Borrower summarising the then outstanding insurance coverage (including any reinsurance coverage) with respect to the

Kupol Project together with a certificate or certificates of insurance prepared by the Insurance Consultant and in form and substance satisfactory to the Insurance Agent confirming that:

	(i)	all such insurance coverage is in full force and effect and all premiums payable in connection therewith have been paid;

	(ii)	in the opinion of the Insurance Consultant, such insurance is sufficient for the purposes of the Kupol Project and is responsive to the requirements of Clause 12.14;

	(iii)	the Offshore Security Trustee is named as the first loss payee under all policies of property insurance and as an additional insured under all policies of liability insurance; and

(iv)

the insurers under such insurance policies have undertaken in writing not to amend or terminate such policies without at least thirty (30) days' prior written notice thereof to the Insurance Agent and have entered into such undertakings as are required pursuant to Clause 12.14;

it being agreed that such certificate shall be conclusive as against the Borrower both as to the amount of insurance required and the perils against which coverage is required and the Borrower shall immediately insure in accordance with such certificate;

(f)	as promptly as practicable after the occurrence of the relevant event details as to any:

	(i)	material disputes with such of its insurance carriers as are providing insurance or reinsurance coverage with respect to the Kupol Project;

	(ii)	failure to pay any premium as and when required that might result in the cancellation of any insurance or reinsurance policy implemented in connection with, or relating to, the Kupol Project;

	(iii)	material reduction in the amount of, or any other material change in, insurance or reinsurance coverage maintained in connection with the Kupol Project;

(iv)

failure to comply with its obligations under Clause 12.14, in each case stating the reasons therefor, together with any other information concerning the insurance and reinsurance coverage required to be maintained by it as the Insurance Agent shall have reasonably requested;

	(v)	occurrence of any actual or potential casualty or loss which is covered by the terms of any policy of insurance maintained in connection with the Kupol Project;

	(vi)	notices received from any insurance carriers with respect to the cancellation of or proposed cancellation of any policy of insurance maintained in connection with the Kupol Project (and, in the case of the notification of any such details, stating the reasons therefore, together with any other information concerning the insurance coverage required to be maintained pursuant to this Agreement as the Insurance Agent shall have reasonably requested); and

	(vii)	occurrence of any event which, to any Obligor's knowledge, is of the nature referred to in the Political Risk Insurance as an event which is insured thereby;

(g)

without prejudice to the provisions of Clause 12.16, 12.31, 12.32, 13.1(g) or 13.1(h), promptly upon the effectiveness or occurrence thereof, as the case may be, copies of any instrument, correspondence or other item of documentation amending, supplementing or otherwise modifying the material provisions of any Project Document and a detailed report of any agreed material departure from the performance by any party of any of its material obligations under any Project Document;

(h)

promptly upon receiving knowledge of the same, notice of the occurrence of any default or event of default (howsoever denominated but without prejudice to the provisions of Clause 13.1(g) or 13.1(h)) by any party under, or any other material change in or circumstance affecting, any of the Project Documents;

(i)

without limiting any other provisions of this Clause 10.1, as soon as possible (and in any event within three (3) Business Days) after becoming aware of the occurrence of any Default, a statement of the chief financial Authorised Representative of the Borrower setting forth details of such Default and the action which has been taken, and which it is proposed be taken, with respect thereto;

(j)

without limiting any other provision of this Clause 10.1 as soon as possible (and in any event within three (3) Business Days) after any Obligor knows or has reason to know of any event or circumstance which has a reasonable likelihood of having a Materially Adverse Effect with respect to such Obligor, notice of such event or circumstance describing the same in reasonable detail;

(k)

as soon as possible (and in any event within three (3) Business Days) after the commencement of any litigation, arbitration, employment dispute or governmental investigation or proceeding of the type described in Clause 9.7, notice thereof and such details in connection therewith as the Principal Facilities Agent may reasonably request;

(l)

promptly upon the making, filing or receipt thereof, copies of each filing and report or document made to or filed with, or received from, any Governmental Agency, and of each communication from any Obligor to its shareholders or creditors generally, which, in any such case, relate to or describe any material matter in connection with the business, operations, assets, financial condition or prospects of any Group Member;

(m)

not more than twenty (20) Business Days after the close of each calendar month, a Monthly Mine Report as at the close of such calendar month in form and substance satisfactory to the Technical Agent and the Required Lenders;

(n)	not more than twenty (20) Business Days after the end of each calendar month:

(i)

a statement showing in detail all credits to, debits from, and balances standing to the credit of the Project Accounts for such calendar month (including a statement as to the amount credited to the Project Accounts during such calendar month pursuant to Clause 12.10(f)); and

(ii)

a certificate, duly executed by the chief financial or accounting Authorised Representative of the Borrower, indicating the amounts, and the relevant payee, of all Project Costs made for such calendar month, such payments to be consistent with the Cash Flow Schedule (except to the extent permitted by Clause 6.5(c));

(o)	promptly when available, and in any event not later than 15 March in any calendar year, a statement of Proven and Probable Reserves as at the end of the immediately preceding calendar year;

(p)

immediately upon becoming aware of any fact or circumstance giving rise to (or likely to give rise to) any Project Capital Cost Overrun (including any Project Capital Cost Overrun which might (i) oblige Bema to make a contribution pursuant to Clause 6 of the Bema Guarantee, (ii) lead to any utilisation of any amount deposited in the Escrow Account, or (iii) result in a drawdown under the Kupol Project Capital Cost Overrun Facility), notice of such fact or circumstance. Such notice shall include information in reasonable detail as to the amount of such Project Capital Cost Overrun, the circumstances giving rise thereto and any further possible Project Capital Cost Overruns as may then be likely to occur;

(q)

(i) promptly following the implementation thereof, copies of all material instruments (including any contract of the nature contemplated by Clause 13.1(n)), entered into by any person in connection with the Kupol Project (and, in connection with any such instrument, the Borrower undertakes to attempt to acquire the same as quickly as is reasonably possible after it becomes aware of such instrument)) and (ii) (promptly upon the Borrower becoming aware of such intention), notice of the Borrower's intention to enter into any instrument of the nature referred to in clause (q)(i) or the intention of any other person to enter into any such instrument;

(r)	such information (including forward looking information) as may be required in order to enable the production of any revised Cash Flow Schedule pursuant to Clause 1.8(b);

(s)

not more than ninety (90) days after the close of each calendar year (commencing with the 2006 calendar year), an Environmental Monitoring Report in form and substance satisfactory to the Technical Agent (including a report with respect to compliance with Clauses 9.17 and 12.10 and a review of the amount to be reserved pursuant to Clause 12.10(f));

(t)

not more than thirty one (31) days after each Cash Sweep Calculation Date, a Cash Sweep Calculation Certificate relating to the Cash Sweep Calculation Period ending on such Cash Sweep Calculation Date;

(u)	not later than 31 December in each Fiscal Year, an annual operating budget for the Kupol Project for the next succeeding Fiscal Year (showing expense and revenue on a monthly basis);

(v)	(i)

not later than 31 December, 2006, a detailed framework for the Occupational Health and Safety Plan prepared by the Borrower and in form and substance satisfactory to the Technical Agent (after consultation with the Independent Engineer);

(ii) not later than 31 March, 2007, evidence, satisfactory to the Technical Agent, that the framework referred to in clause (v)(i) has been approved by each of the Borrower and Bema;

(iii) not later than 31 December, 2007, the final Occupational Health and Safety Plan in form and substance satisfactory to the Technical Agent (after consultation with the Independent Engineer);

(iv) not later than 30 June, 2006, the Tailings Design Report in form and substance satisfactory to the Technical Agent (after consultation with the Independent Engineer); and

(v)

not later than the commencement of mining operations at the Kupol Project, a mining plan (on a monthly basis for the first year of such mining operations and on a quarterly basis for subsequent periods) in a format similar to the mining plan contained in the Feasibility Study and otherwise in form and substance satisfactory to the Technical Agent (after consultation with the Independent Engineer);

(w)	not later than 31 December, 2008, the Mine Reclamation and Closure Plan in form and substance satisfactory to the Technical Agent (after consultation with the Independent Engineer);

(x)	not later than 31 December, 2005, the Winter Road Operations Manual in form and substance satisfactory to the Technical Agent (after consultation with the Independent Engineer);

(y)

without prejudice to any other provision of this Agreement (including Clause 12.6(a)), promptly upon any Obligor becoming aware of any change in the planned development or operation of the Kupol Project from that reflected in the Life of Mine Plan, a report in reasonable detail with respect to such change;

(z)	promptly when available, any proposed amendment to the Construction ESAP or the Operational ESAP;

(aa)

not more than forty five (45) days after the end of each quarter, a quarterly operations review, in a form acceptable to the Technical Agent, describing the Borrower's operating cost structure and operating performance during such quarter;

(bb)

promptly upon becoming aware of the same, notification of the introduction of any law or regulation which has, or might reasonably be expected to have, the effect of rendering the performance of any obligation of any Obligor under any Finance Document illegal; and

(cc)

such other information with respect to its financial condition, business, property, assets, revenues and operations as the Principal Facilities Agent, any Senior Lender (acting through the Principal Facilities Agent) or the Junior Lender may from time to time reasonably request.

10.2	Provision of information to Junior Lender

The Borrower will furnish, or will cause to be furnished, to the Junior Lender copies of each of the financial statements and other reports and information delivered to the Principal Facilities Agent pursuant to Clause 10.1, in each case promptly following delivery thereof to the Principal Facilities Agent.

11.	FINANCIAL COVENANTS

11.1	Financial Condition

The Borrower will not permit:

(a)

the Loan Life Ratio (calculated (i) on the date of preparation of each Compliance Certificate with respect to any of the relevant Calculation Dates referred to in the definition of such term, and (ii) on the date of preparation of any revised Cash Flow Schedule pursuant to Clause 1.8(c), with respect to each 1 July and 1 January occurring thereafter), to be less than or equal to one hundred and thirty five percent (135%);

(b)

the Project Life Ratio (calculated (i) on the date of preparation of each Compliance Certificate with respect to any of the relevant Calculation Dates referred to in the definition of such term, and (ii) on the date of preparation of any revised Cash Flow Schedule pursuant to Clause 1.8(c), with respect to each 1 July and 1 January occurring thereafter), to be less than or equal to one hundred and fifty percent (150%);

(c)

the Debt Service Coverage Ratio (Prospective) (calculated (i) on the date of preparation of each Compliance Certificate with respect to any six (6) month period commencing on any of the relevant Calculation Dates referred to in the definition of such term, and (ii) on the date of preparation of any revised Cash Flow Schedule pursuant to Clause 1.8(c), with respect to each 1 July and 1 January occurring thereafter), to be less than one hundred and fifteen percent (115%);

(d)

the Debt Service Coverage Ratio (Historic) (calculated on (i) the date of preparation of each Compliance Certificate, and (ii) on the date of preparation of any revised Cash Flow Schedule pursuant to Clause 1.8(c), in each case with respect to the six (6) month period ending on the 30 June or 31 December then most recently occurred prior to such date of preparation) to be less than one hundred and fifteen percent (115%); and

	(e)	(i)

 in the case of the undertaking herein made in favour of the Tranche A Senior Lenders, the Proven and Probable Reserves, at any date occurring on and after the Economic Completion Date, to be less than, or to be scheduled at any date and prior to the Final Maturity Date referred to in clause (a) of the definition thereof to be less than, thirty percent (30%) of the Proven and Probable Reserves as at the Effective Date; and

(ii)

in the case of the undertaking herein made in favour of the Tranche B Senior Lenders, the Proven and Probable Reserves, at any date, to be less than, or to be scheduled at any date prior to the Final Maturity Date referred to in clause (b) of the definition thereof to be less than, thirty percent (30%) of the Proven and Probable Reserves as at the Effective Date,

(and for purposes of making any calculation pursuant to this clause (e), Proven and Probable Reserves of Silver shall be converted into Proven and Probable Reserves of Gold using the ratio of the average London Gold Price for the six (6) month ending on such date to the average London Silver Price for such period).

12.	GENERAL UNDERTAKINGS

Each Obligor agrees with each Finance Party that, until all Commitments have terminated and all Obligations have been paid and performed in full, it will perform its obligations set forth in this Clause; provided, however, that:

(a)

(except in the case of Clauses 12.16, 12.18, 12.29(b), 12.30, 12.31 and 12.32 (excluding any obligation in respect of any undertaking relating to any other Group Member)) Bema will not be under any further obligation under this Clause 12 at any time following the Economic Completion Date (but without prejudice to any liability arising as a result of any breach on or prior to the Economic Completion Date of any undertaking of Bema contained in this Clause 12);

(b)

no Obligor will be under any further obligation in respect of any undertaking contained in this Clause 12 relating to any Group Member (other than an Obligor) at any time following the Economic Completion Date (but without prejudice to any liability arising as a result of any breach on or prior to the Economic Completion Date of any undertaking in respect of any Group Member contained in this Clause 12); and

	(c)	the Excluded Petrex Covenants shall not apply at any time to any Permitted Petrex Transaction.

12.1	Compliance with Laws

Each Obligor will, and Bema will cause each Group Member to, comply in all material respects with all applicable laws (including Environmental Laws).

12.2	Approvals

(a)

Each Obligor will, and Bema will cause each Group Member to, obtain, maintain in full force and effect, and comply in all respects with, all Approvals (including the Mining License and all other Approvals identified in Item 5 (Approvals) of the Disclosure Schedule) as may be required or advisable from time to time for each Group Member to:

		(i)	execute, deliver, perform and preserve its rights under any of the Operative Documents executed or to be executed by it;

		(ii)	grant and perfect the liens granted or purported to be granted and perfected by it pursuant to any Security Agreement to which it is a party;

		(iii)	maintain and operate its business in accordance with standard industry practice; and

		(iv)	in the case of the Borrower, own, lease, use or license the Project Assets in which it holds any interest and operate the Kupol Project in accordance with sound mining and business practice.

The Borrower will promptly notify the Documentation Agent and the Junior Lender of any such Approval which is not identified in Item 5 (Approvals) of the Disclosure Schedule and shall furnish the Documentation Agent and the Junior Lender with a copy of such Approval and, upon such notification, the Disclosure Schedule shall be deemed to be updated to include details of such Approval.

(b)

Without limiting clause (a) each Obligor will obtain all Approvals identified in Part B ("Pending Approvals") of Item 5 of the Disclosure Schedule by the date set forth in the Disclosure Schedule opposite such Approval and within five (5) Business Days of obtaining any such Approval deliver to the Documentation Agent certified copies of each such Approval.

12.3	Maintenance of Corporate Existence, etc.

Each Obligor will, and Bema will cause each Group Member to, do and cause to be done at all times all things necessary to maintain and preserve its corporate existence and will do and cause to be done at all times all things necessary to be duly qualified to do business and be in good standing (where such concept is relevant) as a foreign corporation in each jurisdiction where the nature of its business makes such qualification necessary.

12.4	Payment of Taxes, etc.

Each Obligor will, and Bema will cause each Group Member to, file all tax returns (including all property tax returns and other similar tax returns applicable to the Kupol Project) and reports required by applicable law to have been filed by it. Each Obligor will, and Bema will cause each Group Member to, pay and discharge, as the same may become due and payable, all taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labour, material, supplies, personal property and services); provided, however, that the foregoing shall not require any Group Member to pay or discharge any such tax, assessment, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP with respect thereto.

The Borrower will promptly notify the Documentation Agent and the Junior Lender of the imposition of, or any material change in the rate of assessment of, any tax to which it is subject and which is not reflected in Item 2 (Taxes) of the Disclosure Schedule and, upon such notification, the Disclosure Schedule shall be deemed to be updated to include details of such taxes and/or rates of assessment.

12.5	Books and Records; Access to Premises

Each Obligor will, and Bema will cause each Group Member to, keep financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP. On not less than three (3) days prior written notice where no Default has occurred and on not less than twenty four (24) hours prior notice where a Default has occurred, each Obligor will permit the Independent Engineer, the Insurance Consultant, the Finance Parties, any provider of Political Risk Insurance or any of their respective representatives to inspect any and all of its properties and operations (including, in the case of the Borrower, the Kupol Project), to visit all of its offices or any other location where relevant personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives as long as a representative of the relevant Obligor is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence relating to any of the Project Documents; provided, however, that, the right to visit the offices or any other location of any Group Member other than the Borrower shall only be capable of being exercised when such Group Member shall not have produced any document (or copy thereof) maintained at such office or location and which has been reasonably requested to be produced by any Finance Party. Without limiting the generality of the foregoing, each Obligor shall provide all relevant and necessary assistance to (a) the Independent Engineer and the Insurance Consultant in connection with the performance of their respective duties to the Principal Facilities Agent (on behalf of the Senior Lenders) (including the review of all matters relating to the development and operation of the Kupol Project and the preparation of any reports in connection therewith) and (b) to the Finance Parties in connection with the exercise of their rights hereunder and under each other Finance Document. The Borrower shall pay any fees of such chartered accountant or certified public accountant and the Independent Engineer and the Insurance Consultant and reasonable out-of-pocket expenses of the Finance Parties incurred in connection with the exercise of their rights pursuant to this Clause. It is expressly understood that none of the Independent Engineer, the Insurance Consultant nor any Finance Party assumes any obligation to any Obligor or any other party in respect of the operation, development, exploration and production of the Kupol Project in a manner so as to ensure compliance with the projections set forth in the Development Plan or otherwise.

12.6	Kupol Project Completion; Project Capital Cost Overruns

(a)

Each Obligor will ensure that the Kupol Project is consummated, that the Kupol Project is operated, maintained and developed, that Production is produced and processed and that Project Costs are incurred, in each case substantially in accordance with the Development Plan as in effect on the Effective Date, applicable laws, the Project Documents and sound mining and business practice (including so as to achieve Mechanical Completion by no later than 30 September 2008 and Economic Completion by no later than 1 June 2009; provided, however, that the tests contemplated by the Economic Completion Certificate may not commence until at least ninety (90) days after the Mechanical Completion Date); provided, however, that the incurrence of a Project Capital Cost Overrun shall not constitute a breach of this clause or a Default except, and to the extent set forth in, Clause 13.1(s).

	(b)	**

(c)

Without prejudice to the foregoing or any other provision of this Agreement or any other Finance Document, each Obligor shall ensure that the Borrower has access to sufficient financial resources in order to ensure the prompt funding of any such Project Capital Cost Overrun.

	(d)	Prior to the commencement of any mining of ore at the Kupol Project the Borrower shall agree with the Independent Engineer, and will at all times thereafter implement, procedures relating to stockpile management and reconciliation which are effective to enable the reconciliation of Production and tailings produced at the Kupol Project against the Development Plan (including the resource model and mine plan contained therein).

12.7	Risk Management, etc.

(a)

At all times on and after the Effective Date, the Borrower shall provide evidence to the Principal Facilities Agent to the effect that the Risk Management SPV has entered into (and has effectively transferred the economic benefit thereof to the Borrower through the advance of Approved Subordinated Indebtedness or otherwise in a manner reasonably satisfactory to the Required Lenders), and the Offshore Security Trustee (for the rateable benefit of the Finance Parties) shall have been granted a first priority perfected lien in respect of the Risk Management SPV's rights under Risk Management Agreements relating to the management of the price of Gold and Silver reasonably acceptable to the Principal Facilities Agent (collectively, the

"Required Metal Risk Management Agreements") which are required to be implemented pursuant to the Agreed Project Risk Management Policy.

(b)

At all times on and after the Effective Date, the Borrower shall provide evidence to the Principal Facilities Agent to the effect that the Risk Management SPV has entered into (and has effectively transferred the economic benefit thereof to the Borrower through the advance of Approved Subordinated Indebtedness or otherwise in a manner reasonably satisfactory to the Required Lenders), and the Offshore Security Trustee (for the ratable benefit of the Finance Parties) shall have been granted a first priority perfected lien in respect of the Risk Management SPV's rights under Risk Management Agreements relating to the management of interest rates reasonably acceptable to the Principal Facilities Agent ("Required Interest Rate Risk Management Agreements") which are required to be implemented pursuant to the Agreed Project Risk Management Policy.

(c)

The Borrower and the Risk Management SPV shall supply to the Documentation Agent and to the Junior Lender copies of all documentation relating to each Project Risk Management Agreement promptly upon the implementation thereof.

	(d)	The Risk Management SPV shall ensure that any proceeds (including any realised premium) derived from such Project Risk Management Agreement shall be either:

(i) advanced to the Borrower in a manner reasonably satisfactory to the Principal Facilities Agent (including by way of repayment of any loan advanced by the Borrower pursuant to clause (f)(ii));

(ii)

deposited in an account (the "Risk Management Account") with the Project Account Bank (Barbados) which is operated pursuant to Project Account Agreement (Risk Management SPV) and which has been charged to the Offshore Security Trustee pursuant to the Risk Management SPV Security Agreement; or

(iii)

distributed to Bema or any other Group Member which is a shareholder of the Risk Management SPV; provided, however, that an amount may only be distributed pursuant to this clause (d)(iii) if and to the extent that, at the time of such proposed distribution of such amount, if the gains and losses made in respect of all Project Risk Management Agreements had been attributed to the Borrower then the Borrower would then be permitted to make a payment pursuant to clause (w) of the proviso to Clause 12.24.

	(e)	**

(f)

To the extent that any payment is required to be made by the Risk Management SPV pursuant to any Project Risk Management Agreement and the Risk Management SPV is unable to make such payment then, the Borrower shall either (i) make a repayment of Approved Subordinated Indebtedness to the Risk Management SPV or BCK Ventures (and, in the case of any such repayment to BCK Ventures, BCK Ventures shall promptly advance such proceeds to the Risk Management SPV) and/or (ii) advance a loan to the Risk Management SPV in an aggregate amount equal to such payment and on terms and conditions reasonably satisfactory to the Principal Facilities Agent. In connection with the foregoing provisions of this clause each Obligor shall ensure that the amount of Approved Subordinated Indebtedness outstanding from the Borrower to the ** any one time outstanding (or, at any time after the Principal Facilities Agent shall have reasonably determined that, as a result of any change in applicable law, it shall no longer be lawful for **

12.8	Use of Proceeds

	(a)	The Borrower shall apply the proceeds of the Senior Loans for the purpose of:

(i)

directly financing Project Costs incurred in the construction of the Kupol Project (and not, for the avoidance of doubt, of making any return in respect of any Capital Contribution previously made to the Borrower for the purpose of funding Project Costs or, except as set forth in clause (b), of making any payment due under any Finance Document) and which are either (A) due and payable on the date such Senior Loans are made, or (B) scheduled to become due and payable within ninety (90) days of the date such Senior Loans are made; provided, however, that, with the consent of the Required Senior Lenders, and subject to Clause 12.24, the Borrower may use the proceeds of Senior Loans to fund the repayment of Approved Subordinated Indebtedness originally incurred by the Borrower to a Guarantor in connection with the payment of a bona fide costs relating to the Kupol Project incurred by such Guarantor on behalf of the Borrower prior to the Effective Date; and provided, further, however, that no such repayment shall be made unless all other Project Costs are being paid on a current basis;

(ii)

repaying interest accrued in respect of any Senior Loan or any premium accrued in respect of any Political Risk Insurance, in each case during the period commencing on the Effective Date and ending on the earlier to occur of (A) 1 June, 2009, or (B) the Economic Completion Date; and

		(iii)	repaying the Bridge Facility Indebtedness;

and otherwise strictly in accordance with this Agreement and the other Finance Documents.

	(b)	The Borrower shall apply the proceeds of the Junior Loans for the purpose of:

		(i)	in the case of the initial Junior Loan (in a principal amount of not in **, in part, the Required Up-Front Equity Contribution; and

		(ii)	in the case of each subsequent Junior Loan, paying interest and commitment fees accrued in respect of any Junior Loan.

12.9	Provision of Staff

Each of the Obligors shall ensure (to the satisfaction of the Technical Agent and the Independent Engineer) that there are sufficient competent technical and management employees engaged in connection with the Kupol Project with a view to enabling the occurrence of Mechanical Completion on or prior to 30 September 2008, the occurrence of Economic Completion on or prior to 1 June 2009, and the operation, development and maintenance of the Kupol Project substantially in accordance with the Development Plan.

12.10	Environmental Covenants

(a)

The Borrower will, and will use all efforts to ensure that each Group Member will (and will use all commercially reasonable efforts to ensure that each other Project Party which is not a Group Member will):

(i)

construct, use and operate the Kupol Project, the Project Assets and all of the facilities and properties related thereto in compliance with, keep all Approvals relating to environmental matters in effect and remain in compliance with, and handle all Hazardous Materials in compliance with the Agreed Environmental Requirements and with all applicable Environmental Laws;

(ii)

(A), immediately notify the Principal Facilities Agent and the Junior Lender and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of the facilities and properties related to the Kupol Project and the Project Assets or compliance with the Agreed Environmental Requirements or Environmental Laws relating to the Kupol Project which might, in any such case, reasonably be expected to result in, or do result in, any action being taken against the Borrower by any person, and (B)

promptly cure any non-compliance which is the subject matter of any actions and proceedings relating to such Agreed Environmental Requirements or Environmental Laws; and

(iii)

provide such information and certifications which the Principal Facilities Agent or the Junior Lender may reasonably request from time to time to evidence compliance with this clause (including in connection with any environmental audit to determine compliance therewith).

(b)

By no later than 31 December, 2006 the Borrower shall have developed and delivered to the Technical Agent and the Junior Lender (i) an environmental and social action management plan for the operational phase of the Kupol Project (as amended from time to time with the consent of the Technical Agent (after consultation with the Independent Engineer) the "Operational ESAP"), and (ii) the Emergency Response Plan for the operational phase of the Kupol Project, reflecting plans which are consistent with Environmental Laws and the Agreed Environmental Requirements and which are otherwise in form and substance reasonably satisfactory to the Technical Agent (after consultation with the Independent Engineer).

(c)	(i) The Borrower shall make the Construction ESAP, the Operational ESAP and the Kupol OVOS available at a publicly accessible location at or near the Kupol Project.

	(ii)	No change shall be made to the Kupol PCDP without the consent of the Technical Agent.

	(iii)	Without limiting the foregoing provisions of this Clause 12.10, the Borrower shall diligently implement and adhere to the Construction ESAP, the Operational ESAP and the Kupol PCDP.

	(iv)	The Borrower shall ensure that the Operational ESAP is updated from time to time to ensure that it is consistent with the provisions of the Kupol OVOS as in effect from time to time.

(v)

With respect to any activity, event or circumstance (or the effects thereof) within the area of influence of the Kupol Project which have not (or not adequately) been addressed or foreseen and provided for (through mitigation or management measures) in the Construction ESAP or the Operational ESAP and which could reasonably be expected to lead to any material adverse environmental, socio- economic, socio-cultural, health or safety impacts or damage to environmental, ecological, social or cultural resources or persons, the Borrower shall:

(A)

evaluate those impacts or damage in a manner consistent with the Agreed Environmental Requirements and to the satisfaction of the Required Lenders and advise the Lenders as to whether a revision to the Construction ESAP or the Operational ESAP, as may be relevant, is necessary to incorporate any new measures to mitigate or modify the impacts or damage in a manner consistent with the Agreed Environmental Requirements;

			(B)	revise the Construction ESAP or the Operational ESAP, as may be relevant, in such manner as the Borrower and the Required Lenders may agree (each acting reasonably);

			(C)	diligently implement any new measures as agreed with the Required Lenders pursuant to the foregoing provisions of this clause (v); and

			(D)	report, as necessary, the matters referred to in this clause (v) as changes in the Environmental Monitoring Report to be submitted by the Borrower in accordance with Clause 10.1(s).

	(d)	Each Guarantor will (and will (except in the case of clause (d)(i)) ensure that each of its subsidiaries will):

		(i)	ensure that the Borrower complies with its obligations set forth in clauses (a), (b) and (c);

(ii)

except where failure to comply with the provisions of this clause would not be likely to result in a Materially Adverse Effect with respect to such Guarantor, use and operate all of its facilities and properties in compliance with all Environmental Laws, keep all necessary permits, approvals, certificates, licences and other authorisations relating to environmental matters in effect and remain in compliance therewith, and handle all Hazardous Materials in compliance with all applicable Environmental Laws; and

(iii)

provide such information and certifications which the Principal Facilities Agent or the Junior Lender may request from time to time to evidence compliance with this clause (including copies of any environmental audit in the possession of any Group Member).

(e)

The Borrower shall, until the Economic Completion Date, retain the services of the Independent Tailings Storage Facility Consultant to monitor and (on a no less than annual basis) report on the Tailings Storage Facility during design, construction and start-up operations.

(f)

Without prejudice to any provision of Clause 6 (including Clause 6.5(j)) the Borrower shall reserve an amount of U.S.$1.27 per tonne of ore produced at the Kupol Project (or such other amount as may be required or requested in any report delivered pursuant to Clause 10.1(s)) in order to meet future costs of the nature referred to in the Mine Reclamation and Closure Plan.

12.11	Maintenance of Project Assets

The Borrower will maintain, preserve, protect, keep and comply with:

	(a)	all of its ownership, lease, use, licence and other interests in, and other contractual obligations relating to, the Project Assets (including all Mining

Rights) as are necessary or advisable for it to be able to operate the Kupol Project substantially in accordance with sound mining and business practice and in a manner such that the requirements of, and projections contained in, the Development Plan, can be achieved; and

(b)

all of the Project Assets owned by it in good repair, working order, and condition, and make necessary and proper repairs, renewals, and replacements so that the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Project Assets is no longer necessary or economically desirable for the operation of the Kupol Project, such operation to be substantially in accordance with sound mining and business practice.

12.12	Pari Passu

Each Obligor will ensure that the payment Obligations of such Obligor under this Agreement and each other Loan Document to which such Obligor is a party rank at least pari passu in right of payment with all of such Obligor's present and future other unsecured indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable law.

12.13	Accuracy of Information

Each Obligor will ensure that all factual information hereafter furnished by or on behalf of any Group Member in writing to any Finance Party for the purposes of or in connection with this Agreement or any transaction contemplated hereby will be true and accurate in all material respects on the date as of which such information is dated or certified and such information shall not be incomplete by omitting to state any material fact known to the relevant Group Member necessary to make such information not misleading in any material respect.

12.14	Insurance

(a) The Borrower will maintain (or will cause to be maintained) with reputable insurance companies which are acceptable to the Required Lenders in their reasonable discretion:

(i) insurance as required under this Agreement, as required pursuant to applicable law and otherwise as contemplated by the Insurance Summary; and

(ii)

such other insurance (including business interruption and delay in start up insurance) with respect to the properties and business of the Borrower and the Kupol Project against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses to the Kupol Project similarly situated and financed on a limited recourse basis.

Without limiting the generality of the foregoing the Borrower will comply with each of its undertakings contained in the Insurance Summary.

(b)

The Borrower will, upon request of the Insurance Agent, furnish to the Insurance Agent and the Junior Lender at reasonable intervals (but not, as long as no Event of Default shall then have occurred and be continuing, more than once in any year) a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Borrower in accordance with clause (a) and confirming its adequacy and sufficiency. The Borrower will provide the Insurance Agent and the Junior Lender with copies of all Insurance Policies as in effect from time to time. The Insurance Agent may (if so required by the Senior Lenders) solicit the services of the Insurance Consultant to assess the adequacy and sufficiency of the insurance coverage required to be maintained hereunder and to evaluate the contents of each certificate furnished pursuant to the immediately preceding sentence.

(c)

The Borrower will provide the Insurance Agent and the Junior Lender with not less than twenty one (21) days prior written notice of any proposed change of any insurance company providing insurance coverage of the nature referred to in clause (a), and any such change shall be consistent with the provisions of this Agreement.

(d)

The Borrower shall ensure that all premiums required to be paid in respect of the policies referred to in this Clause 12.14 shall be paid as and when the same shall become due and payable and shall otherwise comply with each other term and condition of such policies on its part to be performed.

(e)

All of the insurance policies relating to the Kupol Project (and as set forth in clause (i), all policies of reinsurance issued in connection therewith) will, in each case, in accordance with standard practice in the mining industry having regard, inter alia, to the limited recourse nature of the facility granted pursuant to this Agreement and to prevailing market practice in connection with comparable facilities for projects similar to the Kupol Project:

(i)

specify the Offshore Security Trustee (on behalf of the Finance Parties) as an additional insured under all policies of liability insurance (excluding motor or automobile insurance and policies of insurance relating to worker's compensation and/or employer's liability) and the Offshore Security Trustee (on behalf of the Finance Parties) as sole loss payee under all policies of property, business interruption and marine insurance, and contain such endorsements in favour of the Offshore Security Trustee as the Principal Facilities Agent shall reasonably require (including that the policy shall not be invalidated as against the Finance Parties by reason of any action or failure to act of the Borrower or any other person);

(ii)

not be cancellable (or non-renewable or subject to a decrease in the scope or amount of coverage (including by way of increase in any deductible)) as against the Finance Parties (including for failure to pay premiums) or subject to material alteration of any kind without (x) in the case of any such action, thirty (30) (or, in the case of any failure to pay any premium in connection with any policy of reinsurance, fifteen (15)) days written notice of such action having been given by the Borrower or the issuer of the relevant policy to the Principal Facilities

Agent, and (y) in the case of any such material alteration, the prior written consent of the Insurance Agent;

(iii)

provide for waiver of any right of set-off, recoupment, subrogation, counterclaim or any other deduction, by attachment or otherwise, with respect to any liability of the beneficiary of such policy (including the incorporation of a "non-vitiation" provision), and provide that all amounts payable by reason of loss or damage to any of the Project Assets shall be payable in a manner which is consistent with Clause 12.14(h);

	(iv)	in the case of all such insurance policies maintained by the Borrower or by any other person, and to the extent permitted by applicable law, provide for payments of claims thereunder in Dollars; and

(v)

otherwise (including with respect to the identity of the brokers, insurers, re-insurers and/or indemnities involved in connection with the solicitation, placement and issue of such insurance policies) be in form and substance reasonably satisfactory to the Insurance Agent.

In connection with the foregoing, the Borrower and, to the extent that it is party to any such insurance policy, each Guarantor shall (y) execute and deliver notices to the brokers, underwriters and insurance companies through or with whom any policy of insurance maintained in connection with the Kupol Project have been effected in such form as the Insurance Agent may from time to time reasonably request, and (z) procure that any insurer effecting any reinsurance of any policy of insurance maintained in connection with the Kupol Project execute and deliver such notices to the issuer of any such policy of reinsurance as the Insurance Agent may from time to time reasonably request.

(f)

The Borrower shall not at any time do or omit to do anything whereby any insurance required to be effected under the Insurance Summary or pursuant to this Clause would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(g)	The Borrower will make (or will cause to be made) full disclosure of all relevant issues and facts to the issuer of each insurance policy maintained in connection with the Kupol Project.

(h)	Each Obligor will cause proceeds, if any, of all insurances (excluding, for the avoidance of doubt, any Political Risk Insurance) maintained with respect to the Kupol Project to be applied as follows:

(i)

all amounts received in respect of any liability insurance shall be paid directly to the person entitled thereto and after an Enforcement Event all such amounts shall (except to the extent that such amounts are, pursuant to the provisions of the relevant policy of insurance, required to be paid to the third party suffering the loss to which such amount relates) be deposited into the Offshore Operating Account (or, to the extent such deposit is not permitted by applicable law, the Moscow

Dollar Account) (it being understood that, without prejudice to clause (e)(iv) or any other provision of this Agreement, all proceeds denominated in Roubles shall be deposited into the Moscow Rouble Account);

(ii)

all amounts received in respect of any business interruption insurance or delay in start-up insurance shall be deposited into the Offshore Operating Account (or, to the extent such deposit is not permitted by applicable law, the Moscow Dollar Account or the Moscow Rouble Account); and

(iii)

prior to an Enforcement Event, all proceeds from casualty or property insurance received for any single repair, replacement or restoration costing less than ** the equivalent thereof in any other currency) shall be promptly deposited into the Offshore Operating Account (or, in the case of any such proceeds denominated in Roubles, the Moscow Rouble Account) and (A) prior to an Enforcement Event may be applied (x) to the repair, replacement or restoration of the assets in respect of which the relevant proceeds were received or for reimbursement of the person which effected such repair, replacement or restoration, or at the option of the Borrower, (y) to make a voluntary prepayment of the principal amount of the Loans pursuant to Clause 5.1(b) and (B) if an Enforcement Event shall have occurred and be continuing, all such proceeds shall be applied as the Required Lenders shall determine. All such proceeds received for any such single repair, etc. costing an amount which is equal to or in excess of ** the equivalent thereof in any other currency) shall, with the consent of the Required Lenders, be applied to the prompt payment of the cost of the repair, replacement or restoration of such damaged or destroyed asset. In the event that the consent of the Required Lenders shall not be granted pursuant to the provisions of the immediately preceding sentence, then all such proceeds shall be applied to make a mandatory prepayment of the principal amount of the Loans pursuant to Clause 5.1(c). In the event that Bema shall opt to make a Capital Contribution in connection with such repair, replacement or restoration in anticipation of the receipt by the Borrower of insurance proceeds then, prior to making such contribution, and for purposes of clause (x) of the proviso to Clause 12.24, Bema may request that the Lenders indicate whether the consent referred to in this clause (iii) will be given.

(i)	The Borrower will:

(i)

cause all of the risks insured by each Insurance Policy issued by a Russian Insurer (other than the risks described in Clauses 1.6, 2.4(a) and 2.4(b) of the Insurance Summary (excluding gold in transit cover) and any other risks which the Insurance Agent agrees need not be reinsured) to be reinsured with non-Russian insurance companies and/or reinsurance companies acceptable to the Required Lenders;

(ii)

cause each Russian Insurer with whom an Insurance Policy is taken out to enter into and execute and deliver to the Documentation Agent an Assignment of Reinsurances and a notice to reinsurers in the form provided for in the Assignment of Reinsurances; provided, however, that, in the case of the Insurance Policy relating to the risks described in Clause 1.3 of the Insurance Summary, the Russian Insurer which has issued such Insurance Policy as in effect on the initial Borrowing Date shall only be required to enter into an undertaking with the Offshore Security Trustee pursuant to which the proceeds of the reinsurance policy issued in connection therewith shall be paid directly to such Russian Insurer and then directly into the Moscow Rouble Account;

(iii)

execute and deliver to the Documentation Agent any notice to the Russian Insurer and the relevant reinsurer (excluding any reinsurer of any Insurance Policy of the nature referred to in clause (i)(ii)) required by the Borrower Security Agreement (Offshore);

		(iv)	cause each such reinsurer to execute and deliver to the Documentation Agent an acknowledgement in the form attached to the Assignment of Reinsurances;

		(v)	deliver legal opinions in form and substance, and from legal counsel acceptable to the Documentation Agent in respect of each Assignment of Reinsurances; and

		(vi)	cause all policies of reinsurance required to be maintained pursuant to this clause to provide for payment of claims thereunder in Dollars.

(j)

Without prejudice to the foregoing provisions of this Clause 12.14, Bema will, and will cause each Group Member to, maintain, such insurance (including business interruption and delay in start up insurance) with respect to the properties and business of each such Group Member against such casualties and contingencies and of such types and in such amounts as is customary in accordance with best industry practice (including with respect to the identity of the insurance companies providing such insurance) in the case of similar properties and businesses similarly situated and such other insurance as may be required by any applicable law and Bema will, upon the request of the Insurance Agent, furnish to the Insurance Agent at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by the Group Members in accordance with this clause (j). Without prejudice to the foregoing the Company will, and will cause each Group Member to, ensure that all premiums required to be paid in order to ensure that the policies referred to in this clause (j) are in full force and effect shall be paid as and when the same shall become due and payable.

12.15	After-Acquired Collateral

Upon (a) the acquisition or production of any Project Assets (including the entering into of any Project Document in respect of which no lien has effectively been granted pursuant to any Security Agreement) and which constitute assets having a fair market value (or contracts contemplating the making of payments), individually or in the aggregate, of in excess of U.S.$250,000 (or the equivalent thereof in any other currency) (or any other amount stipulated in the relevant Security Agreement) (b) any change in applicable law to permit the granting of a lien over any Project Assets (including the Mining License) with a fair market value, individually or in the aggregate, of in excess of U.S.$250,000 (or the equivalent thereof in any other currency) (or any other amount stipulated in the relevant Security Agreement) or (c) the acquisition by Kupol Cyprus or any other Group Member of any shares issued by the Borrower then, in either such case the relevant Obligor or Group Member shall, to the extent permitted by applicable law:

	(x)	enter into security documentation reasonably deemed necessary by the Documentation Agent to create, protect and perfect a first priority lien in respect of such Project Assets or shares;

	(y)	simultaneously therewith, effect all relevant notarisations and registrations or obtain the acknowledgement and agreement of all relevant counterparties, as the case may be; and

	(z)	take all other actions which, in the opinion of legal advisers to the Documentation Agent, are advisable in order to:

(i)

create in favour of the Finance Parties a valid and perfected first- priority lien (except for (A) liens resulting from mandatory provisions of applicable law and (B) liens specifically permitted to be incurred by this Agreement or any Security Agreement) over all of such newly acquired or produced Project Assets or shares; and

(ii) evidence the creation of such lien (including opinions of legal advisers).

Without prejudice to the generality of the foregoing, the Borrower will ensure that promptly upon (and in any event within ten (10) Business Days after) the effectiveness of any Project Document of the nature described in clause (b) of the definition thereof, (d) the Finance Parties shall be granted a valid and perfected first priority lien (except as aforesaid) over the Borrower's rights thereunder as security for the Obligations, and (e) the Documentation Agent shall have received such documentation as it shall reasonably require as evidence of the rights of the Finance Parties to assume the rights and obligations of the Borrower (and/or any affiliate thereof party to such Project Document) under each such Project Document upon the occurrence of an Event of Default or such other event as the Principal Facilities Agent shall specify.

12.16	Project Documents

Each Obligor undertakes to ensure that, except to the extent expressly permitted pursuant to this Agreement or any other Loan Document:

	(a)	such Obligor and, to the extent reasonably within such Obligor's control any other relevant Project Party, observes their respective obligations under all Project Documents in all material respects;

	(b)	such Obligor does not abandon, settle, compromise or discontinue or become non-suited in respect of proceedings against any party in connection with a Project Document;

(c)

such Obligor takes the action that a prudent, diligent and reasonable person would take to cause each party to a Project Document to observe its obligations in connection with that Project Document, and if that party defaults in the performance of those obligations to take the action that a prudent, diligent and reasonable person would take to enforce its resulting rights thereunder, unless the Principal Facilities Agent, acting in its reasonable discretion, agrees otherwise; and

(d)

such Obligor exercises any discretionary or similar power which might be granted to it pursuant to any Project Document in a manner which is consistent with the obligations of such Obligor contained in the Finance Documents to which it is a party (including those obligations set forth in Clause 12.17).

12.17	Refining and Sale of Production

(a)

All Gold and Silver in unrefined doré constituting Production shall be refined with the Refiner pursuant to the Refining Agreement or pursuant to other refining arrangements satisfactory to the Required Lenders in their sole and absolute discretion.

(b)

All Gold and Silver constituting refined Production shall be sold (i) to the Offtaker pursuant to the Sales Agency Agreement and the Offtake Agreement, or (ii) pursuant to other sales arrangements satisfactory to the Required Lenders in their sole and absolute discretion. All proceeds of any such sale shall be denominated in Dollars; provided, however, that (without prejudice to clause (b)(ii)) (x) at any time prior to 30 September 2008, when no Default has occurred and is continuing, the Borrower shall be entitled to sell Gold from Production to a purchaser reasonably satisfactory to the Required Lenders for consideration denominated in Roubles, and (y) at any time when no Default has occurred and is continuing the Borrower shall be entitled to sell Silver from Production to a purchaser reasonably satisfactory to the Required Lenders for consideration denominated in Roubles; but, provided, further, however, that the Borrower shall not be entitled to sell Silver or Gold from Production for consideration denominated in Roubles unless the Borrower shall have evidenced, to the reasonable satisfaction of the Principal Facilities Agent, that it shall at all times be exporting sufficient Production in order that the proceeds of such exported Production shall be sufficient to pay all amounts payable under the Finance Documents as the same shall become due. The Borrower shall sell Production pursuant to the terms and conditions of the Sales Agency Agreement and Offtake Agreement in order to obtain the best purchase price reasonably obtainable denominated in Dollars (and, in any event, in an amount sufficient from time to time to fund all payments due to be paid by the Borrower hereunder and under each of the other Finance Documents). Without limiting the generality of the immediately preceding sentence the Borrower will not agree to any discounted price for the sale of Silver or Gold as contemplated by Clause 4.02 or 4.03 of the Offtake

Agreement without first obtaining the consent of the Principal Facilities Agent (such consent not to be unreasonably withheld).

	(c)	Without prejudice to the provisions of Clause 6:

(i) all proceeds of the sale of Production under the Sales Agency Agreement shall be deposited directly by the Offtaker into the Offshore Collection Account; and

(ii)

all proceeds of the sale of Production which are, pursuant to the foregoing provisions of this Clause 12.17, permitted to be denominated in Roubles shall be deposited directly into the Moscow Rouble Account.

12.18	Political Risk Insurance

(a)

The Borrower will, on demand, reimburse each Covered Senior Lender in respect of premiums and any other amounts (including any out-of-pocket costs and expenses of the provider of any Political Risk Insurance) payable in connection with any policy of Political Risk Insurance implemented pursuant to this Agreement (including any such premium or other amounts payable on or after the date of prepayment of the Senior Loans or on or after the date of termination of this Agreement but excluding any Political Risk Insurance of the nature referred to in clause (b) of the definition thereof).

(b)

Each Obligor hereby acknowledges and agrees that each Covered Senior Lender may furnish copies of all instruments (including the Operative Documents), documents, notices and other information furnished to and received by such Covered Senior Lender pursuant to this Agreement or any other Finance Document to the provider of the Political Risk Insurance taken out by such Covered Senior Lender.

(c)

Each Obligor will (and each Guarantor will ensure that the Borrower and each other Obligor will) (i) render all necessary assistance to each Covered Senior Lender in connection with the maintenance of any Political Risk Insurance (and full coverage thereunder) and the collection of any claim thereunder and (ii)use its best efforts to ensure that an exclusion from liability in respect of any claim of any Covered Senior Lender under any policy of Political Risk Insurance does not arise as a result of any action or any inaction of any Obligor or any other Group Member (and, in connection therewith, each Obligor hereby acknowledges receipt of a copy of each policy of Political Risk Insurance maintained for the benefit of the Covered Senior Lenders and confirms that it has reviewed and understood and accepted the contents of each such policy). Without limiting the generality of the foregoing the Borrower agrees to facilitate the transfer of any Rouble proceeds received by the Borrower which are required by any policy of Political Risk Insurance to be transferred to the provider thereof following any payment of a claim thereunder.

12.19	Business Activities; Fiscal Year

	(a)	The Borrower will not:

(i)

engage in any business activity other than the development and operation of the Kupol Project in a manner so as to ensure compliance with the projections set forth in the Development Plan and any activity incidental thereto;

(ii)

maintain any place of business in the United Kingdom or elsewhere (other than the location of the Kupol Project or Magadan, Bilibinor or Pevek (in each case in Russia)) without first taking (to the satisfaction of the Documentation Agent) all actions necessary to protect the liens granted pursuant to the Security Agreements;

		(iii)	except as may be required by applicable law in connection with any increase in the capital of the Borrower, amend its Organic Documents or change its corporate name; or

		(iv)	change its Fiscal Year.

	(b)	No Guarantor will engage in any business activity other than:

(i)

in the case of Bema, as a holding company for the ownership, directly or indirectly, of all or a portion of the issued and outstanding share capital of the Borrower and other subsidiaries engaged in exploration, development, mining and related activities in connection with the mining of gold and other metals and activities incidental thereto;

		(ii)	in the case of White Ice, as a holding company for the ownership, directly, of the issued and indirect outstanding share capital of Kupol Cyprus and activities incidental thereto;

		(iii)	in the case of Kupol Cyprus, as a holding company for the ownership of all or a portion of the issued and outstanding share capital of the Borrower and activities related and incidental thereto;

		(iv)	in the case of BCK Ventures, as a special purpose company for activities related and incidental to the provision of finance in connection with the development and operation of the Kupol Project; and

		(v)	in the case of the Risk Management SPV, as a special purpose company for entering into Project Risk Management Agreements and activities related and incidental thereto.

12.20	Indebtedness

No Obligor will, and Bema will ensure that no Group Member will, create, incur, assume or suffer to exist or otherwise become or be liable in respect of any indebtedness other than:

(a)	indebtedness in respect of the Senior Loans and the other Senior Obligations;

(b)

(i) in the case of the Risk Management SPV, indebtedness in respect of the Project Risk Management Agreements (and, in the case of any such Risk Management Obligations incurred by the Risk Management SPV, a guarantee of such Risk Management Obligations from each of the Borrower, BCK Ventures and Bema), and (ii) in the case of Bema and the other Group Members (excluding the Borrower, BCK Ventures, Kupol Ventures, White Ice, Bema Far East and the Risk Management SPV) indebtedness in respect of Risk Management Agreements entered into in compliance with the Corporate Risk Management Policy (but excluding, in the case of Bema, any such indebtedness (whether incurred directly or indirectly by way of guarantee or otherwise) representing Risk Management Obligations relating to production from the Cerro Casale Project );

(c)	indebtedness in respect of the other Operative Documents the repayment of which is materially consistent with the Cash Flow Schedule as in effect on the Effective Date;

(d)

in the case of the Borrower, and at any date unsecured indebtedness outstanding at such date and incurred in the ordinary course of business in connection with Project Costs (by way of open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services (and excluding, for the avoidance of doubt, financial indebtedness));

(e)	(i) in the case of the Borrower, White Ice, CVL, Kupol Cyprus, Bema Far East and BCK Ventures, Approved Subordinated Indebtedness; and

(ii) in the case of any other Group Member, indebtedness outstanding to any other Group Member;

(f)

indebtedness in respect of taxes, assessments or governmental charges, and indebtedness in respect of amounts accrued due and payable in connection with employment, materials or supplies to the extent that payment thereof shall not at the time be required to be made in accordance with the provisions of Clause 12.4;

(g)

indebtedness in respect of judgments or awards, the enforcement of which has not been stayed (by reason of a pending appeal or otherwise), for a period of more than ten (10) days, which do not, in the aggregate with respect to all Group Members, exceed ** equivalent thereof in any other currency);

(h)	indebtedness outstanding from one Group Member (excluding the Borrower, White Ice, Kupol Cyprus and BCK Ventures) to another Group Member;

(i)	indebtedness of Bema not in excess of an aggregate principal amount of ** Convertible Notes as in effect on the Effective Date;

(j)

in the case of Bema, indebtedness not in excess of an aggregate principal amounts of U.S.$17,500,000 outstanding pursuant to the Kupol Project Capital Cost Overrun Facility and in the case of any other Obligor, indebtedness in respect of its obligations thereunder pursuant to the Finance Documents or the Note Documents;

(k)

indebtedness not in excess of an aggregate principal amount of ** at any time outstanding incurred by any Group Member (other than the Borrower, Kupol Cyprus, White Ice or BCK Ventures) for purposes of providing working capital in connection with the development and operation of the Refugio Project together with indebtedness constituted by a guarantee from Bema of such first mentioned indebtedness;

(l)

indebtedness not in excess of an aggregate amount of ** at any one time outstanding incurred by the Refugio Project Company by way of Capitalised Lease Liabilities in connection with the leasing of equipment for use at the Refugio Project together with indebtedness constituted by a guarantee from Bema of such first mentioned indebtedness not in excess of **

(m)	indebtedness not in excess of an aggregate principal amount of ** at any one time outstanding incurred by Bema in connection with working capital and overdraft facilities;

(n)

(i) in the case of Bema, indebtedness incurred by way of a guarantee of Cerro Casale Project Indebtedness incurred in connection with the development of the Cerro Casale Project on terms and conditions reasonably acceptable to the Required Lenders, and (ii) in the case of any subsidiary of Bema (other than any Obligor) Cerro Casale Project Indebtedness incurred in connection with the development of the Cerro Casale Project on terms and conditions reasonably acceptable to the Required Lenders;

(o)	indebtedness not in excess of an aggregate amount of ** incurred by any Group Member (other than the Borrower, Kupol Cyprus, White Ice or BCK Ventures) by way of Capitalised Lease Liabilities;

(p)

indebtedness not in excess of an aggregate principal amount of ** at any one time outstanding incurred by Bema for purposes of providing funds for the development of the Kupol Project and the Cerro Casale Project (and not, for the avoidance of doubt, for the acquisition of any interest in the Cerro Casale Project) and incurred on terms and conditions, and pursuant to documentation, substantially similar to those applying to the Convertible Notes (except that (i) the scheduled maturity of any portion of such indebtedness shall not occur prior to the Final Maturity Date with respect to the Tranche A Senior Loans, and (ii) such indebtedness shall be fully subordinated in all circumstances to the payment of the Senior Obligations, and shall contain other subordination provisions (including with respect to the postponement of the acceleration of such indebtedness and the exercise of any other remedies in connection therewith to the acceleration of the Senior Obligations hereunder), in each case on terms and conditions which are satisfactory to the Required Lenders); provided, however, that in the event the amount of such indebtedness to be incurred by Bema is scheduled to be less than ** then such indebtedness may not be incurred unless and until agreement on the amendments to Clause 6.6 of the Bema Guarantee of the nature referred to in the proviso to such Clause has been reached and such amendments have been implemented in accordance with the terms of the Bema Guarantee.

	(q)	indebtedness not in excess of an aggregate principal amount of ** outstanding incurred by one or more of the Petrex Project Companies pursuant to the Petrex Project Loan Agreement;

(r)

indebtedness not in excess of an aggregate principal amount of U.S.$25,000,000 at any one time outstanding incurred by the Borrower in respect of the Junior Loans pursuant to the Junior Loan Agreement; and

	(s)	indebtedness not in excess of an aggregate principal amount of ** time outstanding incurred by the Refugio Project Company pursuant to the SSA/Refugio Promissory Notes.

provided, however, that indebtedness of the nature referred to in clause (k), (l), (m), (n), (o) or (p) may not be incurred at any time when any Default shall have occurred.

12.21	Liens

No Obligor will, and Bema will ensure that no Group Member will, create, incur, assume or suffer to exist any lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired, except:

	(a)	liens in favour of the Security Representatives (in each case, for the benefit of the Finance Parties) granted pursuant to any Finance Document;

(b)

liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(c)

liens of carriers, warehousemen, mechanics, materialmen, suppliers and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(d)

liens incurred in the ordinary course of business in connection with unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for financial indebtedness) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

	(e)	judgment liens in existence less than ten (10) Business Days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

	(f)	liens in respect of indebtedness permitted to be incurred pursuant to Clause 12.20(l) and attaching to the equipment financed in connection with such indebtedness;

(g)

liens in respect of indebtedness permitted to be incurred pursuant to Clause 12.20(n) and limited to (i) the granting of a lien by Bema or any subsidiary referred to in clause (b) of the definition of the term "Cerro Casale Project Indebtedness" in respect of the shares of any such subsidiary and any intercompany debt owed by any such subsidiary to Bema or any other such subsidiary, and (ii) the granting of a lien by any subsidiary referred to in such definition in respect of the assets of such subsidiary (including the benefit of any Risk Management Agreement entered into by any such subsidiary (but not, for the avoidance of doubt, Bema)); and

(h)

liens in respect of indebtedness permitted to be incurred pursuant to Clause 12.20(q) and limited to (i) the granting of a lien by Bema or any of the Petrex Project Companies in respect of the shares of any Petrex Project Company and any indebtedness owed by any Petrex Project Company to Bema or any other Petrex Project Company, and (ii) the granting of a lien by any Petrex Project Company in respect of the assets of such Petrex Project Company (including the benefit of any Risk Management Agreement entered into by such Petrex Project Company.

For the purposes of this Clause the obligations secured by any lien created or incurred in the ordinary course of business (other than any liens of the nature referred to in clause (a) or (b)) may not exceed U.S.$2,000,000 in the aggregate at any one time outstanding.

12.22	Capital Expenditures

The Borrower will not make or commit to make any costs in respect of Capital Expenditures other than such costs which are identified in the Development Plan and shall not make or commit to make any such costs if, at the time, or as a consequence, of incurring any such item of expenditure any Default shall have occurred and be continuing; provided, however, that, if any such Default shall have occurred and be continuing, the Borrower may make Capital Expenditures constituting Required Completion Expenditures and Required Maintenance Expenditures.

12.23	Investments

The Borrower will not acquire all or substantially all of the assets of any other person and will not make, incur, assume or suffer to exist any investment in any other person, except (a) Cash Equivalent Investments permitted pursuant to Clause 6.5(g) to be made with balances standing to the credit of any Project Account (Offshore), and (b) loans permitted to be made to the Risk Management SPV and any Guarantor pursuant to Clause 12.7(f) (ii).

12.24	Restricted Payments, etc

The Borrower will not:

(a)

declare, pay or make any distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of the Borrower or on any ownership interest of the Borrower or on any warrants, options or other rights with respect to any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, the Borrower or apply any of its funds, property or assets to the purchase, redemption or other retirement of any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, the Borrower, or warrants, options or other rights with respect to any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, the Borrower;

	(b)	repay, redeem, purchase or otherwise defease or discharge any indebtedness owing to, or make any other payment to, any affiliate (including all Approved Subordinated Indebtedness); or

	(c)	make any deposit for any of the foregoing purposes or otherwise discharge any indebtedness incurred by any affiliate;

provided, however, that:

(v)

at any time when no Default shall have occurred and be continuing (and where no Default would occur as a result of the making of any payment described n this clause (v)), and subject always to the requirements of the last sentence of Clause 12.7(f) the Borrower may, by:

(i)

providing the Principal Facilities Agent with a certificate illustrating, in reasonable detail, the amount of equity contributed to the Borrower on or prior to the initial Borrowing Date which is in excess of the Required Total Equity Contribution (such excess, the "Excess Equity Amount"); and

(ii) obtaining the agreement of the Principal Facilities Agent to the calculations contained in such certificate (such consent not to be unreasonably withheld)

at any time (and from time to time) after the initial Borrowing Date and prior to the Economic Completion Date make any such payment in an amount which (when aggregated with any other payment previously made pursuant to this clause (v)) is not in excess of the Excess Equity Amount;

	(w)	the Borrower may make any payment or take any other action for any of the foregoing purposes on any date after the Economic Completion Date if each of the following conditions are satisfied:

(i) no Default and no Junior Default shall have occurred and be continuing or would result from any such payment or other action;

	(ii)	any such payment or other action may only be made or taken during a Cash Sweep Payment Period;

(iii)

after giving effect to all payments required to be made by the Borrower during or prior to the Cash Sweep Payment Period referred to in clause (w)(ii) of this proviso (including payments in respect of Project Costs and Obligations, and for the avoidance of doubt, any payments required to be made during such Cash Sweep Payment Period pursuant to Clause 5.1(d)), there are sufficient funds standing to the credit of the Offshore Operating Account to permit such payment to be made in accordance with the provisions of Clause 6.1(d);

(iv)

the aggregate of all such payments made during any Cash Sweep Payment Period shall not exceed the excess of (A) Cash Sweep Calculation Amount for the Cash Sweep Calculation Period than most recently ended, less (B) the principal amount of the Loans repaid, or required to be repaid, during such Cash Sweep Payment Period pursuant to Clause 5.1(d), less (C) any amount paid during such Cash Sweep Payment Period pursuant to Clause 16.5(b), less (D) an amount which the Required Lenders and the Borrower shall agree is, after taking into account the likely Actual Cash Flow for any future period following such Cash Sweep Payment Period, reasonably likely to be required to fund Project Costs during each such future period;

(v)

the completed Cash Sweep Calculation Certificate relating to the Cash Sweep Calculation Period most recently ended shall indicate, to the reasonable satisfaction of the Required Lenders, that the Cash Sweep Calculation Amount for such Cash Sweep Calculation Period is sufficient to enable such payment to be made in compliance with the foregoing provisions of this Clause; and

	(vi)	in the case of any repayment, etc. of Approved Subordinated Indebtedness pursuant to clause (a), such repayment etc. shall be permitted to be made pursuant to the Subordination Agreement;

(x)

at any time when no Default shall have occurred and be continuing the Borrower may make any such payment in an amount equal to the amount of any Capital Contributions made by Bema to the Borrower by way of payment of any loss incurred by the Borrower in connection with the Kupol Project in circumstances where such loss is covered by casualty or property insurance maintained by the Borrower and such Capital Contribution was made in anticipation of, but prior to, payment being received by the Borrower in connection with such loss pursuant to the relevant Insurance Policy. Any such payment by the Borrower referred to in the immediately preceding sentence may only be made from the proceeds of payment under such Insurance Policy in connection with the relevant loss and may only be made to the extent that the release of such proceeds has been consented to by the Required Lenders pursuant to Clause 12.14(h)(iii) in connection with the making of such Capital Contribution; and

(y)

at any time when no Default shall have occurred and be continuing (and where no Default would occur as a result of the making of any repayment described in this Clause (y)), the Borrower may make any such payment to any Guarantor by way of repayment of any Approved Subordinated Indebtedness owed by the Borrower to such Guarantor in connection with the payment by such Guarantor after the initial Borrowing Date of Project Capital Costs or the payment by such Guarantor after the initial Borrowing Date of Project Operating Costs of the nature referred to in clause (a) of the definition thereof, in each case on behalf of the Borrower and which are otherwise permitted to be incurred by, and paid for by, the Borrower pursuant to this Agreement; and

(z) the Borrower may, at any time:

(i)

make any such payment to the Risk Management SPV or BCK Ventures by way of repayment of any Approved Subordinated Indebtedness incurred by the Borrower to the Risk Management SPV or BCK Ventures as a result of (and in an amount equivalent to the transferred rights in respect of) the transfer of the economic benefit under any Project Risk Management Agreement by the Risk Management SPV to the Borrower pursuant to Clause 12.7(a) or 12.7(b); and

(ii) make a loan to the Risk Management SPV in the circumstances referred to in Clause 12.7(f)(ii).

12.25	Take or Pay Contracts

Except as set forth in Item 6 (Take or Pay Contracts) of the Disclosure Schedule, no Obligor will enter into or be a party to any arrangement for the purchase of materials, supplies, other property or services if such arrangement by its express terms requires that payment be made by such Obligor regardless of whether or not such materials, supplies, other property or services are delivered or furnished to it. For the avoidance of doubt, nothing in this Clause shall prohibit any Obligor from entering into any Project Risk Management Agreement.

12.26	Mergers, etc

No Obligor will enter into any amalgamation, demerger, merger or reconstruction except as may be consented to by all the Lenders.

12.27	Asset Dispositions, etc

No Obligor will, and Bema will not permit any Group Member to, sell, transfer, lease or otherwise dispose of any of, or grant options, warrants or other rights with respect to, any of its assets (including accounts receivable) to any person, unless:

(a)

in the case of the Borrower, such disposal is of Production made in the ordinary course of business under the terms of the Sales Agency Agreement and Offtake Agreement or otherwise pursuant to arrangements which are satisfactory to the Required Lenders acting in their reasonable discretion;

	(b)	in the case of any other Group Member which is producing output from mining activities, such disposal is of such output made in the ordinary course of business;

	(c)	such disposal is of obsolete assets which are no longer used or required by the relevant Group Member or of assets which are to be replaced; or

(d)

such disposals (excluding, however, assets disposed of pursuant to clause (a), (b) or (c)) are made on arm's length terms for fair market consideration and for consideration which does not, in any calendar year, exceed ** in aggregate amount for all such Group Members, or ** aggregate amount for the Borrower, BCK Ventures, Kupol Cyprus and White Ice.

All cash proceeds received by the Borrower in connection with any transaction permitted to be entered into by it pursuant to this Clause shall be deposited into the Project Accounts as set forth in greater detail in Clause 6.

12.28	Transactions with Affiliates

No Obligor will, and Bema will not permit any Group Member to, enter into, or cause, suffer or permit to exist:

	(a)	any arrangement or contract pursuant to which any indebtedness is extended by such Group Member to any of its affiliates as obligor;

(b)

any arrangement or contract with any of its affiliates of a nature customarily entered into by persons which are affiliates of each other (including management or similar contracts or arrangements relating to the allocation of revenues, taxes and expenses or otherwise) requiring any payments to be made by any Group Member to any affiliate unless such arrangement is fair and equitable to such Group Member; or

(c)

any other transaction, arrangement or contract with any of its other affiliates which would not be entered into by a prudent person in the position of such Group Member with, or which is on terms which are less favourable to such Group Member than are obtainable from, any person which is not one of its affiliates;

provided, however, that nothing in this Clause shall prevent, or be deemed to prevent:

(x)

the incurrence and repayment by any Group Member of Approved Subordinated Indebtedness or any other indebtedness permitted to be outstanding to any other Group Member permitted to be incurred and/or repaid pursuant to the terms of this Agreement;

(y)

the repayment of Approved Subordinated Indebtedness, or return of Capital Contributions, by the Borrower to any Guarantor in each case as permitted to be made pursuant to the proviso to Clause 12.24; or

	(z)	the making of any loan by the Borrower to the Risk Management SPV in the circumstances referred to in Clause 12.7(f)(ii).

12.29	Restrictive Agreements, etc.

No Obligor will, and Bema will not permit any Group Member to, enter or maintain into any agreement (excluding this Agreement, the other Finance Documents, the Note Purchase Agreement and any agreement referred to in Item 7 (Negative Pledges) of the Disclosure Schedule) prohibiting the:

(a) creation or assumption of any lien upon its properties, revenues or assets, whether now owned or hereafter acquired; or

(b) ability of such Obligor to amend or otherwise modify this Agreement or any other Operative Document to which it is a party;

provided, however, that this Clause shall not apply to any instrument relating to any indebtedness permitted to be incurred by any Group Company pursuant to Clause 12.20(i), 12.20(l), 12.20(m), 12.20(o), 12.20(q) and 12.20(r) to the extent that such instrument contains any prohibition of the nature referred to in clause (a) or (b) with respect to such Group Company (and not, for the avoidance of doubt, with respect to any other Group Company).

12.30	Inconsistent Agreements

No Obligor will, and Bema will not permit any Group Member to, enter into any agreement containing any provision which would be violated or breached by the making of the Loans hereunder or the Loan Agreements or by the performance by such Obligor of its obligations hereunder or under any Finance Document.

12.31	Project Documents and Junior Loan Agreement

Without prejudice to Clause 12.32, no Obligor will, and Bema will not permit any Group Member to, agree to any amendment or modification to, or waiver of, any material provision of any Project Document to which it is a party in a manner which is in any way adverse to such Obligor or Group Member. No Obligor will agree to any amendment or modification to, or waiver of, any provision of the Junior Loan Agreement.

12.32	Actions and Performance under Project Documents

No Obligor will, and Bema will not permit any Group Member to, take or refrain from taking any action under any of the Project Documents which would have a material adverse effect on:

(a)

the ability of the Borrower to develop and operate the Kupol Project in accordance with the Development Plan and achieve Mechanical Completion by no later than 30 September 2008, and Economic Completion by no later than 1 June, 2009;

(b) any collateral subject to any Security Agreement and the perfection and priority of the liens granted or purported to be granted therein; or

(c) the ability of such Obligor to pay and perform its Obligations.

Each Obligor will, and Bema will cause each Group Member to, perform each of its material obligations contained in each Project Document to which it is a party in the manner contemplated by such Project Document.

12.33	Bank Accounts

The Borrower shall not open any bank account or maintain any similar deposit arrangement or maintain any balance in any bank account or in respect of such arrangement other than the Project Accounts except with the prior written consent of the Principal Facilities Agent (such consent not to be unreasonably withheld but to be deemed to have been reasonably withheld if any such account shall not be subject to a first priority perfected lien (or, in the case of any account located in Russia, a lien similar to that contemplated by the Borrower Security Agreement (Russian Accounts)) in favour of the Finance Parties).

12.34	Royalties

The Borrower will not enter into or permit to be subsisting, any agreement relating to the granting of royalties or net profits interests other than as set forth in the royalty agreements listed in Item 3 (Royalty Agreements) of the Disclosure Schedule.

12.35	Acquisitions

No Obligor will, and Bema will not permit any Group Member to, acquire any asset other than (a) assets acquired in connection with the day to day administration of the affairs of such company, (b) assets acquired with the proceeds of any Capital Expenditure permitted to be made pursuant to Clause 12.22, (c) exploration assets acquired through the issue of shares by Bema to the vendor of such exploration assets where the aggregate total consideration payable (or deemed payable) in connection therewith does not exceed an aggregate amount of ** in any calendar year, (d) the acquisition by Bema of an interest in the Cerro Casale Project from Placer Dome Inc. on the financial terms involving the gold payment option (and not, for the avoidance of doubt, the cash payment option) described in the press release (entitled "Bema, Arizona Star and Placer Dome reach agreement in principle on Cerro Casale") issued by Bema on October 26, 2005, and (e) assets (other than assets acquired pursuant to clause (a) to (d)) where the aggregate total consideration payable (or deemed payable) in connection therewith does not exceed an aggregate amount of ** in any calendar year.

**

12.37	Required Equity Make-Up Contribution Cash

Bema will not, at any time while any Senior Lender shall be under any Commitment to make Senior Loans, use the Required Equity Make-Up Contribution Cash for any purpose other than the funding of Equity Make-Up Contributions.

13.	EVENTS OF DEFAULT

13.1	Events of Default

The term "Event of Default" shall mean any of the events set forth in this Clause.

	(a)	Non-Payment of Obligations:

Any Obligor:

		(i)	shall default in the payment, repayment or prepayment when due of any principal amount of or interest on any Loan unless:

			(A)	such Obligor's failure to pay is caused by:

				(x)	administrative or technical error; or

				(y)	a Disruption Event; and

			(B)	payment is made within three (3) Business Days of its due date; or

		(ii)	shall default in the payment when due of any other Obligation (and such default shall continue unremedied for a period of five (5) Business Days).

	(b)	Non-Performance of Certain Covenants: Any Obligor shall default in the due performance and observance of any of its obligations under:

		(i)	Clause 12.3, 12.8, 12.12 or 12.19 to 12.36 inclusive;

		(ii)	Clauses 2 to 5 of the Subordination Agreement;

		(iii)	Clause 2 or 6 of the Bema Guarantee;

		(iv)	Clause 2 of each Guarantee other than the Bema Guarantee; or

(v)

Clause 6 of any of the Borrower Security Agreement (Movable Property Pledge), the Borrower Security Agreement (Immovables Mortgage), the Kupol Cyprus Security Agreement (Share Pledge), the CVL Security Agreement (Share Pledge) or the Borrower Security Agreement (Goods and Rights Pledge).

(c)

Non-Performance of Other Obligations: Any Obligor, any Russian Insurer or the Russian Sales Agent shall default in the due performance or observance of any term, condition, covenant or agreement contained herein or in any other Finance Document executed by it (other than a default referred to in Clause

13.1(a) or 13.1(b)), and, if capable of cure or remedy, such default shall continue unremedied for a period of fifteen (15) Business Days.

(d)

Breach of Representation or Warranty: Any representation or warranty of any Obligor, any Russia Insurer or the Russian Sales Agent made hereunder or under any other document executed by or on behalf of such Obligor, such Russia Insurer or the Russian Sales Agent to any Finance Party for the purposes of or in connection with this Agreement or any Finance Document is or shall be incorrect in any material respect when made.

**

(f)	Bankruptcy, Insolvency, etc.:

(i) any Group Member (excluding the Petrex Project Companies) is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment, rescheduling, moratorium, composition, administration or arrangement of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors; or

(ii)

any Group Member (excluding the Petrex Project Companies), or any other person, takes any action, or other steps is taken or legal proceeding is started, for the winding-up, dissolution, reorganisation moratorium, composition, administration or arrangement of such Group Member or for the appointment of an examiner, receiver, liquidator, administrator, administrative receiver, manager or similar officer for it or of any or all of its assets and, if such action, step or legal proceeding is not taken by such Group Member, such action, step or legal proceeding is acquiesced in by such person or shall result in the entry of an order for relief or shall remain for thirty (30) days undismissed; or

(iii)

any action, step or proceeding similar to those described in clause f(i) or (ii) shall occur with respect to, or be initiated by or against, any Group Member (excluding the Petrex Project Companies) in any jurisdiction and, if such action, step or proceeding similar to those described in clause (f)(ii) is not taken by such Group Member, such action, step or proceeding is acquiesced in by such person or shall result in the entry of an order for relief or shall remain for thirty (30) days undismissed.

(g)	Required Risk Management Agreements

Any default shall occur under any Required Risk Management Agreement or any Required Risk Management Agreement shall terminate (other than in accordance with its terms) or cease in whole or in part to be the legal, valid and binding obligation of any party thereto; provided, however, that (with respect to any such default, termination or cessation arising as a result of any action taken by, or event occurring with respect to, any party to such Required Risk Management Agreement other than an Obligor) in the event that the Borrower shall have made arrangements within five (5) Business Days after such default, termination or cessation satisfactory to the Required Lenders with respect to the replacement of any such Required Risk Management Agreement in accordance with Clause 12.7 and on substantially similar economic terms and benefits (or on such other terms or benefits as may be satisfactory to the Required Lenders) then no Event of Default shall be deemed to have occurred pursuant to this Section.

(h)	Impairment of Finance Documents:

(i)

This Agreement or any other Finance Document shall terminate (other than in accordance with its terms) or cease in whole or part to be the legal, valid, binding and enforceable obligation of any party thereto;

	(ii)	any party shall, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Finance Document; or

	(iii)	any lien securing any Obligation shall, in whole or in part, cease to be a perfected lien which, except as referred to in Clause 9.3(b) ranks first in priority.

(i)	Abandonment; Mining Rights:

(i)

The Borrower shall abandon all or any significant portion of its interest in the Kupol Project or any Project Assets owned by it or surrender, cancel or release, or suffer any termination or cancellation of any of its rights or interest in the Kupol Project or the Project Assets, other than as (A) specifically permitted by this Agreement and each other Finance Document or (B) as the Borrower shall have evidenced to each Lender's reasonable satisfaction is not required in connection with the Kupol Project.

	(ii)	Any person other than the Borrower shall acquire Mining Rights in respect of all or any portion of properties relating to the Kupol Project.

(j)

Judgments: Any judgment or order for the payment of money which is, individually or in the aggregate with respect to all Group Members (excluding the Petrex Project Companies), in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency), shall be rendered against any Group Member (excluding the Petrex Project Companies), and either:

	(i)	enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

	(ii)	there shall be any period of ten (10) consecutive Business Days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(k)	Political Risk, Expropriation, etc.:

	(i)	Either:

(A)

any Political Risk Insurance previously obtained by any Covered Senior Lender shall cease to be in full force and effect (other than as a result of any act or omission of any Covered Senior Lender); or

(B)

as a result of any act or omission by any Obligor or any affiliate of any thereof, the political risk insurer thereunder shall not be liable to pay a claim thereunder which it would otherwise have been liable to pay;

	(ii)	any risk or event covered by any Political Risk Insurance then in effect shall occur; or

(iii)

any Governmental Agency or other person purporting to be, or acting as, any Governmental Agency condemns, nationalises, seizes or otherwise expropriates all or any substantial part of the property or other assets of any Group Member or of its share capital or other ownership interests, or assumes custody or control of such property or other assets or of the business or operations of any Group Member or implements any regulation or law with respect to the remission of funds offshore, taxation or any other matter affecting such property or other assets or share capital or other ownership interests and such condemnation, nationalisation, seizure, expropriation, assumption or action is not withdrawn, rescinded, reversed, or in the case of any such action with respect to property or assets, the same are not replaced with equivalent property or assets within thirty (30) days.

(l)	Materially Adverse Effect: Any event shall occur, or any condition shall exist, which, in either case, constitutes a Materially Adverse Effect.

(m)	Change in Control, etc.:

	(i)	any Change in Control shall occur; or

	(ii)	at any time on or prior to the Economic Completion Date, the common shares of Bema shall cease to be listed on the Toronto Stock Exchange or the American Stock Exchange;

provided, however, that at any time after the Economic Completion Date no Change in Control shall be deemed to have occurred as a result of an acquisition of the nature described in clause (h) of the definition of such term if, in the reasonable opinion of the Required Lenders, such acquisition would not have an adverse impact on (A) the financial condition or prospects of Bema and the other Group Members on a consolidated basis, (B) the continuity of the present management at Bema, and (C) the ability of Bema to effectively manage a mining project located in Russia.

(n)

Project Documents not in full force and effect: Any Project Document shall cease to be in full force and effect, or a Project Contractor shall have defaulted in the performance of its obligations thereunder, in either case in a manner which is likely to have a materially adverse effect in the performance of any of the material obligations of a Project Contractor under the Project Document to which it is a party, and such default shall not have been remedied within the time prescribed under the relevant Project Document; provided, however, that no Event of Default shall be deemed to have occurred pursuant to this clause (n) if:

(i)

the Borrower shall have appointed a relevant substitute Project Contractor, of international repute and of at least equivalent credit standing in order to perform similar services to those contained in the relevant Project Document (and the Borrower shall have entered into an agreement (or binding heads of terms sufficient to allow occupation of premises and commencement of services)) with such substitute Project Contractor containing similar terms and conditions to those contained in the relevant Project Document); or

(ii)

the Borrower shall be developing the Kupol Project on an interim basis in a manner which will enable the Kupol Project to be developed as contemplated by the Development Plan and shall have made provision for the appointment of a substitute Project Contractor, acceptable to the Required Lenders in their reasonable discretion to perform such services within thirty (30) days of the occurrence of such inability to perform or termination (or (A) in the case of any such event occurring prior to the Economic Completion Date, within sixty (60) days of such occurrence; or (B) in the case of the Construction Contract, within such longer period as the Technical Agent (acting in consultation with the Independent Engineer) shall, in its reasonable discretion, have determined would not adversely impact the development of the Kupol Project in a manner which is consistent with this Agreement and the Operative Documents).

(o)

Failure to Reach Certain Milestones: The Mechanical Completion Date shall not have occurred on or prior to 30 September, 2008 or the Economic Completion Date shall not have occurred on or prior to 1 June, 2009.

(p)

Approvals: Any Approval which is, in the reasonable opinion of the Principal Facilities Agent, required for the Kupol Project or otherwise relevant to the conduct of the business of the Borrower or the performance of any obligations of any Obligor under any Operative Document executed by it (including, for the avoidance of doubt, the Mining License) shall be denied or withdrawn or shall cease to remain in full force and effect or shall otherwise be materially impaired.

(q)

Cease to Carry on Business: Any Obligor ceases, is restrained from or threatens to cease, to carry on its business or a substantial part thereof in the ordinary course, (including, in the case of the Borrower, the Kupol Project) and in the case of any restraint caused by a person other than the relevant Obligor, such Obligor does not recommence its business as aforesaid within thirty (30) days (and, for the avoidance of doubt, the Borrower shall be deemed to have ceased to carry on the Kupol Project in the ordinary course if it suffers a loss of all or substantially all of its assets)

(r)

Gokhran Waiver: The waiver by Gokhran of its pre-emptive right to purchase Production delivered pursuant to Clause 8.1(d)(i)(B) shall cease to be in full force and effect and/or, as the case may be, shall not be extended.

(s)

Project Capital Cost Overruns: Any Project Capital Cost Overrun in excess of those referred to in Clauses 12.6(b)(i) to 12.6(b)(iii) shall be incurred or shall be projected to be incurred; provided, however, that no Event of Default shall occur under this clause (s) if (i) to the extent the Cash Flow Schedule is required to be revised pursuant to Clause 1.8, the Required Lenders shall have consented to a revised Cash Flow Schedule reflecting such Project Capital Cost Overrun; and (ii) Bema shall have illustrated to the reasonable satisfaction of the Required Lenders that it is capable of funding such Project Capital Cost Overrun.

13.2	Action if Bankruptcy

If any Event of Default described in Clause 13.1(f) shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all outstanding Senior Loans and all other Senior Obligations (excluding, however, unless express instructions to the contrary are received from the relevant Senior Lender, Senior Obligations in respect of any Risk Management Agreement to which any Lender is a party) shall automatically be and become immediately due and payable, without notice or demand.

13.3	Action if Other Event of Default

If any Event of Default (other than any Event of Default described in Clause 13.1(f)) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Principal Facilities Agent may, and, if so instructed by the Required Senior Lenders (but not otherwise) shall, upon notice or demand to the Borrower, declare all or any portion of the outstanding principal amount of the Senior Loans to be due and payable and any or all other Senior Obligations (excluding, however, unless express instructions to the contrary are received from the relevant Senior Lender, Obligations in respect of any Risk Management Agreement to which any Senior Lender is a party) to be due and payable (and/or, in each such case, to be payable on demand) and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the relevant unpaid principal amount of the Loans and any and all other Senior Obligations which shall be so declared due and payable shall be and become immediately due and payable (or, in the case of any such Obligations placed on demand, immediately payable on demand by the Principal Facilities Agent on the instructions of the Required Senior Lenders), without further notice, demand, or presentment, and/or, as the case may be, the Commitments shall terminate.

13.4	Junior Loans

The ability of the Junior Lender to accelerate the payment of any Junior Loan upon the occurrence of any Event of Default shall, subject always to the provisions of Clause 16, be as set forth in the Junior Loan Agreement.

13.5	Event of Default after Economic Completion Date

No Event of Default shall have, or shall be deemed to have, occurred in the event that:

(a)

any of the events referred to in Clause 13.1(f) or 13.1(m) shall have occurred with respect to any Group Member other than the Borrower, White Ice, Kupol Cyprus, CVL, the Risk Management SPV, Bema or BCK Ventures at any time on or after the Economic Completion Date; or

(b)

any of the events referred to in Clause 13.1(e), 13.1(j) or 13.1(l) shall have occurred with respect to any Group Member other than the Borrower, White Ice, Kupol Cyprus, CVL, the Risk Management SPV or BCK Ventures at any time on or after the Economic Completion Date.

14.	THE FACILITIES AGENTS AND THE MLA'S

14.1	Appointment

Each of the Senior Lenders hereby:

(a) appoints each Facilities Agent as its agent in connection herewith; and

(b)

authorises each Facilities Agent to exercise such rights, powers and discretions as are specifically delegated to such Facilities Agent by the terms of the Finance Documents together with all such rights, powers and discretions as are reasonably incidental thereto;

provided, however, that in the case of the Insurance Agent as such appointment and authorisation relates to the Political Risk Insurance such appointment and authorisation shall be by the Covered Tranche B Senior Lenders only.

Each Facilities Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

14.2	Reliance, etc

Each Facilities Agent may:

(a) assume that:

(i) any representation made by any Obligor in connection with any Finance Document is true;

(ii) no Default has occurred; and

(iii) no Obligor is in breach of or in default of its obligations under any Finance Document to which it is a party unless, in each such case, such Facilities Agent has actual knowledge or actual notice to the contrary;

(b)

assume that the Dollar Lending Office of each Senior Lender is that specified on the signature pages attached hereto (and, in the case of a transferee of any Senior Lender, as specified to such Facilities Agent by the transferee of such Senior Lender at the time of making such transfer) until it has received from any Senior Lender a notice designating some other office of such Senior Lender to replace its Dollar Lending Office and may act upon any such notice until the same is superseded by a further such notice;

(c)

engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may seem necessary, expedient or desirable to it (including the Independent Engineer and the Insurance Consultant) and rely upon any advice so obtained;

	(d)	rely as to any matters of fact which might reasonably be expected to be within the knowledge of any Obligor upon a certificate signed by or on behalf of such Obligor;

	(e)	rely upon any communication or document believed by it to be genuine;

(f)

refrain from exercising any right, power or discretion vested in it as an agent under any Finance Document unless and until instructed by the Required Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)

in the absence of instructions from the Required Senior Lenders (or, if appropriate, all the Senior Lenders) or in the case of emergency where such Facilities Agent is not able to obtain such instructions in a timely manner, act (or refrain from taking action) as it considers to be in the best interests of the Senior Lenders;

(h)

refrain from acting in accordance with any instructions of the Required Senior Lenders to begin any legal action or proceeding arising out of or in connection with any Finance Document until it shall have received such security and/or further indemnities as it may require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees and expenses on a full indemnity basis) and liabilities which it will or may expend or incur in complying with such instructions;

(i)

hold or place any Finance Document and any document coming into its possession or control pursuant thereto in safe custody with any bank or other person whose business includes the safe custody of documents or with a lawyer or firm of lawyers in any part of the world, without responsibility to any Finance Party for any loss incurred by reason of any action or inaction on the part of any such person or for the supervision of any such person and may pay all sums required to be paid on account of or in respect of the foregoing; and

(j)

in the case of the Principal Facilities Agent, give instructions and directions to each Securities Representative in a manner consistent with the provisions of this Agreement (including the foregoing provisions of this Clause).

14.3	Actions

Each Facilities Agent shall:

	(a)	promptly forward to a Party the original or a copy of any document which is delivered to such Facility Agent for that Party by any other Party;

(b)

if such Facilities Agent receives a notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, promptly notify the other Finance Parties thereof;

	(c)	save as otherwise provided herein, act as agent under any Finance Document to which it is a party in accordance with any instructions given to it by the

Required Senior Lenders, which instructions shall be binding on all of the Senior Lenders; and

	(d)	if so instructed by the Required Senior Lenders, refrain from exercising any right, power or discretion vested in it as agent under any Finance Document to which it is a party.

14.4	Limitation on Actions

Notwithstanding anything to the contrary expressed or implied in any Finance Document, no Facilities Agent shall:

	(a)	be bound to enquire as to:

(i) whether or not any representation made by any Obligor in connection with any Finance Document is true;

(ii) the occurrence or otherwise of any Default;

(iii) the performance by any Obligor of its obligations under any Finance Document; or

(iv) any breach of, or default by any Obligor of, its obligations under any Finance Document;

	(b)	be bound to account to any Finance Party for any sum or the profit element of any sum received by it for its own account;

(c)

be bound to disclose to any other person any information relating to any Obligor or any affiliate of any thereof if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any person; or

	(d)	be under any fiduciary duty towards any Finance Party or under any obligations other than those for which express provision is made in the Finance Documents.

14.5	Indemnification by Senior Lenders

Each Senior Lender (or, in the case of any indemnity in favour of the Insurance Agent as the same relates to the Insurance Agent's activities in connection with Political Risk Insurance, each Covered Tranche B Senior Lender) shall, from time to time on demand by each Facilities Agent, indemnify such Facilities Agent in the proportion of such Senior Lender's Percentage at the time of such demand, against any and all reasonable costs, claims, expenses (including legal fees) and liabilities which such Facilities Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as such Facilities Agent under the Finance Documents (including, in the case of the Insurance Agent, any fee, expense or other amount paid under or in connection with any Political Risk Insurance).

14.6	Exculpation

(a)

Neither any Facilities Agent nor any MLA accepts any responsibility for the accuracy and/or completeness of any information supplied by or on behalf of any Group Member in connection with any Finance Document or for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and neither any Facilities Agent nor any MLA shall be under any liability as a result of taking or omitting to take any action in relation to any Finance Document (including any such action taken or omitted to be taken prior to the Effective Date in connection with the arrangement and implementation of the financing facilities contemplated by the Finance Documents), save in the case of gross negligence or wilful misconduct.

(b)

In the event that the named insured on the policy of Political Risk Insurance maintained in connection with this Agreement shall be the Insurance Agent, the Insurance Agent shall not be under any liability whatsoever for any invalidation, cancellation or avoidance of any cover provided by such policy or any direct or indirect loss suffered by any Covered Senior Lender due to such invalidity, cancellation or avoidance, except in respect of the Insurance Agent's gross negligence or wilful misconduct.

14.7	Waiver

Each of the Finance Parties agrees that it will not assert or seek to assert against any director, officer, employee, agent or adviser of any Facilities Agent or any MLA any claim it might have against a Facilities Agent or a MLA in respect of the matters referred to in Clause 14.6.

14.8	Banking Activities

Each of the Facilities Agents and the MLA's may accept deposits from, lend money to and generally engage in any kind of banking or other business with, any Group Member.

14.9	Resignation and Replacement

(a)

In addition to the ability to resign referred to in Clause 14.20, any Facilities Agent may resign as such at any time upon at least thirty (30) days prior notice to the Borrower and all the Lenders; provided, however, that, no such resignation under this Clause shall be effective unless a successor to it as the relevant Facilities Agent is appointed in accordance with this Clause. Following delivery of any such notice of resignation, the Required Senior Lenders may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), at any time upon fifteen (15) days notice to the relevant Facilities Agent and the Borrower, appoint another Senior Lender as the successor relevant Facilities Agent which shall thereupon become the relevant Facilities Agent hereunder. If no successor relevant Facilities Agent shall have been so appointed by the Required Senior Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring relevant Facilities Agent's giving notice of resignation, then the retiring relevant Facilities Agent may, on behalf of the Finance Parties, appoint (with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed)) a successor relevant Facilities Agent, which shall be one of the Senior Lenders or another reputable and experienced banking or financial institution.

(b)

If any Facilities Agent shall default in, or commit any act of negligence or wilful misconduct in connection with, the performance of any of its material duties under any Finance Document then the Required Lenders may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), at any time upon fifteen (15) days notice to such Facilities Agent and the Borrower, appoint another Senior Lender (which shall be one of the Senior Lenders or another reputable and experienced banking or financial institution) as a replacement Facilities Agent which shall thereupon become the relevant Facilities Agent hereunder.

	(c)	No consent of the Borrower to any change of any Facilities Agent pursuant to clause (a) or (b) shall be required at any time when any Default shall have occurred and be continuing.

14.10	Discharge

If a successor to any Facilities Agent is appointed (or deemed appointed) under the provisions of Clause 14.9 or 14.20, then:

(a)

the retiring Facilities Agent shall be discharged from any further obligations under the Finance Documents but shall remain entitled to the benefit of the provisions of this Clause 14 and of Clauses 18.3 and 18.4; and

	(b)	its successor and each of the other Parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party hereto.

14.11	Credit decisions

It is understood and agreed by each Finance Party that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of each Group Member and, accordingly, each Finance Party warrants to each of the Facilities Agents and the MLA's that it has not relied and will not hereafter rely on the Facilities Agents or the MLA's:

(a)

to check or enquire on its behalf into the adequacy, accuracy or completeness of either information provided by or on behalf of any Group Member in connection with this Agreement or any other Finance Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter circulated to such Finance Party by a Facilities Agent or an MLA); or

	(b)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any Group Member.

14.12	The Facilities Agents and the MLA's

In acting as a Facilities Agent or as an MLA, each such Finance Party shall be treated as a separate entity from any other division of such Finance Party (or similar units of such Finance Party in any subsequent reorganisation) or its affiliates and, without limiting the generality of the foregoing, in the event that any of such Finance Party's divisions (or similar units) or affiliates should act for any Group Member in an advisory capacity in relation to any other matter, any information given by any Group Member to such divisions (or similar units) or affiliates for the purposes of obtaining advice shall be treated as confidential and shall not be available to the other Finance Parties without the consent of the Borrower; and notwithstanding anything to the contrary expressed or implied herein and without limiting the generality of the foregoing, such Finance Party shall not as between itself and the other Finance Parties be bound to disclose to any other Finance Party or other person any information supplied by any Group Member to such Finance Party in its capacity as a Facilities Agent or an MLA hereunder which is identified by such Group Member at the time of supply as being unpublished price sensitive information relating to a proposed transaction by a Group Member to such Finance Party and supplied solely for the purpose of evaluating in consultation with such Finance Party in its capacity as advisor whether such transaction might require a waiver or amendment to any of the provisions contained in any Finance Document.

14.13	Interpretation

As used in this Clause, "actual knowledge" and "actual notice" of the Facilities Agents and the MLA's means actual knowledge or notice of those officers of a Facilities Agent, or, as the case may be, an MLA, from time to time responsible for the performance by a Facilities Agent, or, as the case may be, an MLA, of its obligations under the Finance Documents.

14.14	Principal Facilities Agent to Conduct Proceedings

The Principal Facilities Agent shall (subject, in the case of the enforcement of any security granted by any Security Agreement, to Clause 15) have the sole conduct of any action or proceedings to be taken on behalf of the Senior Lenders upon the happening of an Event of Default and no Senior Lender shall (unless the Principal Facilities Agent otherwise requests) take any action by itself or in conjunction with any other Senior Lender or any other person to enforce the terms of any of the Finance Documents or to terminate the same. If any Senior Lender notifies the Principal Facilities Agent that it wishes to take action as aforesaid, the Principal Facility Agent shall refer the same to the Senior Lenders for decision in accordance with Clause 14.16. Notwithstanding anything to the contrary hereunder, the Principal Facilities Agent shall not:

(a) formally initiate any legal action or proceedings hereunder against any Obligor on behalf of any Senior Lender without the prior written consent of such Senior Lender; or

(b) exercise on behalf of any of the Senior Lenders any of their rights or remedies hereunder or under the Security Agreements unless it has been instructed to do so in writing by such Senior Lenders.

14.15	Decisions by the Senior Lenders

Except to the extent otherwise provided in any Finance Document, in any case where the materiality of any matter, event or consequence is in question, any Facilities Agent shall be entitled (but not bound) to determine the same without reference to the Senior Lenders. Any acknowledgement given by any Facilities Agent to any Obligor that any matter, event or consequence is not material shall be binding on the Senior Lenders.

Each Facilities Agent shall, unless it reasonably considers the matter in question not to be material, be bound (and shall in any event be entitled) to notify to the Senior Lenders any question relating to the exercise by such Facilities Agent of any discretion, or to the giving or withholding by it of any approval or waiver, or of any matter dependent on its opinion, for any purposes under the Finance Documents.

14.16	Manner of Reference to Senior Lenders

Whenever any Facilities Agent refers any question to the Senior Lenders for any of the purposes of this Clause it shall:

(a) do so in writing; and

(b) state a time (being reasonable in all the circumstances) within which each Senior Lender is to give directions as aforesaid.

If not all the Senior Lenders reply to such Facilities Agent within the required time as aforesaid (or such longer time as such Facilities Agent may allow) then the percentage referred to in the definition of Required Senior Lenders shall be deemed to refer to the percentage of the aggregate shares of the Senior Lenders who have so replied.

14.17	Know Your Customer Checks

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii) any change in the status of any Obligor after the date of this Agreement; or

(iii) a proposed assignment or transfer by a Senior Lender of any of its rights and obligations under this Agreement to an entity that is not a Senior Lender prior to such assignment or transfer;

obliges any Representative or any Senior Lender (or, in the case of clause (a)(iii), any prospective new Senior Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of any Representative or any Senior Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Principal Facilities Agent (for itself or on behalf of any other Representative or any Senior Lender) or any other Representative or any Senior Lender (for itself or, in the case of the event described in clause (a)(iii), on behalf of any prospective new Senior Lender) in order for the Principal Facilities Agent, such other Representative or such Senior Lender or, in the case of the event described in clause (a)(iii), any prospective new Senior Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar identification procedures under all applicable laws and regulations applicable to the transactions contemplated by this Agreement.

(b)

To the extent permitted by the applicable law of the relevant Senior Lender, each Senior Lender shall promptly upon the request of the Principal Facilities Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Principal Facilities Agent (for itself) in order for the Principal Facilities Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar identification procedures under all applicable laws and regulations applicable to the transactions contemplated by this Agreement.

14.18	No fiduciary duties

(a) Except, and to the extent, expressly set forth herein or in any Security Agreement, nothing in this Agreement constitutes any Facilities Agent as a trustee or fiduciary of any other person.

(b) No Facilities Agent shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

14.19	Role of the MLA's

Except as specifically provided in the Finance Documents, the MLA's have no obligations of any kind to any other Party under or in connection with the Finance Documents.

14.20	No appointment by Junior Lender

For the avoidance of doubt the appointment of the Facilities Agents as agents hereunder shall be an appointment by the Senior Lenders only and the Facilities Agents shall not have, and shall not be deemed to have, any agency or similar relationship with the Junior Lender and shall not, except as expressly set forth in this Agreement, have any duties or obligations to the Junior Lender. Upon the occurrence of the Senior Obligations Discharge Date, each of the Facilities Agents shall be under no further duty or obligation hereunder or under any other Finance Document and shall, immediately and without further action, be deemed to have resigned and been replaced in their capacity as the Facilities Agents by the Junior Lender. The Junior Lender shall enter into such further instruments as each Facilities Agent might reasonably require in order to give full force and effect to the resignation and replacement referred to in the immediately preceding sentence. If the Junior Lender shall become a Facilities Agent pursuant to this Clause it shall not act as agent for any other Party.

15.	SECURITY AND PROVISIONS RELATING TO THE SECURITY REPRESENTATIVES

15.1	Form and beneficiaries of security

Each of the Finance Parties undertakes to ensure that any and all security or liens now or hereafter held or obtained from any person for or in respect of any Obligations due, owing or incurred to it shall be constituted by the Security Agreements and the Guarantees and shall be held by the relevant Security Representative for the joint benefit of all the Finance Parties in accordance with their respective priority entitlements set out in this Agreement and the other Finance Documents.

15.2	Priority of security

	(a)	Each of the Parties agrees that, notwithstanding:

		(i)	any other term of this Agreement or any other Finance Document; or

		(ii)	the date on which any thing is or was done or was omitted to be done under or in relation to any or all of the Finance Documents; or

		(iii)	any rule of applicable law or equity, or

		(iv)	the respective dates of execution and (where applicable) registration of each of the Finance Documents; or

(v)

that any Finance Party may have had notice of any of the security interests constituted by any of the Finance Documents at the time of the granting of any security by any Obligor or any other Party in favour of that Finance Party; or

		(vi)	any other matter whatsoever,

it is agreed between each of the Finance Parties that the security constituted by each of the Security Agreements and the Guarantees in favour of that Finance Party shall rank between themselves such that all repayments of the Obligations from the proceeds of enforcement of any such Security Agreement shall be applied in accordance with the provisions of Clause 15.15.

(b)

Each of the Finance Parties shall, to the extent necessary to give effect to the provisions of this Article account to each other (through, in the case of the Senior Lenders, the Principal Facilities Agent) for any proceeds of enforcement of the security constituted by the Security Agreements and the Guarantees to the extent they receive the same.

15.3	Modification of Security Agreements and Guarantees

Subject to Clause 18.1:

(a)

Each Security Representative may and is hereby authorised by the other Finance Parties at any time and from time to time, acting on the directions of the Principal Facilities Agent to agree with any of the Obligors any amendment, waiver, variation, modification or consent to the Security Agreements or the Guarantees to which it is a party;

(b)

in acting pursuant to clause (a), as between each Security Representative and the other Finance Parties, each Security Representative shall be entitled to assume when acting in accordance with any directions of the Principal Facilities Agent that the relevant amendment, waiver, variation, modification or consent has been duly authorised by the relevant Finance Parties in accordance with this Agreement;

(c)

the Principal Facilities Agent may and is hereby authorised by the Lenders at any time and from time to time to agree with any of the Obligors any amendment, waiver, variation, modification or consent to or in connection with any Security Agreement or Guarantee (and to give any appropriate directions to the Security Representatives pursuant to clause (a)) which in the reasonable opinion of the Principal Facilities Agent it is proper to make, provided the Principal Facilities Agent is also of the reasonable opinion that (i) such amendment, waiver, variation, modification or consent will not be prejudicial to the Finance Parties' interests other than in any immaterial aspect and (ii) such amendment, waiver, variation, modification or consent is of a formal, minor or technical nature or is intended to correct a manifest or proven error;

(d)

any amendment, waiver, variation, modification or consent referred to in clauses (a) or (c) may be made on such terms and subject to such conditions (if any) as the Principal Facilities Agent and the relevant Security Representative and any of the counterparties thereto may agree and shall be binding on all Finance Parties;

	(e)	each such amendment, waiver, variation, modification or consent shall be notified to the Finance Parties as soon as practicable thereafter;

(f)

subject to clause (c), and to the terms of the Finance Documents, as between the Principal Facilities Agent and the other Finance Parties, no amendment, waiver, variation, modification or consent required under the Security Agreements or the Guarantees (or any of them) or under this Agreement shall be made and no directions shall be given to any Security Representative, unless it is in accordance with Clause 18.1; and

(g)

for the purpose of clause (a), a certificate signed or countersigned by the Principal Facilities Agent, specifying it has been authorised by the Finance Parties shall be final and binding on all Parties.

15.4	Holding of Security

	(a)	Offshore Security Agreements and Guarantees – Declaration of Trust:

(i)

The Offshore Security Trustee hereby confirms that it will hold the relevant Security Property on trust for itself and the other Finance Parties and each of the other Finance Parties acknowledge such declaration of trust and agree that the Offshore Security Trustee shall be entitled to exercise all the rights, powers, discretions and benefits conferred on the Offshore Security Trustee by this Agreement and the Offshore Security Agreements in accordance with the provisions thereof;

(ii)

If for any reason it is not possible or practical for any lien to be created over any property or asset in favour of the Offshore Security Trustee or any other person who is a Party to this Agreement as set out herein, the Party requiring or receiving the benefit of such lien shall procure that any alternative security holder shall, as a condition precedent to its accepting any such lien, accept obligations mutatis mutandis identical an all material respects to those assumed by the Offshore Security Trustee and shall only enforce such lien in accordance with the instructions of the Principal Facilities Agent.

	(b)	Russian Security Agreements – Holding as Agent:

		(i)	The relationship of the Russian Security Agents and the Finance Parties shall be construed as one of principal and agent.

(ii)

Each Obligor and each Finance Party agree that each Russian Security Agent shall be the joint and several creditor (together with each relevant Finance Party) of each and every obligation of the Obligors towards each of the Finance Parties under the Finance Documents, and that accordingly each Russian Security Agent will have its own independent right to demand performance by the Obligors of those obligations. However, any discharge of any such obligation to one of either Russian Security Agent or the relevant Finance Party shall (without prejudice to the provisions of Clause 17.4) to the same extent, discharge the corresponding obligation owing to the other.

(iii)

Without limiting or affecting each Russian Security Agent's rights against the Obligors (whether under this Clause or under other provision of the Finance Documents), each Russian Security Agent agrees with each other Finance Party (on a joint and several basis) that, subject as set out in the next sentence, it will not exercise its rights as a joint creditor with a Finance Party except with the consent of the relevant Finance Party. Nothing in the previous sentence shall, in any way, limit either Russian Security Agent's right to act in the protection or preservation of rights or to enforce any Russian Security Agreement as contemplated by the Finance Documents (or to do any act reasonably incidental to any of the foregoing).

15.5	Entering into the Security Agreements and the Guarantees

Forthwith upon and from time to time following the execution of this Agreement, each Security Representative is authorised to and shall execute the Security Agreements and the Guarantees to which it is a party, provided they are in a form to which such Security Representative has no objection. Each other Finance Party hereby confirms that all such Security Agreements and Guarantees are approved by it.

15.6	Additional Security Agreements

(a)

Any additional instrument to be entered into in order effectively to create or confirm security or rights for the benefit of any of the Finance Parties shall be entered into solely by the relevant Security Representative and such Security Representative is hereby authorised to enter into such documents.

	(b)	Each Security Representative shall promptly following execution of any additional instrument as contemplated under clause (a), supply a copy to each of the other Finance Parties.

	(c)	No Security Representative shall have any liability to the other Finance Parties regarding the validity, enforceability or effect of any such instruments.

15.7	Safe custody

Each Security Representative is hereby authorised to and shall (subject to Clause 15.34) hold in safe custody all deeds and documents which may be deposited with such Security Representative pursuant to the Security Agreements and the Guarantees and, if thought fit by such Security Representative, to arrange for any stocks, shares or other securities to be registered in the name of such Security Representative or its nominee (but without being liable to the Finance Parties if such deeds and documents are not required to be deposited, or if such securities are not so registered).

15.8	Exercise of powers

	(a)	Each Security Representative is authorised:

(i)

to exercise all powers granted to it under the Security Agreements and the Guarantees to which it is a party, subject to and in accordance with the terms of this Agreement and the Security Agreements and the Guarantees;

(ii)

to discharge any security created by the Security Agreements or the Guarantees on such terms as it thinks fit, subject to obtaining directions from the Principal Facilities Agent in accordance with this Agreement; and

(iii)

to do all other things which are incidental to the rights, powers, discretions, duties, obligations and responsibilities given or imposed upon any Security Representative by this Agreement, the Security Agreements and the Guarantees.

(b)

The powers conferred upon the Offshore Security Trustee by this Agreement shall be in addition to any powers which may from time to time be vested in the Offshore Security Trustee by the general law and to any powers conferred by the Trustee Act 1925 of England and Wales.

(c)

No Security Representative shall be under any obligation or duty to take any action in relation to the Security Property unless and until directed to do so by the Principal Facilities Agent in accordance with Clause 15.9. Each Security Representative shall at any time be entitled to request directions from the

Principal Facilities Agent as to the manner in which it should exercise any right, power, authority or discretion and may refrain from acting until such directions have been received;

15.9	Directions to the Security Representatives

(a)

The Required Lenders may (through the Principal Facilities Agent) at any time and from time to time give directions (in the manner specified in clause (b)) to each Security Representative in relation to the exercise or non-exercise by such Security Representative of the trusts, rights, powers, duties, authorities or discretions conferred on such Security Representative pursuant to the Security Agreements and the Guarantees and under this Agreement.

(b)

Each Security Representative shall be entitled to assume when acting in accordance with any directions under this Clause of the Principal Facilities Agent that such directions have been approved by the Required Lenders.

(c)

No Security Representative shall (except as otherwise expressly provided in this Agreement or any of the Security Agreements or the Guarantees) be obliged or required to act in accordance with the directions of any Finance Party given otherwise than in accordance with clause (b) and each Security Representative shall be entitled to assume that the interests of each Lender are for all purposes in connection with the Security Agreements and the Guarantees represented by any such directions.

	(d)	Each Security Representative shall be obliged to act (subject as otherwise herein provided) in accordance with any directions given in accordance with clause (b).

(e)

Each Security Representative shall seek the directions of the Finance Parties (through the Principal Facilities Agent) in the manner provided in clause (b) whenever the directions, instructions or consent of any Finance Party is required pursuant to any provision of any of the Security Agreements, the Guarantees or this Agreement.

(f)

Nothing in this Section shall impair the right of any Security Representative, in its discretion, to take any action deemed proper by such Security Representative and which is not inconsistent with any instruction given in accordance with clause (b) and which it is entitled to take pursuant to this Agreement or any Finance Document.

15.10	Information

(a)

Each Finance Party shall, and is hereby authorised and directed by each Obligor to, provide to each Security Representative on request such information as each Security Representative may reasonably require to enable each Security Representative to perform its rights, powers, duties, functions, authorities and discretions under the Security Agreements, the Guarantees and hereunder.

(b)

Each Security Representative shall, and is hereby authorised and directed by each Obligor to, provide to (at the expense of the Obligors) each Finance Party, upon request, copies of all such documents and other written materials in the possession of such Security Representative regarding the Obligors in relation to the Security Agreements and the Guarantees as may reasonably be requested by any such Finance Party.

15.11	Limits of trust and agency

(a)

It is expressly declared that each Security Representative is trustee or, as the case may be, agent under this Agreement and the Finance Documents to which it is a party in its capacity as trustee or agent only for the Finance Parties and not for the Obligors or any other party thereto whatsoever.

	(b)	The rights and benefits hereby conferred on each Security Representative and the other Finance Parties are in addition to those conferred under any of the other Finance Documents.

(c)

Each of the Parties agrees and acknowledges that, in the event of conflict between the rights, duties, powers, discretions, liabilities and obligations of any Security Representative under this Agreement and those of such Security Representative under any Security Agreement or any Guarantee, the former shall prevail.

(d)

No Security Representative shall have any duties or responsibilities except those expressly set forth in this Agreement. No Security Representative in its personal capacity nor any of its officers, directors, agents, or employees shall be liable for any action taken or omitted by it or them hereunder or under any Security Agreement or any Guarantee or in connection herewith or therewith, unless caused by its or their gross negligence or wilful misconduct. Nothing in this Agreement or any Security Agreement or any Guarantee, expressed or implied, is intended to or shall be so construed as to impose upon any Security Representative any obligations in respect of this Agreement or any Security Agreement or any Guarantee except as expressly set forth herein.

15.12	Timing of enforcement

	(a)	No Security Representative shall enforce any of the security or rights constituted by the Security Agreements or the Guarantees unless and until:

(i) an Event of Default has occurred and is continuing and has not been waived or remedied in accordance with this Agreement; and

(ii)

either (A) the Senior Obligations have become immediately due and payable pursuant to Clause 13.2 (and/or, at any time following the Senior Obligations Discharge Date, the Junior Loan shall have become immediately due and payable pursuant to the Junior Loan Agreement) or (B) notice has been delivered to the Borrower in accordance with Clause 13.3 (and/or, at any time following the Senior Obligations Discharge Date, any similar provision contained in the Junior Loan Agreement) declaring all or any part of the Obligations to be immediately due and payable (or, in the case of any Senior Obligations, to be due and payable on demand or on such date as the Principal Facilities Agent may specify) and the time for compliance by the Borrower with such notice shall have expired; and

(iii) the relevant Security Representative shall have been directed to do so by the Principal Facilities Agent.

(b)

Each Security Representative shall refrain from enforcing the security and rights conferred by the Security Agreements and the Guarantees, unless and until it has been directed to do so in accordance with clause (a)(iii).

(c)

Upon receipt of instructions in accordance with clause (b), each Security Representative shall enforce the rights and powers such Security Representative may have under all or any of the Security Agreements and the Guarantees subject to and in accordance with this Agreement.

15.13	Manner of enforcement

If any Security Representative is instructed to enforce the security or rights conferred by any of the Security Agreements or the Guarantees, it may do so in such manner as it sees fit and solely having regard to the interests of the Finance Parties as a whole (but subject always to Clause 16) and, subject to the instructions of the Required Lenders, without having regard to the interests of any individual Finance Party.

15.14	Payments to the Security Representatives

The proceeds of:

(a) enforcement of any of the security or rights conferred by any of the Security Agreements or the Guarantees;

(b) any distribution among creditors generally of the assets of any Obligor by virtue of any process of law;

(c)

any amounts received by any Finance Party in respect of any Obligations after the taking of any enforcement action pursuant to any Finance Document or after the date upon which any Security Representative has been instructed to enforce the security or rights constituted by all or any of the Security Agreements or the Guarantees in accordance with this Agreement whether by payment, distribution, combination of accounts, set off, enforcement or otherwise; or

(d) any amount required to be paid to any Security Representative pursuant to the terms of any Finance Document,

shall be paid forthwith upon receipt by any Finance Party to the relevant Security Representative for application in accordance with Clause 15.15.

15.15	Order of application

Each Security Representative shall forthwith apply any sums received pursuant to Clause 15.14 (together with such other amounts as it may receive in its capacity as Security Representative) in the order set forth in Clause 17.6.

15.16	Certificates of amounts payable

In determining the amount of any payment to be made to any person pursuant to this Clause 15, each Security Representative shall be entitled to call (in the case of any Senior Lender, through the Principal Facilities Agent) for a certificate from each Finance Party entitled to receive any amount as set out in Clause 15.15, to be dated a date specified by such Security Representative (not being earlier than twenty one (21) days prior to the proposed date of payment), as to:

	(a)	whether the obligations have been paid or discharged in full;

	(b)	the amount due to the relevant Finance Party and the identity of that Finance Party, and details thereof;

	(c)	the currency or currencies in which it is due;

	(d)	the nature of any amount due and the date or dates on which it is payable or repayable; and

	(e)	such other matters as such Security Representative may deem necessary or desirable to enable it to make a distribution as at such date as such Security Representative may specify.

Each Finance Party agrees to provide (in the case of any Senior Lender, through the Principal Facilities Agent) to each Security Representative any such information which may be requested by such Security Representative.

15.17	Proportionate shares

To the extent that any sum falling payable to more than one person in accordance with Clause 15.15 is greater than the amount available to be applied in order to pay such sum, and such persons have an equal ranking claim to such sum, each Security Representative shall distribute the amounts so available between the persons so entitled so as to ensure that the sums owing to such persons are reduced by an equal proportion.

15.18	Calculation of pro rata shares

For the purposes of Clause 15.17, the calculation of any amounts of Obligations outstanding under any Finance Document which are denominated in a currency other than Dollars shall be effected by notionally converting such currency into its equivalent in Dollars.

15.19	Suspense accounts

Unless instructed by the Required Lenders to the contrary, each Security Representative:

(a) may, in its absolute discretion, place any sum received by it in a suspense account for so long as, in its absolute discretion, it shall think fit; and

(b) shall, if so instructed by the Principal Facilities Agent, place any sum received by it in a suspension account for so long as it continues to be instructed to do so by the Principal Facilities Agent.

15.20	Payments to Finance Parties

(a)

Payments of, or on account of, Obligations shall be made by each Security Representative to the person entitled to receive such amount (which, in the case of any Senior Lender, shall mean the Principal Facilities Agent) and to such account as such person or, as the case may be, the Principal Facilities Agent may notify to such Security Representative. An acknowledgement of receipt signed by such person or, as the case may be, the Principal Facilities Agent shall be a good discharge of such obligation by each Security Representative.

(b) Any payment or transfer or conversion required to be made by each Security Representative pursuant to this Agreement shall only be made subject to any applicable laws.

15.21	Performance of duties

Each Security Representative may:

(a)

perform any of its duties, obligations and responsibilities under the Security Agreements and the Guarantees through agents and provided each Security Representative shall have selected or appointed any such agent with the consent of the Principal Facilities Agent (such consent not to be unreasonably withheld), such Security Representative shall not be responsible for any misconduct of such agent or be bound to supervise the proceedings or conduct of such agent;

(b)

refrain from exercising any right, power or discretion vested in it under the Finance Documents until it has received instructions from the Principal Facilities Agent acting in accordance with this Agreement and the Finance Documents and, save in the case of gross negligence or wilful misconduct shall, subject to the provisions of this Agreement, be fully protected in so doing;

(c) refrain from doing anything which is or may be unlawful;

(d)

refrain from taking any steps to protect or enforce the rights of any Finance Party under the Security Agreements or the Guarantees until it has been indemnified and/or secured to its satisfaction by the Finance Parties against any and all claims which it would or might sustain or incur as a result;

	(e)	rely on any communication or document believed by it in good faith to be genuine;

	(f)	rely on the statements of any Obligor as to any matter or fact which might reasonably be expected to be within the knowledge of all or any of them;

	(g)	obtain and pay for such legal or other expert advice or services as may to it seem reasonably necessary or desirable, and rely on any such advice;

(h)

in the case of each Security Representative only, retain for its own benefit any fee or other sum receivable by it in connection with the Finance Documents but only to the extent such fee or other sum is payable to it in its capacity as a Security Representative;

(i)

refrain from taking possession of any part of the Security Property or taking any other action in relation thereto if it has caused to believe that the same may expose it to any liability under any Environmental Law or otherwise in respect of which it is not fully insured or indemnified to its satisfaction; and

(j)

release any property or assets the subject of any lien created in its favour to the extent the same may impose on it any obligation or liability against which it is not fully insured or otherwise expressly indemnified or secured to its satisfaction.

15.22	Responsibility

No Security Representative nor any of their respective officers, employees or agents shall be responsible or liable to any other Finance Party, any Obligor or any other person whatsoever it being acknowledged by the other Finance Parties that such Security Representative has not made any independent investigation in relation thereto:

	(a)	for the adequacy, accuracy or completeness of any representation, warranty, statement or information in any of the Finance Documents or in any notice or other document delivered thereunder;

(b)

for the execution, delivery, validity, legality, adequacy, enforceability or admissibility in evidence of any of the Operative Documents or any obligations or rights created or purported to be created thereby;

	(c)	for the collectability of amounts payable under the Finance Documents;

(d)

for the validity, effectiveness, legality, adequacy or enforceability of any security created or purported to be created by any Security Agreement or Guarantee or for any want of due formality in the constitution of such security;

	(e)	for the title of any Obligor to any property or assets comprised or purported to be comprised in any security created or purported to be created by any Security Agreement or Guarantee;

(f)

for the ability of such Security Representative to exercise any of the rights or functions envisaged by this Agreement or any Security Agreement or Guarantee or for any loss or damage thereby occasioned; or

	(g)	for anything done or not done by it or any of them under or in connection with the Finance Documents.

15.23	Exclusion of duties

Each Security Representative and each Finance Party enforcing its rights under any of the Security Agreements or the Guarantees, in accordance with this Agreement shall have only those duties and responsibilities set out herein or imposed by force of applicable law which are incapable of being excluded from its relationship with the Finance Parties (whether as trustee or otherwise), and each Finance Party hereby agrees that to the fullest extent permitted by applicable law all duties and responsibilities owed by any Security Representative or such Finance Party to any other Finance Party in consequence of such relationship shall be excluded, other than obligations expressly set forth in this Agreement and the obligation (subject thereto) generally to act bona fide in the interests of the Finance Parties.

15.24	Reliance

Each Finance Party confirms that it has itself been and will at all times continue to be solely responsible for making its own independent investigation and appraisal of the business, financial condition, creditworthiness, status and affairs of the Obligors and has not relied, and will not at any time rely, on any Security Representative.

	(a)	to provide it with any information relating to the business, financial condition, creditworthiness, status or affairs of the Obligors whenever the same shall come into its possession; or

	(b)	to check or enquire into the adequacy, accuracy or completeness of any information provided by the Obligors under or in connection with the Finance Documents; or

	(c)	to assess or keep under review the business, financial condition, creditworthiness, status or affairs of the Obligors.

15.25	Monitoring

No Security Representative shall be required to ascertain or inquire as to the performance or observance by any Obligor of the terms of any Finance Document or any other document in connection therewith. No Security Representative shall be deemed to have knowledge of the occurrence of any matter other than matters advised to it in writing by a Finance Party and it shall (subject to such written advice) be entitled to assume without enquiry that each Obligor is duly performing and observing all the provisions of each Finance Document and that all agreements, warranties, covenants and undertakings contained therein are being complied with and that no event or circumstance which might cause crystallisation of any floating charge has occurred or exists. On receipt of such written advice each Security Representative shall notify the other Finance Parties of such advice.

15.26	Opinions and Certificates

Each Security Representative may in relation to any of the Security Agreements or the Guarantees act on the opinion or advice of, or a certificate or any information obtained from, any lawyer, valuer, surveyor, securities company, accountant or other expert in the United Kingdom, Russia or elsewhere (in any case acting in this capacity as such) whether obtained by any MLA, any receiver, any Representative, or any Lender and shall not be responsible for any loss, liability, costs, damages, expenses or inconvenience that may be occasioned by its so doing and any such opinion, advice, certificate or information may be sent or obtained by letter, telex, facsimile or in any other form of visible reproduction and no Security Representative shall be liable for acting on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic provided that such error or lack of authenticity is not manifest.

15.27	Title Documents

Each Security Representative shall be at liberty to place any Security Agreement and any Guarantee and all deeds and other documents relating thereto or any of the documents relating to, or constituting title to, any property which is the subject matter of any security expressed to be created by or pursuant to any Security Agreement or any Guarantee in any safe or other receptacle selected by the relevant Security Representative, in England or (if, in the reasonable opinion of the relevant Security Representative, necessary) Russia or with any bank or banking company, or lawyer or firm of lawyers believed by it to be of good repute, in England or Russia (as the case may be).

15.28	Perfection of Security

No Security Representative shall be bound to give notice to any person of the execution of the Security Agreements or the Guarantees or the creation of any of the security thereby constituted nor shall it be liable for any failure, omission or defect in perfecting the security constituted by the Security Agreements or the Guarantees or the priority of the security thereby constituted including without prejudice to the generality of the foregoing:

	(a)	failure to obtain any licence, consent or other authority for the execution, delivery, validity, legality, adequacy, performance, enforceability or admissibility in evidence of the same;

	(b)	failure to register the same in accordance with the provisions of any of the documents of title of any Obligor;

(c)

failure to effect or procure registration of or otherwise protect any security created or purported to be created by or pursuant to the Security Agreements or the Guarantees by registering, under the Companies Act 1985 or any other applicable laws in any territory, any notice, caution or other entry prescribed by or pursuant to the provisions of the said Act or laws;

	(d)	failure to take or to require any Obligor to take any steps to render any security securing the Obligations effective as regards assets outside Russia or to secure the creation of any ancillary charge under the laws of any territory concerned; or

(e)

failure to call for delivery of documents of title to or require transfers, legal mortgages, charges or other further assurances in relation to any of the assets the subject matter of any of the Security Agreements or the Guarantees or any other document.

15.29	Insurances

No Security Representative shall be required to verify whether any Obligor has arranged the insurances required to be effected or maintained by it or any other person under any Operative Document or that any such insurances comply with the requirements thereof or to investigate the validity, adequacy, enforceability, admissibility in evidence or effectiveness of any such insurances or to satisfy itself that the same remain in full force and effect or have been renewed or that any applicable premiums have been paid or to take any advice in relation thereto or to ascertain whether any notices required to be given to, or acknowledgements obtained from, any underwriters, insurers, re-insurers or brokers have been given to, or, as the case may be, obtained from, such underwriters, insurers, re-insurers or brokers nor shall any Security Representative be under any duty to or to require any person to insure any of the Security Property for or against any loss, claim, liability or expense which may be suffered or incurred by the Finance Parties or any other person in respect thereof or the business or activities of any Obligor.

15.30	Instructions

No Security Representative shall be liable for acting on any opinion, advice, certificate, information, writing, notice, instruction, telex, cable, facsimile transmission or other document purporting to have been signed, sent or made by the proper person or persons and reasonably believed by it to be genuine although the same shall contain some error or shall not be authentic or validly signed.

15.31	Obligor Certificates

Each Security Representative may call for and shall be at liberty to accept a certificate signed by any one director or other officer of any person as to any fact or matter prima facie within the knowledge of that person as sufficient evidence thereof, and a like certificate to the effect that any particular dealing or transaction or step or thing is in the opinion of the person so certifying expedient as sufficient evidence that it is expedient and no Security Representative shall be bound in any such case to call for further evidence or be responsible for any loss, liability, costs, damages, expenses or inconveniences that may be occasioned by its failing so to do.

15.32	Principal Facilities Agent Certificates

Each Security Representative shall be entitled to call for and to rely upon a certificate and shall be entitled to rely upon any directions or instruction of the Principal Facilities Agent, reasonably believed by it to be genuine, in respect of every matter and circumstance for which a certificate directions or instructions of the Principal Facilities Agent is expressly provided for under this agreement or any of the Security

Agreements, and to call for and to rely upon a certificate of the Principal Facilities Agent as to whether any consent, agreement, approval, direction, notice, designation or requirement has been given or made, or other similar action taken or thing done, or as to any other fact or matter prima facie within the knowledge of Principal Facilities Agent, as sufficient evidence thereof and no Security Representative shall be bound in any such case to call for further evidence or be responsible for any loss, liability, costs, damages, expenses or inconvenience that may be occasioned by its failing so to do.

15.33	Possession of Title Documents

No Security Representative shall be under any obligation, unless and until requested in writing to do so by the Principal Facilities Agent and notwithstanding any obligation imposed on any Obligor in any of the Security Agreements to deliver the same to any Security Representative (but without prejudice to any such obligation of any Obligor), to require any Obligor or any other person to deliver to, or to the order of, any Security Representative, or to take possession of, any deeds or other documents relating to, or constituting title to, any property or assets of any Obligor or any policies of insurance effected by any Obligor or any other person, whether pursuant to the terms of any of the Security Agreements or the Guarantees or otherwise, and no Security Representative shall be liable or responsible for any loss or damage incurred as a result of permitting such deeds or other documents to remain in the possession or control of any Obligor or to be held by any other person on behalf, or to the order, of any Obligor nor shall any Security Representative be liable or responsible for any loss or damage arising as a result of any such deeds or other documents being held by any person on behalf of or to the order of any Security Representative if the Principal Facilities Agent has authorised or directed such Security Representative to permit such person to hold the same or have custody thereof.

15.34	Finance Party Advice

Each Security Representative may (and it is the intention that it shall) assume that each of the other Finance Parties has taken and obtained such legal and other advice and opinions in England, Russia and all other relevant jurisdictions as it thinks necessary or desirable in relation to any Obligor or any other person, this Agreement each of the Security Agreements, each of the Guarantees, each of the Project Documents, or any other document, the transactions hereby and thereby contemplated, the Security Property and the business and activities of any Obligor and any other person, and that the same is satisfactory to it and each Security Representative shall be entitled to rely upon any such advice or opinion addressed or made available to it and shall have no obligation or responsibility to seek or obtain any independent or additional advice or opinion whether in England, Russia or elsewhere and shall not be liable for any loss or damage suffered or incurred by the Finance Parties or any of them or any other person as a result thereof.

15.35	Tax

No Security Representative shall have any responsibility whatsoever to any Obligor or any other Finance Party as regards any deficiency which might arise because such Security Representative is subject to any tax in respect of the Security Property or any part thereof or any income therefrom or any proceeds thereof or required to withhold any tax from any sums distributed by it or by reason of any person being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory.

15.36	Expenditure of Own Funds

No provision of any Security Agreement shall require any Security Representative to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties, or in the exercise of any of its rights or powers, and no provision of this Agreement or any Security Agreement or Guarantee shall require any Security Representative to take any action or refrain from taking any action in the performance of its duties, or in the exercise of any of its rights or powers, until it shall have received such indemnity, or indemnities or security (including payment in advance) as, in its absolute discretion, it may require against all costs, claims, expenses and liabilities which it may expend or incur in so doing.

15.37	Delegation

Each Security Representative may, in the execution and exercise of all or any of the trusts, powers, authorities and discretions vested in it by this Agreement or any of the Security Agreements or Guarantees, act by responsible officers or a responsible officer for the time being of such Security Representative and each Security Representative may also, whenever it thinks expedient in the interests of the Finance Parties, whether by power of attorney or otherwise, delegate to any person or persons or fluctuating body of persons all or any of the trusts, rights, powers, duties, authorities and discretions vested in it by this Agreement or any of the Security Agreements or Guarantees and any such delegation may be made upon such terms and conditions and subject to such regulations (including power to sub-delegate) as any Security Representative may think fit in the interests of the Finance Parties (and provided that such Security Representative shall have exercised reasonable care in the selection of such delegate and has obtained consent of the Principal Facilities Agent, not to be unreasonably withheld) it shall not be bound to supervise the proceedings of and shall not in any way or to any extent be liable or responsible for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate or sub-delegate. Each Security Representative shall give prompt notice to the Principal Facilities Agent of the appointment of any delegate as aforesaid (and, in connection therewith, the Principal Russian Security Agent hereby gives notice of its appointment of IMB to perform certain of the duties and obligations of the nature contemplated by the Russian Security Agreements to which the Principal Russian Security Agent is a party).

15.38	Disclosure of information

No Security Representative need disclose any information relating to any Obligor, or any related or associated entities, received otherwise than in its capacity as a Security Representative hereunder if such disclosure would or might, in the opinion of such Security Representative, constitute a breach of any law or any duty of secrecy or confidence.

15.39	Conflicts of interest

Each Security Representative may, directly or indirectly, engage in any kind of banking, trust, advisory or other business whatsoever with the Obligors, and any of their related or associated entities, and accept and retain any fees payable by any of the same for its own account in connection with the Finance Documents without liability to account therefor to any Finance Party.

15.40	Borrower Indemnity

(a)

In the event of any Security Representative being required to undertake any exceptional duties in the course of its trusteeship under any of the Security Agreements or the Guarantees (which shall, without limitation, be presumed once any Security Representative shall have become bound to enforce any of the security constituted by the Security Agreements or the Guarantees or when in the opinion of any Security Representative circumstances exist in which such event may occur), the Borrower shall pay such additional remuneration as shall be agreed between the relevant Security Representative and the Borrower. In the event of any Security Representative and the Borrower failing to agree to an alteration in the annual remuneration or the amount of any additional remuneration as aforesaid it shall be determined by an investment bank selected by such Security Representative and approved by the Borrower or, failing such approval, on the application of such Security Representative nominated by the President for the time being of the Law Society of England and Wales, the expenses involved in such nomination and the fees of such investment bank being paid by the Borrower and the determination of such investment bank (who shall be deemed to be acting as an expert and not as an arbitrator) shall be conclusive and binding upon such Security Representative and the Borrower.

	(b)	The Borrower shall pay to each Security Representative an amount equal to the amount of any value added tax or similar tax chargeable in respect of its remuneration hereunder.

	(c)	The Borrower shall indemnify each Security Representative and keep it indemnified:

(i)

in respect of all liabilities sustained and costs and expenses properly incurred by it or by any delegate or sub-delegate appointed by such Security Representative in the proper execution or purported execution of the trusts, powers, authorities or discretions vested in such Security Representative by, or the proper performance of obligations assumed by such Security Representative under, this Agreement or any of the Security Agreements or Guarantees; and

(ii)

against all liabilities, actions, proceedings, costs and expenses, claims and demands in respect of any matter or thing done or omitted by it or such person in any way relating to this Agreement or any of the Security Agreements or Guarantees or the security constituted thereby except to the extent that they are sustained or incurred as a result of the gross negligence, wilful misconduct or fraud of such Security Representative.

(d)

All sums payable to any Security Representative under clauses (a), (b) and (c) and pursuant to Clause 18.3 (herein after together with any interest referred to in this clause (d) called "Security Representative Indemnified Liabilities") shall be payable on demand.

15.41	Finance Party indemnity

(a)

Each Lender agrees to severally indemnify each Security Representative for any Security Representative Indemnified Liabilities (to the extent not reimbursed by the Borrower and without prejudice to the liability of the Obligors under any Finance Document), and for all value added and other taxes paid or suffered by it in connection therewith, or any liabilities, losses, damages, penalties, actions, judgements, costs, expenses or disbursements of any kind whatsoever which may be imposed on, incurred by or asserted against any Security Representative relating to or arising out of (i) any Security Representative acting as a Security Representative under the Security Agreements or Guarantees or (whether itself or through any agent) acting as the holder of any security taken by it or (ii) any Security Representative performing its duties thereunder or (iii) any action taken or omitted by any Security Representative thereunder.

(b) Such indemnification shall be made rateably in accordance with the amount of Obligations owing to each Lender and outstanding under the Finance Documents as at the date of demand hereunder.

(c) Notwithstanding the foregoing, no Lender shall be liable for any portion of the foregoing resulting from any Security Representative's gross negligence or wilful misconduct.

15.42	Trust indemnity

Each Security Representative shall be entitled to be indemnified out of any assets it receives or holds on trust from time to time hereunder or under the Security Agreements and Guarantees for any and all Security Representative Indemnified Liabilities and for all value added and other taxes paid or suffered by it in connection therewith.

15.43	Liability and illegality

Each Security Representative may refrain from doing anything which would or might in its opinion (a) be contrary to any applicable law or (b) render it liable to any person, and may do anything which in its opinion is necessary to comply with any such applicable law.

15.44	Registration of security

Save as otherwise required under the Finance Documents, no Security Representative, nor any other Finance Party shall be liable for any failure, omission, or defect in perfecting the security constituted by any of the Security Agreements or the Guarantees including any failure to (a) register the same in accordance with the provisions of any of the documents of title of the relevant chargor to any of the property thereby charged, (b) make any recordings or filings or rerecordings or refilings in connection therewith, (c) effect or procure registration of or otherwise protect any security interest created or evidenced by any of the Security Agreements or the Guarantees under the registration laws in any jurisdiction.

15.45	Money on deposit

Save as otherwise provided in the Security Agreements or the Guarantees, all moneys received by any Security Representative under any of the Security Agreements or the Guarantees or otherwise may, prior to their application in accordance with the terms of this Agreement, be placed on deposit in the name of or under the control of such Security Representative at such bank or institution (including at such Security Representative) and upon such terms as such Security Representative may think fit.

15.46	Voting

No Security Representative nor any Finance Party shall be liable to any person by reason of having acted upon any instructions purported to have been given by or with the consent of the requisite Finance Parties required under this Agreement (in the case of any Security Representative) or the relevant Security Representative (in the case of any Finance Party) even though subsequent to its acting it may be found that there was some defect in the instructions so given or the votes so cast.

15.47	Consents and approvals

Any consent or approval given by any Security Representative for the purposes of this Agreement may be given on such terms and subject to such conditions (if any) as the Principal Facilities Agent shall direct and notwithstanding anything to the contrary in this Agreement may be given retrospectively.

15.48	Security Representatives' liability at law

Nothing in this Agreement shall, in any case in which any Security Representative has failed to show the degree of care and diligence required of it as trustee (in the case of the Offshore Security Trustee) or agent (in the case of either Russian Security Agent) having regard to the provisions of this Agreement conferring on it any trusts powers, authorities or discretions, exempt such Security Representative from or indemnify it against any liability for breach of trust or any liability which by virtue of any rule of law would otherwise attach to it in respect of any negligence, default, breach of duty or breach of trust of which it may be guilty in relation to its duties under this Agreement.

15.49	Resignation

(a)

Any Security Representative may, at any time and without giving any reason therefor, resign by giving not less than thirty (30) days' prior written notice thereof to the Finance Parties and the Borrower, provided that the resignation of any Security Representative shall not become effective unless a successor has succeeded to, and been fully vested with all rights, powers, privileges and duties of, the resigning Security Trustee in accordance with Clause 15.51.

(b)

Upon the occurrence of the Senior Obligations Discharge Date each of the Security Representatives shall be under no further duty or obligation hereunder or under any other Finance Document and shall be entitled to resign and to transfer all of the interest in the Security Property to the Junior Lender or a successor Security Representative nominated by the Junior Lender (or, in the absence of such nomination within twenty (20) days after the Senior Obligations Discharge Date, to the Junior Lender). The Junior Lender shall enter into such further instruments as each Security Representative might reasonably require in order to give full force and effect to the resignation and replacement referred to in the immediately preceding sentence. Notwithstanding any other provision of this Agreement or any other Finance Document to the contrary, the Senior Finance Parties shall not be under any obligation whatsoever to the Junior Lender or any such successor Security Representative in their capacity as holders of the Security Property or otherwise.

15.50	Removal by Finance Parties

The Required Lenders (calculated ignoring the votes of the relevant Security Representative in its capacity as a Lender (if applicable)) may dismiss a Security Representative by giving it not less than thirty (30) days' prior written notice thereof, provided that the dismissal of a Security Representative shall not become effective unless a successor has succeeded to, and been fully vested with all rights, powers, privileges and duties of, the dismissed Security Representative in accordance with Clause 15.51.

15.51	Appointment of successor

Upon the giving of a notice under Clause 15.49 or Clause 15.50, the Required Lenders (calculated ignoring the votes of any Security Representative in its capacity as a Lender (if applicable)) shall have the right (subject, at any time when no Default shall then have occurred and be continuing, to the prior approval of the Borrower, such approval not to be unreasonably withheld or delayed) to appoint a successor relevant Security Representative. If no such successor Security Representative shall have been so appointed and shall have accepted such appointment within thirty days after the giving of any such notice (or such shorter period as may be required to ensure the successor Security Representative complies with any applicable law if pursuant to such applicable law it is unlawful for any Security Representative to continue acting as the relevant Security Representative), the retiring Security Representative may appoint a successor Security Representative. Upon the acceptance of any appointment by a Security Representative under this Agreement of a successor Security Representative, and upon due execution of a deed of accession in the Agreed Form, such successor Security Representative shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the retiring Security Representative which shall be discharged from its duties and obligations hereunder.

15.52	Continuing benefits

After any Security Representative's dismissal or resignation hereunder as a Security Representative, the provisions of this Agreement will continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as a Security Representative.

15.53	Remuneration

The Borrower shall pay to each Security Representative remuneration for its services hereunder as from the date of this Agreement, such remuneration to be at such rate as may from time to time be agreed between the Borrower and such Security Representative. Such remuneration shall be payable in accordance with the terms of such agreement, shall accrue from day to day and be payable in the priority specified in Clause 15.15.

15.54	Tax

The Borrower shall in addition pay to each Security Representative an amount equal to the amount of any sales, value added tax or similar tax chargeable in respect of its remuneration under this Agreement.

16.	SUBORDINATION OF JUNIOR OBLIGATIONS

16.1	Standstill

Until the Senior Obligations Discharge Date, the Junior Lender covenants with each Senior Finance Party that, unless the Senior Finance Parties shall be taking any similar action, it will not:

(a) declare a Junior Default or otherwise accelerate all or any part of the Junior Obligations due to it or demand repayment of all or any part of the Junior Obligations due to it; or

(b) take any action to enforce any of the Junior Finance Documents or to recover the Junior Obligations due to it or exercise any rights of set off in relation thereto; or

(c)

exercise any rights, pursue any remedy or take any legal proceeding in any jurisdiction in respect of any breach of covenant, misrepresentation or non- observance or default in respect of the terms or conditions of any Junior Finance Document; or

(d)

petition for (or take any other step or action which may lead to) the liquidation, administration, dissolution, winding-up or appointment of an insolvency official or external administrator in respect of any Obligor in any jurisdiction or any of its assets or instigate any other insolvency proceeding in relation thereto.

16.2	Subordination

The Junior Lender and each Obligor hereby jointly and severally covenants with each Senior Finance Party and agrees and declares that until the Senior Obligations Discharge Date:

(a)

Ranking: For all purposes, and except as set forth in Clause 16.5(b), the Senior Obligations will rank ahead of the Junior Obligations and the Junior Obligations will be subordinated in right of payment to the Senior Obligations.

(b)

Turnover of receipts: In the event of payment being made to the Junior Lender (or to any other person on its behalf) in breach of this Clause 16 or any other provision of this Agreement, the Junior Lender undertakes forthwith to pay to the Principal Facilities Agent (for the account of the Senior Finance Parties) an amount equal to any sums or benefits which have been so received by it from, as the case may be, the liquidator or other external administrator or insolvency official of any Obligor or from any other person and any such amounts so paid to the Principal Facilities Agent shall be applied in accordance with the provisions of Clause 17.6 and prior to such application may be held by the Principal Facilities Agent in such manner, and for such period, as it thinks fit without the Principal Facilities Agent having any obligation to pay interest thereon to any person. In the event of any payment being paid over by the Junior Lender to the Principal Facilities Agent as aforesaid the Junior Lender shall be deemed to have received such payment as agent on behalf of the Senior Finance Parties and the Junior Obligations shall not be, and shall not be deemed to have been, discharged by all or any portion of such payment (and/or, to the extent relevant, any such Junior Obligation so discharged shall be deemed to have been reinstated).

	(c)	Hold on Trust: The Junior Lender shall hold all:

		(i)	payments or benefits received by; or

		(ii)	lien, indemnity or guarantee given to

the Junior Lender in breach of Clause 16.5 or any other provision of this Agreement on trust for the Principal Facilities Agent and, in the case of clause (c)(i), pending the relevant amount being paid to the Principal Facilities Agent as required by clause (b).

(d)

Rights of Set-Off: If the Junior Lender receives the benefit of a right of set- off or counterclaim and, as a result, any of the Junior Obligations due to it are reduced, the Junior Lender will forthwith pay to the Principal Facilities Agent a sum equal to the amount by which the Junior Obligations have been so reduced (for application or holding by the Principal Facilities Agent in accordance with the provisions of Clause 17.6) and pending such payment will hold such sums on trust for the Principal Facilities Agent.

16.3	Representations and Warranties of the Junior Lender

The Junior Lender hereby represents and warrants to each Senior Finance Party on the date of this Agreement and on the date of delivery of each Borrowing Request and each Continuation Notice and shall be deemed to repeat such representation and warranty on each Borrowing Date (both immediately before and immediately after the application of the proceeds of the relevant Senior Loans), in each case in the terms set out below:

	(a)	the Junior Finance Documents contain all terms relating to the Junior Obligations;

(b)

it is the sole beneficial owner of the Junior Obligations owing to it, free of liens, options and subordinations in favour of any person other than (i) those referred to in this Clause 16, and (ii) in connection with any assignment or transfer to BCK Ventures or another subsidiary of Bema in the circumstances described in the last paragraph of Clause 18.11;

(c)

it has neither taken nor received any lien, indemnity or guarantee of any kind whatsoever from any Obligor or any other person in respect of the Junior Obligations owing to it other than those referred to in the Finance Documents; and

	(d)	the obligations of the Junior Lender under this Agreement constitute legal, valid, binding and enforceable obligations of the Junior Lender enforceable against the Junior Lender.

16.4	The Obligors' Covenants

Each Obligor covenants with the Senior Finance Parties that, until the Senior Obligations Discharge Date, it will not without the prior written consent of the Principal Facilities Agent (acting on the instruction of the Required Senior Lenders) or except as set forth in Clause 16.5(b):

	(a)	pay or repay, or make any distribution in respect of, or purchase or acquire, any of the Junior Obligations (in cash or in kind);

	(b)	set off the Junior Obligations against any other liability owing to it or in any other manner whatsoever; or

	(c)	amend, modify or supplement any provision of the Junior Loan Agreement.

16.5	Covenants of Junior Lender

(a)

Except as expressly permitted under the terms of this Agreement, the Junior Lender covenants with the Senior Finance Parties that, until the Senior Obligations Discharge Date, it will not, without the prior written consent of the Principal Facilities Agent:

(i) demand or receive payment of, or any distribution in respect or on account of, any of the Junior Obligations (in cash or kind) owing to it from any Obligor or any other source, or apply any money or assets in discharge of any Junior Obligations;

	(ii)	set off any of the Junior Obligations;

	(iii)	except as set forth in the last paragraph of Clause 18.11, assign, transfer, mortgage, charge, encumber, dispose of or otherwise deal with the Junior Obligations owed to it or any part thereof; or

(iv)

take or receive or permit to subsist any lien, indemnity or guarantee of any kind whatsoever in respect of the Junior Obligations other than as granted pursuant to the Security Agreements and the Guarantees.

(b)

Notwithstanding the foregoing provisions of this Clause 16 the Borrower may make any payment in respect of interest accrued on the Junior Loan at the rate set forth in the Junior Loan Agreement if each of the following conditions are satisfied:

	(i)	no Default shall have occurred and be continuing or would result from any such payment;

	(ii)	after the occurrence of the Economic Completion Date, any such payment may only be made or taken during a Cash Sweep Payment Period;

(iii)

after giving effect to all payments required to be made during or prior to any Cash Sweep Payment Period referred to in clause (b)(ii) (including any such payments required to be made during such Cash Sweep Payment Period pursuant to Clause 5.1(d)), there are sufficient funds standing to the credit of the Offshore Operating Account to permit such payment to be made in accordance with the provisions of Clause 6.1(d); and

	(iv)	prior to the occurrence of the Economic Completion Date, any such payment may only be made from the proceeds of Junior Loans.

16.6	Treatment of distributions

	(a)	Transfer of distribution

The Junior Lender will do all such things as the Principal Facilities Agent may require as being necessary or desirable to transfer to the Principal Facilities Agent all payments and distributions which must be turned over or held in trust for the Principal Facilities Agent, including endorsements and execution of formal transfers.

	(b)	Failure of trust

If for any reason, a trust in favour of, or a holding of property for, any Senior Finance Party under this Agreement is invalid or unenforceable, the Junior Lender will pay and deliver to the Principal Facilities Agent an amount equal to the payment, receipt or recovery in cash or in kind (or its value, if in kind)

which the Junior Lender would otherwise have been bound to hold on trust for or as property of the relevant Senior Finance Party.

16.7	Voting

So long as any of the Senior Obligations are or may become outstanding and solely in connection with the conduct of any insolvency proceedings against any Obligor:

(a)

the Principal Facilities Agent may (and is hereby irrevocably authorised to) exercise all powers of convening creditors meetings, voting and representation in respect of the Junior Obligations and the Junior Lender will provide all forms of proxy and of representation required to that end; and

(b) if and to the extent that the Principal Facilities Agent is not entitled to exercise a power conferred in clause (a) the Junior Lender:

(i) will exercise such power as the Principal Facilities Agent directs; and

(ii) will not exercise such power so as to impair the subordination provided for in this Agreement.

Notwithstanding the foregoing, to the extent that the Principal Facilities Agent does not file any proof of claim in respect of the Junior Obligations in connection with any such proceeding then the Junior Lender shall be entitled to do so.

16.8	Information by Junior Lender

The Junior Lender will:

(a) Notification of default: promptly notify the Principal Facilities Agent of the occurrence of any Junior Default; and

(b)

Details of debt: on written request by the Principal Facilities Agent from time to time notify the Principal Facilities Agent in writing of details of the amount of the Junior Obligations owing to it and give the Principal Facilities Agent copies of all Junior Finance Documents it is party to as soon as entered into.

16.9	Expenses

[Not used]

16.10	Protection of Subordination

(a) Continuing Subordination

The subordination provisions in this Agreement constitute a continuing subordination and benefit the ultimate balance of the Senior Obligations regardless of any intermediate payment or discharge of the Senior Obligations.

(b) Waiver of Defence

The subordination provisions in this Agreement will not be affected by any act, omission or circumstance which (save for this provision) may operate so as to release or otherwise exonerate any Obligor or the Junior Lender from their respective obligations hereunder or otherwise affect such subordination provisions including:

	(i)	any time, indulgence or waiver granted to or composition made with any Obligor or any other person;

	(ii)	the taking, variation, compromise, renewal or release of or failure to enforce any rights, remedies or security against or granted by any Obligor or any other person;

(iii)

any legal limitation, disability, incapacity or other circumstance relating to any Obligor or any other person or any variation of the terms of this Agreement or any other document (including the other Finance Documents);

	(iv)	any fluctuation in or partial repayment or pre-payment of the Senior Obligations;

	(v)	any unenforceability, illegality or invalidity of any obligations of any Obligor or liens in respect of the Senior Obligations or any other instrument or lien; or

	(vi)	any amendment to any Finance Document.

(c)	Immediate recourse

The Junior Lender waives any right it may have of first requiring any Senior Finance Party (or any trustee or agent acting on behalf of any Senior Finance Party) to proceed against any other right or security or claim for payment from any person before claiming the benefit of this Agreement.

(d)	Non-competition

Until the Senior Obligations Discharge Date, the Junior Lender will not by virtue of any payment or performance by it under this Agreement:

(i)

be subrogated to any rights, security or moneys held, received or receivable by any Senior Finance Party (or any trustee or agent on its behalf) or be entitled to any right or contribution or indemnity;

(ii)

(except through the Principal Facilities Agent as provided in Clause 16.7(a) but subject to the last paragraph of Clause 16.7) claim, rank, prove or vote as a creditor of any Obligor or any other person or their respective estates in competition with the Principal Facilities Agent or any other Senior Finance Party (or any trustee or agent on their behalf); or

	(iii)	except as expressly permitted under the terms of this Agreement, receive, claim or have the benefit of any payment, distribution or security from or on account of any Obligor or other person.

(e)	Impairment

Each of the Obligors and the Junior Lender hereby covenants with the Senior Finance Parties that it will not at any time do or fail to do anything which may jeopardise or render ineffective the subordination effected by this Agreement.

16.11	Rights after Senior Obligations Discharge Date

At any time after the Senior Obligations Discharge Date, and notwithstanding any provision to the contrary contained in this Agreement or any other Finance Document, each of the Junior Lender and any Senior Lender (acting in its capacity as a Senior Lender RMA Provider) may, upon the occurrence of any Event of Default or similar event under the Junior Loan Agreement, instruct each Security Representative to enforce each of the rights and remedies under the Security Agreements and the Guarantees and otherwise take such other enforcement action as it shall elect in connection with the Finance Documents.

17.	GENERAL PAYMENT PROVISIONS AND SET-OFF

17.1	Payments by the Borrower

Except as otherwise provided in this Agreement or in the relevant Senior Loan Agreement, all payments by the Borrower to the Senior Finance Parties under this Agreement and the Senior Loan Agreements shall be made to the Principal Facilities Agent to such account at its Dollar Lending Office as notified by the Principal Facilities Agent from time to time. All payments by the Borrower to the Junior Lender shall be made in the manner set forth in the Junior Loan Agreement.

17.2	Payments by the Senior Lenders

Except as otherwise provided in this Agreement or in the relevant Senior Loan Agreement, all payments by any Senior Lender under this Agreement and the Senior Loan Agreements shall be made to the Principal Facilities Agent to such account at its Dollar Lending Office as notified by the Principal Facilities Agent from time to time. All payments by the Junior Lender shall, subject always to Clause 16, be made in the manner set forth in the Junior Loan Agreement.

17.3	Payments

All payments by any Obligor pursuant to this Agreement or any other Finance Document, whether in respect of principal amount, interest or otherwise, shall (except with respect to any repayment or prepayment of any Obligation denominated in another currency) be paid in Dollars. All such payments for the account of any Senior Finance Party made in Dollars shall be made by the relevant Obligor to the Principal Facilities Agent for the account of each Senior Finance Party entitled thereto, by delivery of Dollars in immediately available funds to an account of the Principal Facilities Agent at the Principal Facilities Agent's Dollar Lending Office, which account shall be designated from time to time by notice to the Borrower from the Principal Facilities Agent, for the account of each Senior Finance Party entitled thereto (and, if such payment shall be of less than the due amount of the relevant payment Obligation then due and owing, for the pro rata benefit of each Senior Finance Party entitled to share in such payment in accordance with its respective portion of the aggregate unpaid amount of similar payment Senior Obligations). All such payments denominated in Dollars shall be made, without setoff, deduction, or counterclaim, not later than 11:00 a.m., on the date when due. All such payments denominated in any currency other than Dollars shall be payable to such account, and by such time, as the Principal Facilities Agent shall specify from time to time. Any payments received hereunder after the time and date specified in this Clause shall be deemed to have been received by the Principal Facilities Agent on the next following Business Day. The Principal Facilities Agent shall promptly remit to each Senior Finance Party its share (calculated as aforesaid), if any, of such payments, in kind. Such remittance shall be to an account designated by such Senior Finance Party to the Principal Facilities Agent by notice from time to time and maintained at, in the case of a Senior Lender, such Senior Lender's Dollar Lending Office, or, in the case of any other Senior Finance Party, such location as such Senior Finance Party shall designate to the Principal Facilities Agent by notice from time to time.

Where a sum is to be paid to the Principal Facilities Agent under the Finance Documents for the account of another Senior Finance Party, the Principal Facilities Agent shall not be obliged to pay that sum to such other party until it has been able to establish to its satisfaction that it has actually received that sum.

Subject to Clause 2.2(d) of each Senior Loan Agreement, if the Principal Facilities Agent pays an amount to another party and it proves to be the case that the Principal Facilities Agent had not actually received that amount, then the party to whom that amount was paid by the Principal Facilities Agent shall on demand refund the same to the Principal Facilities Agent together with interest on that amount from the date of payment to the date of receipt by the Principal Facilities Agent, calculated by the Principal Facilities Agent to reflect its cost of funds.

For the avoidance of doubt, the Principal Facilities Agent shall not be responsible for the making, receipt or distribution of any payment relating to any Junior Obligation.

17.4	Redistribution of Payments

(a)

If, at any time, the proportion which any Senior Finance Party (a "Recovering Senior Finance Party") has received or recovered (whether voluntary, involuntary, by application of set off or otherwise) in respect of its portion of any payment (a "relevant payment") to be made under this Agreement or under any other Finance Document (other than any Risk Management Agreement to which it is party) by any Obligor for the account of such Recovering Senior Finance Party and one or more other Senior Finance Parties is greater (the amount of such excess being herein called an "excess amount") than the proportion thereof received or recovered by the Senior Finance Party or Senior Finance Parties entitled to participate in the payment Obligation to which such payment relates and which are receiving or recovering the smallest proportion thereof (which, for the purposes hereof shall include a nil receipt or recovery), (it being understood that all relevant payments are to be distributed among the Senior Lenders in accordance with their respective relevant Funding Percentages), then:

	(i)	such Recovering Senior Finance Party shall pay to the Principal Facilities Agent an amount equal to such excess amount;

(ii)

there shall thereupon fall due from the Borrower to the Recovering Senior Finance Party an amount equal to the amount paid out by such Recovering Senior Finance Party pursuant to clause (a)(i), the amount so due being treated, for the purposes hereof, as if it were an unpaid part of such Recovering Senior Finance Party's portion of such relevant payment; and

(iii)

the Principal Facilities Agent shall treat the amount received by it from such Recovering Senior Finance Party pursuant to clause (a)(i) as if such amount had been received by it from the Borrower in respect of such relevant payment and shall pay the same to the other Senior Finance Parties in accordance with their respective relevant Funding Percentages.

Within two (2) Business Days after any Senior Finance Party receives or recovers any relevant payment otherwise than by payment through the Principal Facilities Agent, that Senior Finance Party shall notify the Principal Facilities Agent of the amount and currency so received or recovered, how it was received or recovered and whether it represents principal, interest or other sums.

(b)

If any sum (a "relevant sum") received or recovered by a Recovering Senior Finance Party in respect of any amount owing to it by any Obligor becomes repayable and is repaid by such Recovering Senior Finance Party, then:

(i)

each Senior Finance Party which has received a share of such relevant sum by reason of the implementation of clause (a) shall, upon request of the Principal Facilities Agent, pay to the Principal Facilities Agent for the account of the Recovering Senior Finance Party an amount equal to its share of the relevant sum; and

(ii)

there shall thereupon fall due from the Borrower to each such Senior Finance Party an amount equal to the amount paid out by it pursuant to clause (b)(i), the amount so due being treated, for the purposes hereof, as if it were the sum payable to such Senior Finance Party against which such Senior Finance Party's share of such relevant sum was applied.

(c)

If any Senior Lender shall commence any action or proceeding in any court to enforce its rights hereunder or under any other Finance Document after consultation with the other Senior Lenders and, as a result thereof or in connection therewith, shall receive any excess amount (as referred to in clause (a)) then such Senior Lender shall not be required to share any portion of such excess amount with any Senior Lender which has the legal right to, but does not, join in such action or proceeding (having had notice of such action or proceeding) or commence and diligently prosecute a separate action or proceeding to enforce its rights.

(d)

Notwithstanding anything to the contrary contained in this Agreement or any other Finance Document, no Covered Senior Lender shall have any obligation to share any payment made to it by any provider of Political Risk Insurance with any Uncovered Lender.

(e)

Notwithstanding anything to the contrary contained in this Agreement or any other Finance Document, neither IFC nor Export Development Canada (in their capacities as a Tranche A Senior Lender) shall have any obligation to share any payment received by or for the account of IFC or Export Development Canada in freely convertible and transferable currencies ("Convertible Currencies") under circumstances where

	(i)	there is an unavailability or shortage of foreign exchange in Russia;

	(ii)	there has occurred a moratorium or general debt rescheduling with respect to indebtedness of entities in Russia; or

	(iii)	the Central Bank of Russia or any other authority having the power to regulate foreign exchange is not generally permitting the conversion of the Rouble into Convertible Currencies,

but where IFC or Export Development Canada is either being exempted from such foreign exchange restrictions or is otherwise afforded preferential treatment by foreign currency being made available for obligations owed to it in Convertible Currencies.

17.5	Setoff

In addition to and not in limitation of any rights or remedies of any Finance Party under applicable law or otherwise, each Finance Party (or any branch thereof) shall, in the event that any Obligor defaults in the payment, repayment or prepayment when due of any payment Obligation, have the right to appropriate and apply to the payment of such Obligations owing to it (whether or not then due) any and all balances, credits, deposits, accounts or moneys of such Obligor then or thereafter maintained with such Finance Party in whatever currency or commodity; provided, however, that any such appropriation and application shall be subject to the provisions of Clause 17.4.

17.6	Application of Proceeds

If at any time any amount received by the Principal Facilities Agent or any other Representative is less than the amount then due and payable pursuant to this Agreement or any other Finance Document (including any proceeds received by the Principal Facilities Agent or any Security Representative in respect of any sale of, collection from, or other realisation upon, all or any part of any collateral security subject to any Security Agreement) such amount may, in the discretion of the Principal Facilities Agent (after consultation with the Senior Lenders), be held by the Principal Facilities Agent or any other Representative as additional collateral security under the relevant Security Agreement for, or then or at any time thereafter be applied in the following order:

(a)

first, in or towards payment or reimbursement, pro rata, of the Security Representative Liabilities and any other costs, charges, expenses and liabilities incurred by or on behalf of any Security Representative (and any receiver, attorney or agent appointed pursuant to any Security Agreement), and remuneration of each Security Representative and every receiver under the Security Agreements, in each case to the extent payable under the Finance Documents;

(b)

second, in or towards meeting pro rata the costs of any indemnity provided by any Finance Party to any Security Representative (or any receiver, attorney or agent appointed pursuant to any Security Agreement), in respect of the enforcement of security or rights conferred by the Security Agreements;

(c)

third, in or towards reimbursement pro rata of any Representative or any Project Account Bank of any other costs, charges, expenses or liabilities incurred by any Agent or any Project Account Bank in connection with the Finance Documents (including any amount payable to the Principal Facilities Agent pursuant to Clauses 14.5, 18.3 and 18.4), in each case to the extent payable under the Finance Documents;

(d)

fourth, in or towards meeting pro rata the costs of any indemnity provided by any Finance Party to any Representative or any Project Account Bank in connection with any costs, charges, expenses or liabilities incurred by any Representative or any Project Account Bank in connection with the Finance Documents;

(e)

fifth, to amounts outstanding to the Senior Finance Parties (or any of them) under any Finance Document (excluding any Project Risk Management Agreement) in respect of any amount other than interest on, or the principal amount of, any Senior Loan;

(f)	sixth, to amounts outstanding to the Senior Finance Parties (or any of them) under any Finance Document in respect of interest on any Senior Loan;

(g)

seventh, to amounts outstanding to the Senior Finance Parties (or any of them) under (i) any Finance Document in respect of the principal amount of any Senior Loan, and (ii) any Project Risk Management Agreement; and

(h)	eighth, to amounts outstanding to the Junior Lender in respect of the Junior Obligations.

Any surplus of such cash or cash proceeds held by the Principal Facilities Agent, any Security Representative or any other Representative and remaining after payment in full of all the Obligations shall be paid over to whomsoever may be lawfully entitled to receive such surplus.

17.7	Currency of Payment

If:

(a)

any amount payable by any Obligor under this Agreement or any other Finance Document is received by a Finance Party entitled thereto in a currency ("Payment Currency") other than the amount agreed to be payable in the currency in which the relevant Obligation is denominated (the "Relevant Currency"), whether as a result of any judgement or order or the enforcement thereof, the liquidation of such Obligor or otherwise; and

(b)

the amount produced by converting the Payment Currency so received into the Relevant Currency is less than the required amount of the Relevant Currency, then the Borrower shall, as an independent obligation separate and independent from its other obligations contained hereunder and in any other Finance Document, indemnify such Finance Party for the deficiency and any loss sustained as a result. Such conversion shall be made promptly following receipt at such prevailing rate of exchange in such market as is reasonably determined by such Finance Party as being most appropriate for the conversion. The Borrower shall in addition pay the reasonable costs of the conversion. The Borrower waives any right it may have in any jurisdiction to pay any amount under this Agreement or any other Finance Document in a currency other than the Relevant Currency.

17.8	Computations

(a)

All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days. Subject to clauses (d) and (f) of the definition of "Interest Period" contained in either Senior Loan Agreement, whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment.

(b)

All calculations of any amount due hereunder or any other Finance Document to any Senior Finance Party shall be made by the Principal Facilities Agent and shall, in the absence of demonstrated error, be conclusive evidence of such amount.

(c)

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or under any other Finance Document or in connection herewith or therewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The rates of interest under this Agreement or under any other Finance Document are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(d)	If any provision of this Agreement or under any other Finance Document would oblige any Obligor to make any payment of interest or other amount payable to any Finance Party in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Finance Party of "interest" at a "criminal rate" (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by such Finance Party of "interest" at a "criminal rate".

17.9	Disruption to Payment Systems etc.

If either the Principal Facilities Agent determines (in its discretion) that a Disruption Event has occurred or the Principal Facilities Agent is notified by the Borrower that a Disruption Event has occurred:

(a)

the Principal Facilities Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facilities as the Principal Facilities Agent may deem necessary in the circumstances;

(b)

the Principal Facilities Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in clause (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)

the Principal Facilities Agent may consult with the Finance Parties in relation to any changes mentioned in clause (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)

any such changes agreed upon by the Principal Facilities Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 18.1;

(e)

the Principal Facilities Agent shall not be liable for any damages, costs or losses whatsoever (including for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Principal Facilities Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause; and

	(f)	the Principal Facilities Agent shall notify the Finance Parties of all changes agreed pursuant to clause (d).

18.	MISCELLANEOUS

18.1	Waivers, Amendments, etc

Each of the provisions of this Agreement (including, for the avoidance of doubt, Clause 12) and of each other Finance Document (except to the extent otherwise set forth in such Finance Document and except (without prejudice to Clause 12.31) in the case of the Junior Loan Agreement) may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by each Obligor party thereto, the Principal Facilities Agent and the Required Lenders; provided, however, that no such amendment, modification or waiver which would:

(a)

modify any requirement hereunder that any particular action be taken or a determination be made by, or with the consent of or in consultation with, all the Lenders or by the Required Lenders shall be effective unless consented to by each Lender;

(b)

modify this Clause, change the definition of the term "Required Lenders", change the Total Senior Commitment Amount or the Commitment Amount, Percentage or Funding Percentage of any Senior Lender or otherwise subject any Senior Lender to any additional obligation shall be made without the consent of each Senior Lender;

(c)

(i) modify this Clause 18.1, (ii) change the definition of the term "Required Lenders", (iii) subject the Junior Lender to any additional obligations, (iv) amend or modify any provision of Clause 16, (v) change the definition of the terms "Junior Finance Documents", "Junior Loan" or "Junior Obligations", or (vi) amend or modify clause (w)(i) of the proviso to Clause 12.24 shall, in each case, be made without the consent of the Junior Lender;

(d)

extend the due date for, or reduce the amount of, any payment or prepayment of principal of or interest on any Loan or any other amount payable hereunder or under any other Finance Document in respect thereof be made without the consent of each Lender;

(e)

affect the interests, rights or obligations of any Representative or any MLA in their respective capacities as such shall be made without the consent of such Representative or, as the case may be, such MLA;

(f)

other than as specifically permitted by this Agreement or the relevant Security Agreement, authorise or effect the release of any material portion of the collateral which is the subject of any lien granted or purported to be granted in favour of any Representative (for the rateable benefit of the Finance Parties) or in favour of the Finance Parties pursuant to any relevant Security Agreement shall be made without the consent of each Senior Lender;

	(g)	materially reduce the obligations of any Guarantor under the Guarantee to which it is a party shall be made without the consent of each Senior Lender;

	(h)	modify any term of this Agreement or any other Finance Document expressly relating to the priority of application of any proceeds to (i) any amount outstanding in respect of any Loan made by any Lender, or (ii) any Obligations of any Obligor under any Project Risk Management Agreement to which any Lender is a party shall, in either such case, be made without the consent of such Lender;

(i)	modify any term of this Agreement or any other Loan Document expressly relating to any policy of Political Risk Insurance shall be made without the consent of each Covered Senior Lender; and

(j)	pursuant to the Political Risk Insurance require the consent of the provider thereof, shall be made without the consent of such provider.

No failure or delay on the part of any Finance Party in exercising any power or right under any Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on any Obligor in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by any Finance Party under any Finance Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

18.2	Notices

All notices and other communications provided to any Party under any Finance Document shall be in writing and shall be sent by hand delivery, courier delivery, the mechanism established by SWIFT (in each case authenticated), facsimile or electronic communication and addressed or delivered to it at its address set forth below its signature hereto and designated as its "Address for Notices" or at such other address as may be designated by such Party in the relevant Finance Document or in a notice to the other Parties. Any notice:

	(a)	if sent by hand delivery or courier delivery, shall be deemed received when delivered in legible form;

	(b)	if transmitted by any mechanism established by SWIFT, shall be deemed made or delivered when despatched and an acknowledgement of receipt by authenticated SWIFT is received;

	(c)	if transmitted by facsimile, shall be deemed given when transmitted (transmission confirmed by the sending facsimile machine); and

	(d)	if transmitted by electronic communication, shall be deemed given when actually received by the recipient in readable form.

18.3	Costs and Expenses

	(a)	The Borrower agrees to pay on demand:

(i) all reasonable fees and expenses (including legal fees) of the Representatives and the MLA's incurred in connection with the negotiation, preparation, execution and delivery of each Finance

Document, including schedules and exhibits, whether or not the transactions contemplated hereby are consummated;

(ii)

all reasonable fees and expenses (including legal fees) of the Representatives and the MLA's incurred in connection with Primary Syndication of the Commitments and Senior Loans under each Senior Loan Agreement.

(iii)

all reasonable fees and expenses (including legal fees) of the Representatives incurred in connection with any amendments, waivers, consents, supplements or other modifications to any Finance Document as may from time to time hereafter be required;

(iv)

all reasonable fees and related expenses of any independent technical adviser (including the Independent Engineer and the Insurance Consultant) employed by any Representative on behalf of the Senior Lenders in connection with the transactions contemplated by this Agreement (including (A) the preparation of the Technical Review and the Insurance Summary, (B) the certification of each Compliance Certificate, the Mechanical Completion Certificate and the Economic Completion Certificate (C) the periodic review of any matters relating to the development and operation of the Kupol Project (including the preparation of any report in connection therewith) as the Senior Lenders may reasonably require and (D) any visit of the nature referred to in Clause 12.5);

	(v)	all reasonable out-of-pocket expenses of each Finance Party's agents or officers in connection with any visit of the nature referred to in Clause 12.5; and

(vi)

any stamp or other taxes incurred in connection with the preparation and review of the form of any instrument relevant to any Finance Document, the consideration of legal questions relevant to any default in the performance of any obligations hereunder and thereunder and the filing, recording, refiling or re-recording of any Finance Document and all amendments or supplements to any thereof and any and all other documents or instruments of further assurance required to be filed or recorded or refiled or re-recorded by the terms of any Finance Document.

(b)	The Borrower agrees to reimburse each Finance Party on demand for all reasonable fees and expenses (including legal fees) incurred by such Finance Party in connection with:

	(i)	the negotiation of any restructuring or "work-out", whether or not consummated, of any Obligations; and

	(ii)	the enforcement of any Obligations (and, in the case of the Senior Finance Parties, in connection with the enforcement of any obligations of the Junior Lender).

(c)	All fees and expenses of any legal adviser to any Finance Party payable by the Borrower hereunder shall be paid on a full indemnity basis.

18.4	Indemnification

In consideration of the execution and delivery of this Agreement by each Finance Party and the extension of the Commitments by the Senior Lenders and the making available of the Junior Loans by the Junior Lender, the Borrower indemnifies, exonerates and holds each Finance Party (in its capacity as such and not, for the avoidance of doubt (but without prejudice to the terms of any instrument described below), in its capacity as lender to any other Group Member pursuant to any other instrument) and each of its officers, directors, shareholders, employees and agents (the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages and expenses in connection therewith (including reasonable legal fees on a full indemnity basis and including any amount paid by any Lender to any Representative pursuant to Clause 14.5 or 15.41 or pursuant to Clause 5.5 of either Senior Loan Agreement) (the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to:

(a)	any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan;

(b)	entering into and performance of any Finance Document by any of the Indemnified Parties;

(c)

any Loan not being made for any reason (other than as a result of any default on behalf of the Finance Parties making a claim under this Clause) on a Borrowing Date specified in any Borrowing Request (or, in the case of any Junior Loan, on the date such Junior Loan is scheduled to be made pursuant to the Junior Loan Agreement);

(d)

any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the release by any Group Member of any Hazardous Material;

(e)

the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases or threatened releases from, any real property owned or operated by any Group Member of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law, regardless of whether caused by, or within the control of, such Group Member);

(f)	any contravention by any Obligor or any of their respective affiliates of any applicable law relating to the prevention of Corrupt Practices; or

(g)

any action taken by any Obligor or any provision of applicable law which is, in any such case, inconsistent with or might or has led to a breach of, the provisions of Clause 6, (including the last sentence of Clause 6.5(h));

except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's negligence or wilful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law; provided, however, that no Guarantor (except with respect to any obligation incurred pursuant to clause (c), (d), (e) or (f)) shall be under any liability pursuant to clause (a) or (b) after the Economic Completion Date except with respect to any Indemnified Liability arising, in whole or in part, as a result of any event or failure to act which occurred on or prior to the Economic Completion Date.

18.5	Survival

The obligations of the Borrower under Clauses 5.3, 7.2, 7.3, 7.5, 15.40, 18.3 and 18.4 and the obligations of the Lenders under Clauses 14.5 and 15.41, shall, in each case, survive any termination of this Agreement. The representations and warranties made by each Obligor in each Finance Document to which such Obligor is a party shall survive the execution and delivery of such Finance Document.

18.6	Severability

Any provision of any Finance Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Finance Document or affecting the validity or enforceability of such provision in any other jurisdiction.

18.7	Headings

The various headings of each Finance Document are inserted for convenience only and shall not affect the meaning or interpretation of such Finance Document or any provisions hereof or thereof.

18.8	Counterparts, Effectiveness, etc

This Agreement may be executed by the Parties in several counterparts, each of which shall, when executed, be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective on the date (the "Effective Date") when counterparts hereof executed on behalf of the Borrower, each Representative, each MLA and each Lender (or notice thereof satisfactory to the Principal Facilities Agent) shall have been received by the Principal Facilities Agent.

18.9	Governing Law

This Agreement and (except as set forth to the contrary therein) each other Finance Document and all matters and disputes relating hereto and thereto shall be governed by, and construed in accordance with, English law.

18.10	Assignments and Transfers by the Obligors

No Obligor shall be entitled to assign or transfer all or any of its respective rights, benefits and obligations under any Finance Document except with the consent of the Lenders.

18.11	Assignments and Transfers by the Lenders

Subject to Clause 16.5(a)(iii), any Lender may, in accordance with the terms and conditions of the relevant Loan Agreement to which such Lender (in its capacity as a Tranche A Senior Lender, Tranche B Senior Lender or Junior Lender, as the case may be is a party) at any time assign or transfer all or any of its rights, benefits and obligations under the Finance Documents; provided, however, that, no such assignment or transfer shall be valid unless, in connection therewith, the relevant assignee or transferee Lender shall have agreed with the Representatives and the other Lenders that such assignee or transferee Lender shall be under the same obligations to each of them as it would have been had it been a Party hereto and the other relevant Finance Documents as a Lender and the Representatives and the other Lenders shall not otherwise be obligated to recognise such assignee or transferee Lender as having rights against each of them which it would have had if it had been such a Party hereto.

Without prejudice to and notwithstanding any of the provisions of this Clause 18.11, any Lender if required or permitted by law may assign or transfer or otherwise grant any encumbrance over all or any portion of its share of the Loans in favour of any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System of the United States of America (or any successor thereof), as the same may be modified and supplemented and in effect from time to time, and/or any operating circular issued by such Federal Reserve Bank or in favour of any central bank or supranational bank provided that such transfer shall not affect such Lender's obligations under any Finance Document.

In connection with its exercise of the warrants issued by Bema pursuant to the Warrant Agreement (as defined in the Junior Loan Agreement) the Junior Lender may assign or transfer all or any portion of its rights, benefits and obligations under the Finance Documents to BCK Ventures or any other subsidiary of Bema; provided however, that, any such assignment or transfer shall be subject to the proviso of the first paragraph of this Clause 18.11; and provided, further, however, that immediately upon the effectiveness of any such assignment or transfer the Obligations thereby assigned or transferred shall cease to be Obligations hereunder or under any other Finance Document and shall be and become unsecured Approved Subordinated Indebtedness outstanding from the Borrower to BCK Ventures or such subsidiary of Bema (and, in connection therewith, each Party agrees to enter into such documentation as the Principal Facilities Agent shall request in order to document and evidence the same (including the release by BCK Ventures or such subsidiary of Bema of the obligations of any Obligor (other than the Borrower) in respect of such assigned or transferred Obligations)).

18.12	Other Transactions

Without prejudice to the provisions of Clause 14.8 or 14.12, nothing contained herein shall preclude any Finance Party from engaging in any transaction, in addition to those contemplated by any Finance Document, with any Group Member or any of their respective affiliates in which any Group Member or such affiliate is not restricted hereby from engaging with any other person.

18.13	Confidentiality

Information provided by any Obligor hereunder or under any other Finance Document shall not be disclosed by any Finance Party for any purpose other than evaluation, monitoring and review pursuant to this Agreement; provided, however, that such information may be disclosed:

	(a)	to a permitted assignee or transferee of any Lender if the purchaser is advised such information is confidential and such persons agree to keep such information confidential;

(b)

to any director, officer or employee of such Finance Party (and, in the case of IFC, to any director, officer or employee of the International Bank for Reconstruction and Development) provided, however, that same is treated in the same manner as other confidential information held by such Finance Party;

(c)

to legal advisers, accountants and other consultants and professional advisors determined by such Finance Party to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the relevant Obligor;

	(d)	pursuant to applicable law;

	(e)	to the extent that such information is public;

(f)

to the extent that such information was previously known to such Finance Party through means other than the Obligors, or was acquired from a third party not known to such Finance Party to be under a duty of confidentiality to an Obligor;

	(g)	in connection with the exercise by any Finance Party of any rights and remedies at any time when any Default has occurred and is continuing;

	(h)	by any Covered Senior Lender to any issuer of any policy of Political Risk Insurance; or

	(i)	pursuant to prior written agreement between the Borrower and such Finance Party with a copy of such agreement being provided to the Principal Facilities Agent.

18.14	Dispute Resolution

	(a)	(i)

Any dispute, difference, controversy or claim arising out of or in connection with this Agreement, including the breach, termination or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force.

(ii)

The arbitral tribunal shall be composed of a sole arbitrator who shall be appointed by agreement between the parties in dispute. Failing such agreement within thirty (30) days from the service of the notice of arbitration, the sole arbitrator shall be appointed by the President for the time being of the London Court of International Arbitration.

(iii)

The notice of arbitration shall be also served on each and every Party who hereby agree to submit any dispute, difference, controversy or claim arising of or in connection with this Agreement before the same arbitral tribunal by intervening in the pending arbitration proceedings commenced pursuant to clauses (a)(i) and (a)(ii). In the event that such proceedings have already been declared closed or discontinued for other reasons the dispute, difference, controversy or claim arising out of or in connection with this Agreement shall be settled through fresh arbitral proceedings to be commenced in compliance with clauses (a)(i) and (a)(ii).

(iv)	The arbitral tribunal shall be empowered to settle each and every dispute submitted to it in separate awards and at different times.

(v)	The place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings.

(vi)	The Parties hereby waive any rights under any applicable and procedural law to appeal any arbitration award or to seek determination of a preliminary point of law with respect to such proceedings.

(vii)	Judgement of the award may be entered into any court having jurisdiction thereof.

(b)

Nothing in this Agreement shall affect the right of any Finance Party to commence legal proceedings or otherwise sue any Obligor in England, Russia, Canada, any Province of Canada or any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other legal papers upon any Obligor in any manner authorised by the laws of any such jurisdiction.

(c)

Nothing in this Agreement shall be construed as a waiver, renunciation or other modification of any immunities, privileges or exemptions of IFC accorded under the Articles of Agreement of IFC, international conventions or any applicable law.

(d)

Nothing in this Agreement shall be construed as a waiver, renunciation or other modification of any immunities, privileges or exemptions of Export Development Canada under the Export Development Act (Canada), international conventions or any applicable law.

18.15	Entire Agreement

The Finance Documents constitute the entire agreement and understanding of the Parties with respect to the subject matter thereof and supersede any previous agreement, written or oral, between the Parties relating to the subject matter thereof. Each of the Parties acknowledges and agrees that in entering into this Agreement and the other Finance Documents it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether a Party to this Agreement or not) other than as expressly set out in this Agreement as a warranty. The only remedy available to any Party for breach of the warranties shall be for breach of contract under the terms of this Agreement or the relevant Finance Document. Nothing in this Section shall, however, operate to limit or exclude any liability for fraud.

18.16	Waiver of Immunity

To the extent that any Obligor may be entitled in any jurisdiction to claim for itself or its assets, immunity from suit, execution, attachment or other legal process whatsoever, it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

18.17	Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

18.18	English Language

This Agreement and the other Finance Documents have been negotiated in English and, other than the Russian Security Agreements, executed in the English language and, notwithstanding any translation of any thereof into any other language, the English language version thereof shall govern. The Russian Security Agreements shall be executed in the Russian language accompanied by a certified English translation thereof. All certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement and the other Finance Documents shall be in the English language or, if not in the English language, shall be accompanied by a certified English translation thereof. In the case of any document originally issued in a language other than English (other than the Russian Security Agreements), the English language version of any such document shall, absent demonstrated error, control the meaning and interpretation of the matters set forth therein.

18.19	Perpetuities

For the purposes of the Perpetuities and Accumulations Act of 1964, any trusts created by this Agreement or in any other Finance Documents shall be for a period of 80 years from the date of this Agreement or, as the case may be, from the date of such other Finance Document.

The Parties have caused this Agreement to be duly executed and delivered as a deed on the day and year first above written.

The Borrower

CLOSED JOINT-STOCK COMPANY	)
"CHUKOTKA MINING AND	)
GEOLOGICAL COMPANY"	)	By

Name Printed

Title

Address:	2 "V" Rultytegina Street
689000 Anadyr
Chukotka Autonomous Region
Russia

Facsimile no:	+7 41322 99 363

Electronic mail address:	jsullivan@bemagold.com

For the attention of:	Jim Sullivan

With a copy to:

Address:	Bema Gold Corporation
Suite 3100
Three Bentall Centre
595 Burrand Street
P.O. Box 49143
Vancouver
British Columbia
Canada V7X 1J1
Facsimile no:	+1 604 681 6209

Electronic mail address:	rricher@bemagold.com

For the attention of:	Roger Richer

The Guarantors

BCK VENTURES LIMITED	)
)
By

Name Printed

Title

Address for Notices:	Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

Facsimile No.:	+357 (0) 2 277 9939

Attention:	Irene Argyrides

Electronic mail address:	i.argyrides@chrysostomides.com.cy

BEMA GOLD CORPORATION	)
)
By

Name Printed

Title

Address for Notices:	Suite 3100
Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver
British Columbia
Canada V7X 1J1

Facsimile No.:	+1 604 681 6209

Attention:	Roger Richer

Electronic mail address:	rricher@bemagold.com

KUPOL VENTURES LIMITED	)
)
By

Name Printed

Title

Address for Notices:	Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

Facsimile No.:	+357 (0) 2 277 9939

Attention:	Irene Argyrides

Electronic mail address:	i.argyrides@chrysostomides.com.cy

WHITE ICE VENTURES LIMITED	)
)
By

Name Printed

Title

Address for Notices:	c/o HWR Services Limited
Craigmuir Chambers
P.O. Box 71
Road Town
Tortola
British Virgin Islands

Facsimile No.:	+1 284 494 3547

Attention:	Gilda Richardson

Electronic mail address:	Gilda.Richardson@harneys.com

CHUKOTKA VENTURES LIMITED	)
)
By

Name Printed

Title

Address for Notices:	Antis Triantafyllides & Sons
Triantafyllides Building
Capital Center - 9th Floor
Nicosia
Cyprus

Facsimile No.:	+357 (0) 245 0620

Attention:	George/Stelios Triantafyllides

Electronic mail address:	trianta@triantafyllides.com

BEMA GOLD FAR EAST LLC	)
)
By

Name Printed

Title

Address for Notices:	13 Proletarskaya Street
Magadan
Russia
685000

Facsimile No.:	+7 41322 99 363

Attention:	Jim Sullivan

Electronic mail address:	jsullivan@bemagold.com

The Risk Management SPV

KUPOL AU-AG (BARBADOS) INC.	)
)
By

Name Printed

Title

Address for Notices:	c/o The Corporate Secretary Limited
Whitepark House
White Park Road
Bridgetown
Barbados

Facsimile No.:	+1 246 429 2677

Attention:	Roger Richer

Electronic mail address:	rricher@bemagold.com

The Tranche A Lenders
CATERPILLAR FINANCIAL	)
SERVICES (UK) LIMITED	)
	)	By

Name Printed

Title

Address:	2405 Stratford Road
Hockley Heath
West Midlands B94 6NW
United Kingdom

Facsimile no:	+44 1564 786410

Electronic mail address:	nicola.croucher@cat.com

For the attention of:	Nicola Croucher

With an additional copy to:

Address:	Caterpillar Financial (Zurich)
Muehlebachstrasse 43
8008 Zurich
Switzerland

Facsimile no:	+41 43 222 61 40

Electronic mail address:	Rolf.steinemann@cat.com
and
Roman.mebert@cat.com

For the attention of:	Rolf Steinemann and
Roman Mebert

EXPORT DEVELOPMENT CANADA	)
)
By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	151 O'Connor
Ottawa
Ontario
Canada
K1A 1K3
Facsimile no:	+1 613 598 3186

Electronic mail address:	iaggarwal@edc.ca

For the attention of:	Isha Aggarwal

INTERNATIONAL FINANCE	)
CORPORATION	)
By

Name Printed

Title

Address:	2121 Pennsylvania Avenue N.W.
Washington
D.C. 20433
Facsimile no:	+1 202 522 3743

For the attention of:	Director: Oil, Gas, Mining and
Chemicals Departments

MITSUBISHI CORPORATION (UK))
PLC	)
	)	By

Name Printed

Title

Address:	Mid City Place
71 High Holborn
London
WC1V 6BA
Facsimile no:	+44 (0) 20 7025 3239

Electronic mail address:	hideki.nakagawa@mitsubishicorp.com
ichiro.sakoda@mitsubishicorp.com
For the attention of:	Hideki Nakagawa
Ichiro Sakoda

The Tranche B Lenders
BAYERISCHE HYPO- UND	)
VEREINSBANK AG	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

Dollar Lending Office:

Address:	41 Moorgate
London EC2R 6PP
Facsimile no:	+44 (0) 7382 1199/1095

Electronic mail address:	loans.services@hvbeurope.com

For the attention of:	Loans Services

SOCIETE GENERALE	)
)
By

Name Printed

Title

Address:	SG House
41 Tower Hill
London
EC3N 4SG
Facsimile no:	+44 (0) 20 7702 1604

Electronic mail address:	michael.jones@sgcib.com and
konstantin.fedotov@sgcib.com
For the attention of:	Michael Jones and Konstantin
Fedotov

Dollar Lending Office:

Société Générale, New York
(Swift Code: SOGEUS33)
Favour: Société Générale, Paris
(Swift Code: SOGEFRPPHCM)

The Junior Lender
INTERNATIONAL FINANCE	)
CORPORATION	)
	)	By

Name Printed

Title

Address:	2121 Pennsylvania Avenue N.W.
Washington
D.C. 20433
Facsimile no:	+1 202 522 3743

For the attention of:	Director: Oil, Gas, Mining and
Chemicals Department

The MLA's
BAYERISCHE HYPO- UND	)
VEREINSBANK AG	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

CATERPILLAR FINANCIAL	)
SERVICES (UK) LIMITED	)
	)	By

Name Printed

Title

Address:	2405 Stratford Road
Hockley Heath
West Midlands B94 6NW
United Kingdom

Facsimile no:	+44 1564 786410

Electronic mail address:	nicola.croucher@cat.com

For the attention of:	Nicola Croucher

With an additional copy to:

Address:	Caterpillar Financial (Zurich)
Muehlebachstrasse 43
8008 Zurich
Switzerland

Facsimile no:	+41 43 222 61 40

Electronic mail address:	Rolf.steinemann@cat.com
and
Roman.mebert@cat.com

For the attention of:	Rolf Steinemann and
Roman Mebert

EXPORT DEVELOPMENT CANADA	)
)
By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	**

Facsimile no:	**

Electronic mail address:	**

For the attention of:	**

MITSUBISHI CORPORATION	)
)
By

Name Printed

Title

Address:	16-3, Konan 2-Chome
Minato-Ku
Tokyo 108-8228
Japan
Facsimile no:	+81 (0) 3 6405 3994

Electronic mail address:	toshihiko.inamoto@mitsubishicorp.com

For the attention of:	Toshihiko Inamoto

SOCIETE GENERALE	)
By	)
By

Name Printed

Title

Address:	SG House
41 Tower Hill
London
EC3N 4SG
Facsimile no:	+44 (0) 20 7702 1604

Electronic mail address:	michael.jones@sgcib.com and
konstantin.fedotov@sgcib.com
For the attention of:	Michael Jones and Konstantin
Fedotov

The Documentation Agent
BAYERISCHE HYPO- UND	)
VEREINSBANK AG, LONDON BRANCH	)
	)	By

Name Printed

Title

)
)

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

The Technical Agent
SOCIETE GENERALE	)
)
By

Name Printed

Title

Address:	SG House
41 Tower Hill
London
EC3N 4SG

Facsimile no:	+44 (0) 20 7702 1604

Electronic mail address:	michael.jones@sgcib.com and
konstantin.fedotov@sgcib.com
For the attention of:	Michael Jones and Konstantin
Fedotov

The Insurance Agent
SOCIETE GENERALE	)
By	)
By

Name Printed

Title

Address:	SG House
41 Tower Hill
London
EC3N 4SG
Facsimile no:	+44 (0) 20 7702 1604

Electronic mail address:	michael.jones@sgcib.com and
konstantin.fedotov@sgcib.com
For the attention of:	Michael Jones and Konstantin
Fedotov

The Tranche A Facility Agent
BAYERISCHE HYPO- UND	)
VEREINSBANK AG, LONDON BRANCH	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

Dollar Lending Office:
Address:	41 Moorgate
London EC2R 6PP
Facsimile no:	+44 (0)20 7382 1199/1095
Electronic mail address:	loans.services@hvbeurope.com
For the attention of:	Loans Services

The Tranche B Facility Agent
BAYERISCHE HYPO- UND	)
VEREINSBANK AG, LONDON BRANCH	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

Dollar Lending Office:
Address:	41 Moorgate
London EC2R 6PP
Facsimile no:	+44 (0)20 7382 1199/1095
Electronic mail address:	loans.services@hvbeurope.com
For the attention of:	Loans Services

The Offshore Security Trustee
BAYERISCHE HYPO- UND	)
VEREINSBANK AG, LONDON BRANCH	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

The Principal Russian Security Agent
BAYERISCHE HYPO- UND	)
VEREINSBANK AG	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

The Russian Gold Security Agent
CLOSED JOINT-STOCK COMPANY	)
"INTERNATIONAL MOSCOW	)
BANK"		By

Name Printed

Title

Address:	119034, Prechistenskaya naberezhnaya 9
Moscow
Russia
Facsimile no:	+7 (095) 258 7246

Electronic mail address:	AIzotov@imbank.ru/
IPechenina@imbank.ru
For the attention of:	Mr. Alexey Izotov/
Mrs. Irina Pechenina

The Principal Facilities Agent
BAYERISCHE HYPO- UND	)
VEREINSBANK AG, LONDON BRANCH	)
	)	By

Name Printed

Title

)
)
By

Name Printed

Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

Dollar Lending Office:
Address:	41 Moorgate
London EC2R 6PP
Facsimile no:	+44 (0)20 7382 1199/1095
Electronic mail address:	loans.services@hvbeurope.com
For the attention of:	Loans Services